As filed with the Securities and Exchange Commission on October 13, 2005

Registration No. 333-128193

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VOYAGER PHARMACEUTICAL CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	2834	65-1089565
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8540 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 846-4880

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

Patrick S. Smith

President and Chief Executive Officer

Voyager Pharmaceutical Corporation

8540 Colonnade Center Drive

Raleigh, North Carolina 27615

(919) 846-4880

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Redlick, Esq. John B. Watkins, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, Massachusetts 02109 (617) 526-6000	David W. Pollak, Esq. Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178 (212) 309-6000

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 13, 2005
Voyager Pharmaceutical Corporation 5,900,000 Shares of Common Stock

This is our initial public offering and no public market currently exists for our shares. We expect that the public offering price will be between $15.00 and $19.00 per share.

OpenIPO®: The method of distribution being used by the underwriter in this offering differs somewhat from that traditionally employed in firm commitment underwritten public offerings. In particular, the public offering price and allocation of shares will be determined primarily by an auction process conducted by the underwriter and other securities dealers participating in this offering. The minimum size for any bid in the auction is 100 shares. A more detailed description of this process, known as an OpenIPO, is included in “Underwriting” beginning on page 100.

THE OFFERING	PER SHARE	TOTAL
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Voyager Pharmaceutical Corp.	$	$

We have granted the underwriter the right to purchase up to 885,000 additional shares from us within 30 days after the date of this prospectus to cover any over-allotments. The underwriter expects to deliver shares of common stock to purchasers on                    , 2005.

Proposed Nasdaq National Market Symbol: VYGR

This offering involves a high degree of risk. You should purchase shares only if you can afford a complete loss of your investment. See “ Risk Factors” beginning on page 7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. In this prospectus, unless otherwise stated or the context otherwise requires, references to “Voyager,” “we,” “us,” “our” and similar references refer to Voyager Pharmaceutical Corporation.

NOTICE TO INVESTORS

For investors outside the United States: Neither we nor the underwriter have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Voyager and our logo are our trademarks and Memryte is our registered trademark. OpenIPO is a registered service mark of WR Hambrecht + Co, LLC. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our common stock, you should read this prospectus carefully in its entirety, especially the risks of investing in our common stock that we discuss under “Risk Factors,” and our financial statements and related notes beginning on page F-1.

Our Company

We are a biopharmaceutical company focused on developing drugs for diseases associated with aging and development. Our most advanced product candidate is Memryte, a proprietary, small, biodegradable implant that is comprised of leuprolide acetate and a polymer, that we are developing for the treatment of mild to moderate Alzheimer’s disease. A polymer is a substance consisting of many repeating chemical units or molecules which, in the case of Memryte, dissolves over time to release leuprolide acetate. Leuprolide acetate has been widely used over the past 20 years for the treatment of a number of hormone-related disorders, such as prostate cancer, endometriosis and precocious puberty, and has a well-established safety record in humans.

In the third quarter of 2005, we initiated enrollment and dosed the first patient in the first of our two randomized, double blind, placebo controlled, 56-week, pivotal Phase III clinical trials of the Memryte implant for the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with acetylcholinesterase inhibitors, or ACIs. A randomized, double blind, placebo controlled clinical trial is a study in which participants are randomly assigned to one of two or more treatment arms of a clinical trial in which neither the investigator nor the subject knows whether the subject is receiving the medication or placebo, a substance that has no treatment value. We plan to initiate enrollment in the second Phase III clinical trial in the fourth quarter of 2005. We expect to enroll approximately 550 patients in each of these trials. ACIs are the most widely prescribed current therapy for Alzheimer’s disease and include Aricept, Reminyl, also known as Razadyne, Exelon and Cognex. We reviewed the study protocol and statistical analyses for these two pivotal Phase III clinical trials with the Division of Neuropharmacological Drug Products of the Center for Drug Evaluation and Research of the FDA in August 2005. The FDA agreed to our clinical development plan and indicated that the results from our clinical trials to date were adequate for us to initiate our Phase III trials.

We recently completed a randomized, double blind, placebo controlled, 48-week, Phase II dose-ranging clinical trial, a clinical trial evaluating different dose levels, of an injectable formulation of leuprolide acetate in 108 women aged 65 or older as a treatment for mild to moderate Alzheimer’s disease. Although Phase II clinical results may not be predictive of results in subsequent clinical trials, in this Phase II trial, there was a trend at week 48 in favor of the high dose leuprolide acetate group indicating a relative stabilization of the disease compared to the placebo group. In addition, in a prospective subgroup analysis of patients who were taking ACIs, the group of 24 patients who also received the high dose of leuprolide acetate demonstrated a benefit over the group of 26 patients who were treated with placebo.

In addition to our recently completed Phase II clinical trial of leuprolide acetate in women, we have completed enrollment and are conducting a similar randomized, double blind, placebo controlled, 48-week, Phase II dose-ranging clinical trial of an injectable formulation of leuprolide acetate in 119 men, which we expect to complete in the second quarter of 2006. Although not statistically significant, interim analysis of the data from the 33 patients enrolled in the trial who had reached week 26 at the time of the analysis showed a trend in favor of the groups receiving leuprolide acetate in comparison with the group receiving placebo. The results of this interim analysis were derived from a small number of patients and were not designed to demonstrate statistical significance. Statistical significance is measured by what is commonly referred to as a p-value, which is a mathematical calculation used to determine the statistical meaningfulness of experimental results and indicates the likelihood that the measured result was obtained purely by chance.

In July 2005, we completed a Phase I multiple-dose and formulation comparison study of the Memryte implant, placebo and an injectable formulation of leuprolide acetate in 50 healthy volunteers of both genders. In this Phase I trial, the Memryte implant was generally well tolerated, with no serious adverse events reported. The Memryte implants provided a predictable systemic release of leuprolide acetate over an eight-week dosing interval.

Alzheimer’s Disease

Alzheimer’s disease is a progressive, degenerative and ultimately terminal brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. There is currently no treatment that stops or materially slows the progression of Alzheimer’s disease. As a result, it is one of the world’s largest unmet medical needs. Direct and indirect annual costs of caring for individuals with Alzheimer’s disease in the United States are at least $100 billion, according to estimates used by the Alzheimer’s Association and the National Institute on Aging. The global market for currently available Alzheimer’s disease drugs is growing rapidly and was over $3 billion in 2004. The American Health Assistance Foundation estimates that approximately 18 million people worldwide, including approximately 4.5 million people in the United States, suffer from Alzheimer’s disease.

Our Scientific Approach

Based upon recent research suggesting a link between hormone levels and an increased risk of developing Alzheimer’s disease and our preclinical and clinical studies, we believe that Alzheimer’s disease is caused by inappropriately elevated levels of pituitary hormones created as a result of the body’s attempt to maintain reproductive function. The resulting age-related increased pituitary hormone levels are similar to levels seen during fetal life. We believe these changes in hormone levels stimulate cell division in the brain. While this is appropriate for stem cells of the developing fetal brain, when adult brain cells are driven to divide, we believe it results in the pathology associated with Alzheimer’s disease, which is referred to as the cell cycle hypothesis.

Our research suggests that luteinizing hormone, or LH, which is released by the pituitary gland, is the catalyst that drives brain cells into this abnormal attempt at cell division. In addition, our research indicates that LH may stimulate the processing of amyloid precursor protein, which leads to the production of amyloid beta protein in the brain. Amyloid beta protein is widely believed to be a cause of Alzheimer’s disease.

Our lead product candidate, Memryte, is designed to dramatically reduce levels of LH in the bloodstream and in brain tissue through controlled, long-term, sustained administration of leuprolide acetate, which suppresses LH production. We hold an issued United States patent with claims directed to the treatment of Alzheimer’s disease by administering an agent, including leuprolide acetate, that reduces or eliminates LH blood serum levels.

We have retained all worldwide commercial rights to Memryte and our pipeline of product candidates in preclinical development. Leuprolide acetate is off-patent, meaning patents protecting the compound have expired and the compound is available in the public domain. Leuprolide acetate is available from a number of third party manufacturers. Under an agreement with Durect Corporation, Durect produces Memryte for us using Durect’s biodegradable polymeric implant technology to provide a sustained release formulation of leuprolide acetate. Durect has also granted us an exclusive license to Durect’s technology related to Memryte for the treatment of mild to moderate Alzheimer’s disease. Under the agreement, we have agreed to make periodic payments to Durect upon the achievement of specified development and regulatory milestones and royalties on net product sales. We are entitled to all other revenues from Memryte. We and Durect have established a joint development team, consisting of two representatives from each company, to manage the development of Memryte. Ultimately, we have final decision making authority with respect to Memryte development matters.

We are conducting a number of other research and development programs, including programs focused on hormone refractory prostate cancer, brain cancers, Amyotrophic Lateral Sclerosis and disorders of premature birth. Our two most advanced preclinical programs involve the use of leuprolide acetate for the treatment of hormone refractory prostate cancer and brain cancers. Our goal is to submit Investigational New Drug Applications, or INDs, to the FDA and initiate Phase II clinical trials in 2006 for these two programs.

Our management team has considerable prior experience in the healthcare and pharmaceutical industries, with significant background in high growth companies, healthcare marketing and sales and the Alzheimer’s disease community. We plan to build a domestic sales and marketing infrastructure for Memryte and any other products for which we may obtain marketing approval in the United States. For marketing and selling our products internationally, we may seek collaborators, establish our own international capabilities or pursue a combination of these two approaches.

Our Business Strategy

Our corporate strategy is to use our understanding of changes in human reproductive hormone levels in response to the aging process to discover, develop and commercialize pharmaceutical products for diseases associated with aging and development. The key elements of our strategy are to:

•	advance Memryte for the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with ACIs through pivotal Phase III clinical trials to commercialization;

•	maximize the commercial potential of our product candidates by advancing their development without relying on funding from other pharmaceutical companies;

•	establish our own domestic sales and marketing capabilities; and

•	advance our pipeline of preclinical programs.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. We have a limited operating history and have not yet commercialized any products. We have incurred substantial operating losses in each year since inception. As of June 30, 2005, we had an accumulated deficit of approximately $35.1 million. We expect to incur significant and increasing net losses for at least the next several years. All of our product candidates are undergoing clinical trials or are in early stages of development, and failure is common and can occur at any stage of development. None of our drug candidates has received regulatory approval for commercialization, and we do not expect that any drugs resulting from our research and development efforts will be commercially available for at least the next several years, if at all. We may never receive any product revenues or achieve profitability.

Our Corporate Information

We were incorporated under the laws of Delaware in February 2001 as Angel Care, Inc. and subsequently changed our name to Angel Care America, Inc. In November 2001, Angel Care America, Inc. merged with Voyager Pharmaceutical Corporation and the surviving corporation remained Voyager Pharmaceutical Corporation.

Our principal executive offices are located at 8540 Colonnade Center Drive, Raleigh, North Carolina 27615, and our telephone number is (919) 846-4880. Our website address is www.voyagerpharma.com. We do not intend for the information on, or accessible through, our website to be a part of this prospectus.

The Offering

Common stock offered by us	5,900,000 shares

Common stock to be outstanding after this offering	47,838,928 shares

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $91.0 million, or approximately $105.0 million if the underwriter exercises its over-allotment option in full, assuming an initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us. We expect to use the net proceeds to:

•	fund the pivotal Phase III clinical trials for Memryte for the treatment of mild to moderate Alzheimer’s disease;

•	fund research and development for our other drug development programs;

•	commence our manufacturing scale-up and pre-launch inventory build up in preparation for the commercial launch of Memryte; and

•	begin establishing a sales and marketing infrastructure in the United States for Memryte.

Any remaining funds will be used for working capital, capital expenditures and other general corporate purposes. See “Use of Proceeds.”

Risk Factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq National Market symbol	VYGR

The number of shares of our common stock to be outstanding after this offering is based on shares outstanding as of June 30, 2005. The number of shares in the table above excludes:

•	2,565,579 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2005 at a weighted average exercise price of $2.55 per share; and

•	an aggregate of 4,000,000 shares of common stock reserved for future issuance under our 2005 Stock Incentive Plan as of the completion of this offering.

Unless otherwise indicated, all information in this prospectus assumes the underwriter does not exercise its over-allotment option.

This offering is being made through the OpenIPO process, in which the allocation of shares and the public offering price are primarily based on an auction in which prospective purchasers are required to bid for the shares. This process is described under “Underwriting” beginning on page 100.

Summary Financial Data

The following summary financial data for the period from inception (February 27, 2001) through December 31, 2001 and for the years ended December 31, 2002, 2003 and 2004 have been derived from our historical audited financial statements. The summary financial data for the six months ended June 30, 2004 and 2005 have been derived from our unaudited financial statements. The unaudited summary financial data include, in our opinion, all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair statement of our financial position and results of operations for these interim periods. Operating results for the six months ended June 30, 2005 are not necessarily indicative of results that may be expected for the year ending December 31, 2005. You should read this information together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	Period from inception (February 27, 2001) to December 31, 2001	Year ended December 31,			Six months ended June 30,
		2002	2003	2004	2004	2005
					(unaudited)
	(in thousands, except per share data)
Statement of operations data:
Operating expenses:
Research and development	$352	$1,586	$4,690	$8,027	$3,442	$8,648
General and administrative	727	1,367	1,499	2,870	1,125	3,067
Marketing	141	239	461	791	368	742

Total operating expenses	1,220	3,192	6,650	11,688	4,935	12,457

Operating loss	(1,220)	(3,192)	(6,650)	(11,688)	(4,935)	(12,457)
Interest income, net	1	2	17	62	25	67

Net loss	$(1,219)	$(3,190)	$(6,633)	$(11,626)	$(4,910)	$(12,390)

Basic and diluted net loss per common share, net	$(0.41)	$(0.11)	$(0.21)	$(0.31)	$(0.13)	$(0.31)

Weighted average shares used in computing basic and diluted net loss per share	2,978	27,884	31,971	38,075	37,514	40,480

The following table presents a summary of our balance sheet as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis giving effect to the sale after June 30, 2005 of 129,000 shares of our common stock and the receipt of $1.3 million of proceeds from such sale; and

•	on a pro forma as adjusted basis to give further effect to the sale of 5,900,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	As of June 30, 2005 (Unaudited)
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Balance sheet data:
Cash, cash equivalents and marketable securities	$22,735	$24,025	$115,054
Working capital	17,142	18,432	109,461
Total assets	28,536	29,826	120,855
Capital lease obligations, net of current portion	15	15	15
Accumulated deficit	(35,058)	(35,058)	(35,058)
Total stockholders’ equity	18,673	19,963	110,992

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all of the other information included in this prospectus, including the financial statements and related notes appearing at the end of this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business, prospects, financial condition and results of operations. In this event, the market price of our common stock could decline and you could lose part or all of your investment.

Risks Related To Our Financial Position And Need For Additional Capital

We have incurred significant losses since our inception, and we expect to incur losses at least for the foreseeable future and may never achieve or maintain profitability.

Since inception we have incurred significant operating losses and, as of June 30, 2005, we had an accumulated deficit of $35.1 million. To date, we have financed our operations primarily through the sale of our common stock to private investors. We expect to incur operating losses at least for the foreseeable future. We also expect to continue to incur significant operating expenses and anticipate that our expenses will increase substantially as we:

•	initiate two pivotal Phase III clinical trials for Memryte for the treatment of mild to moderate Alzheimer’s disease;

•	continue the research and development of our other product candidates;

•	seek regulatory approvals for our product candidates that successfully complete clinical trials;

•	establish a large sales and marketing infrastructure to commercialize Memryte and other products for which we may obtain regulatory approval;

•	add personnel to support our product development effort; and

•	add personnel to support our obligations as a public company.

To become and remain profitable, we must succeed in developing and commercializing drugs with significant market potential. This will require us to be successful in a range of challenging activities for which we are only in the preliminary stages: developing drugs, obtaining regulatory approval for them, and manufacturing, marketing and selling them. We may never succeed in these activities and may never generate revenues that are significant or large enough to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the market price of our common stock and could impair our ability to raise capital, expand our business, diversify our product offerings or continue our operations.

We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our research and development expenses to increase in connection with our ongoing activities, particularly as we commence pivotal Phase III clinical trials for Memryte for the treatment of mild to moderate Alzheimer’s disease. In addition, subject to regulatory approval of any of our product candidates, we expect to incur significant commercialization expenses for product sales, marketing, securing commercial quantities of product from our manufacturers and distribution. We will need substantial additional funding and may be unable to raise capital when needed or on attractive terms, which would force us to delay, reduce or eliminate our research and development programs or commercialization efforts.

We believe that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to enable us to fund our operating expenses and capital expenditure requirements for at least the next 24 months. Our future capital requirements will depend on many factors, including:

•	the progress and results of clinical trials of Memryte for mild to moderate Alzheimer’s disease;

•	the costs of establishing sales and marketing functions, outsourcing our manufacturing needs and obtaining pre-launch inventory of Memryte;

•	the scope, progress, results and cost of preclinical development and laboratory testing and clinical trials for our other product candidates;

•	the costs, timing and outcome of regulatory review of Memryte for mild to moderate Alzheimer’s disease and of our other product candidates;

•	the number and development requirements of other product candidates that we pursue;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

•	the timing, receipt and amount of sales or royalties, if any, from Memryte and our other potential products.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through public or private equity offerings, debt financings and possibly corporate collaboration and licensing arrangements. If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. Any debt financing or additional equity that we raise may contain terms, such as liquidation and other preferences, that are not favorable to us or our stockholders. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us.

Our short operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We are a development-stage company. Our operations to date have been limited to organizing and staffing our company, acquiring, developing and securing our technology and undertaking preclinical studies and limited clinical trials of our most advanced product candidate, Memryte. We have not yet demonstrated our ability to successfully complete large-scale, pivotal clinical trials, obtain regulatory approval, manufacture a commercial scale product or arrange for a third party to do so on our behalf or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research focus to a company capable of supporting commercial activities and we may not be successful in such transition.

Risks Related To The Development Of Our Product Candidates

We depend heavily on the success of our most advanced product candidate, Memryte for mild to moderate Alzheimer’s disease, which is still in clinical development. If we are unable to commercialize Memryte for this indication, or experience significant delays in doing so, our business will be materially harmed.

We have invested a significant portion of our efforts and financial resources in the development of our most advanced product candidate, Memryte, for mild to moderate Alzheimer’s disease. The success of our Memryte Alzheimer’s disease program will depend on several factors, including the following:

•	successful patient enrollment in, and completion of, clinical trials;

•	receipt of marketing approvals from the FDA and similar foreign regulatory authorities;

•	obtaining commercial quantities of leuprolide acetate, the active ingredient of Memryte;

•	obtaining commercial quantities of Memryte from our supplier, Durect;

•	establishing a sales and marketing infrastructure to market and sell Memryte in the United States and internationally, whether alone or in collaboration with others; and

•	acceptance of the product by patients, the medical community and third party payors.

Our ability to generate product revenues, which we do not expect will occur for at least the next several years, if ever, will depend heavily on the successful development and commercialization of Memryte. If we are unable to commercialize Memryte for mild to moderate Alzheimer’s disease, or experience significant delays in doing so, our business will be materially harmed.

If we are unable to achieve statistical significance on the primary efficacy endpoints in our pivotal Phase III clinical trials of Memryte for the treatment of mild to moderate Alzheimer’s disease, we may not be successful in obtaining FDA approval for Memryte, which would materially harm our business.

In our Phase II clinical trial for women with mild to moderate Alzheimer’s disease involving an injectable formulation of leuprolide acetate, we identified a trend in favor of the high dose leuprolide acetate group versus placebo, but we did not achieve the primary efficacy endpoints or any of the secondary efficacy endpoints in this clinical trial with statistical significance. The same is true of the interim analysis of the data from our ongoing Phase II clinical trial of leuprolide acetate for the treatment of Alzheimer’s disease in men. A primary efficacy endpoint is the principal measure of a drug’s effectiveness in relation to the outcome that the clinical trial protocol is specifically designed to evaluate. The secondary efficacy endpoints are additional measures of the drug’s effectiveness in a clinical trial.

In a prospective subgroup analysis of the group that received an ACI plus the high dose of leuprolide acetate versus the group that received an ACI plus placebo in our Phase II clinical trial for women, we achieved statistical significance on each of the primary efficacy endpoints and on the one secondary efficacy endpoint that we measured without any statistical adjustment. However, because this subgroup analysis was not designed to be a primary efficacy endpoint of this Phase II clinical trial, we were required to adjust the p-values for purposes of regulatory determination of statistical significance by applying what is referred to as the Bonferroni correction. After applying this correction, we were only able to demonstrate statistical significance with respect to the one secondary efficacy endpoint, which measures capacity to perform activities of daily living.

In our pivotal Phase III clinical trials, the primary efficacy endpoints involve studying the efficacy of Memryte as adjunctive therapy with ACIs. Accordingly, we do not expect to perform subgroup analyses and we expect that statistical significance will be based only on unadjusted

p-values. However, even though we achieved statistical significance in the subgroup treated with high dose leuprolide acetate plus an ACI on an unadjusted basis in our Phase II clinical trials, that does not necessarily mean we will achieve similar results in our pivotal Phase III or other subsequent clinical trials.

In addition, we used a commercially available formulation of leuprolide acetate administered by injection in our Phase II trials for the treatment of mild to moderate Alzheimer’s disease, but our pivotal Phase III clinical trials will test Memryte, a biodegradable polymeric implant formulation of leuprolide acetate, for this indication. In our pivotal Phase III clinical trials, leuprolide acetate administered through an implant may not have the same effect as leuprolide acetate injections had in our Phase II clinical trials and may cause adverse side effects not seen in our Phase II clinical trials. In addition, our pivotal Phase III clinical trials will be at dosing levels that are higher than the doses of leuprolide acetate received by all of the women and some of the men in our Phase II clinical trials. The differences in dosing levels and methods of administration, as well as other factors, may have unexpected effects on the outcome of our pivotal Phase III clinical trials.

If we are unable to achieve statistical significance on the primary efficacy endpoints in our pivotal Phase III clinical trials, we may be not be successful in obtaining FDA approval for Memryte, which would materially harm our business.

Our program for Memryte is based on the cell cycle hypothesis, which is not viewed as the predominant hypothesis regarding the cause of Alzheimer’s disease. This adds to the risk of our development effort and may affect physician and patient acceptance and use of Memryte and the willingness of third parties to provide reimbursement.

Our program for Memryte is based on the cell cycle hypothesis which is not the predominant view as to the cause of Alzheimer’s disease. The cell cycle hypothesis proposes that all of the known neurological and biochemical changes associated with Alzheimer’s disease are caused by the abnormal re-entry of brain cells into the cell division cycle. Thus, this hypothesis suggests that when adult brain cells are stimulated to divide, the neurological changes seen in Alzheimer’s disease result. The beta amyloid hypothesis, however, proposes that amyloid beta protein, which makes up the plaques present in the brains of Alzheimer’s disease patients, is toxic and is the causative agent of the disease. Under this hypothesis, inhibiting the production of, and enhancing the clearance of, amyloid beta protein plaques may prevent or treat Alzheimer’s disease. The beta amyloid hypothesis is the predominant view. The unproven nature of the cell cycle hypothesis adds to the risk that our development effort may not be successful. In particular, no drugs for the treatment of Alzheimer’s disease have been successfully developed based on the cell cycle hypothesis. Moreover, the predominant status of the beta amyloid hypothesis may impede our development and commercialization efforts. For example, the predominant status of the beta amyloid hypothesis in the medical community may adversely affect our ability to recruit patients for our clinical trials or, if we successfully complete clinical development of this product candidate and obtain regulatory approval, may adversely affect our ability to recruit sales and marketing personnel, may affect physician and patient acceptance and use of the product and the willingness of third parties to provide reimbursement, any of which could materially harm our business.

If our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans, we will not be able to commercialize our product candidates.

Before obtaining regulatory approval for the sale of our product candidates, we must conduct, at our own expense, extensive preclinical tests and clinical trials to demonstrate the safety and efficacy in humans of our product candidates. Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. Specifically, the results of our ALADDIN

I clinical trial, including particularly the subgroup analysis from that trial, and the interim data from our ALADDIN II clinical trial, were collected from a limited number of subjects and may not be indicative of results that we will obtain in later studies which are expected to be of greater size and scope, such as the pivotal Phase III clinical trials of Memryte for the treatment of mild to moderate Alzheimer’s disease, one of which we initiated in the third quarter of 2005 and the second of which we plan to initiate in the fourth quarter of 2005.

A failure of one or more of our clinical trials can occur at any stage of testing. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to receive regulatory approval or commercialize Memryte or our other product candidates, including:

•	regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	our preclinical tests or clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional preclinical testing or clinical trials or we may abandon projects that we expect to be promising;

•	enrollment in our clinical trials may be slower than we currently anticipate, resulting in significant delays. Additionally, participants may drop out of our clinical trials at a higher rate than we anticipate;

•	our third party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner;

•	we might have to suspend or terminate our clinical trials if the participants are being exposed to unacceptable health risks;

•	regulators or institutional review boards may require that we hold, suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements;

•	the cost of our clinical trials may be greater than we anticipate;

•	the supply or quality of our product candidates or other materials necessary to conduct our clinical trials may be insufficient or inadequate; and

•	the effects of our product candidates may not be the desired effects or may include undesirable side effects or the product candidates may have other unexpected characteristics.

If we are required to conduct additional clinical trials or other testing of Memryte or our other product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing or if the results of these trials or tests are not positive or are only modestly positive, we may:

•	be delayed in obtaining marketing approval for our product candidates;

•	not be able to obtain marketing approval; or

•	obtain approval for indications that are not as broad as intended.

Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether any clinical trials will begin as planned, need to be restructured or will be completed on schedule, if at all. Significant clinical trial delays also could shorten the patent protection period during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates.

Risks Related To Our Dependence On Third Parties

Use of third parties to manufacture our product candidates, including Memryte, may increase the risk that we will not have sufficient quantities of our product candidates or such quantities at an acceptable cost, and clinical development and commercialization of our product candidates could be delayed, prevented or impaired.

We do not own or operate manufacturing facilities for clinical or commercial production of our product candidates. We have limited personnel with experience in drug manufacturing and we lack the resources and the capabilities to manufacture any of our product candidates on a clinical or commercial scale. Our strategy is to outsource all manufacturing of our product candidates and products, including Memryte, to third parties.

Reliance on third party manufacturers entails risks to which we would not be subject if we manufactured product candidates or products ourselves, including:

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party because of factors beyond our control; and

•	the possible termination or nonrenewal of the agreement by the third party, based on its own business priorities, at a time that is costly or inconvenient for us.

Our manufacturers may not be able to comply with current Good Manufacturing Practice, or cGMP, regulations or other regulatory requirements or similar regulatory requirements outside the United States. Our failure, or the failure of our third party manufacturers to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our product candidates, delays, suspension or withdrawal of approvals, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates.

Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. There are a limited number of manufacturers that operate under cGMP regulations and that are both capable of manufacturing for us and willing to do so. If the third parties that we engage to manufacture product for our clinical trials should cease to continue to do so for any reason, we likely would experience delays in advancing these trials while we identify and qualify replacement suppliers and we may be unable to obtain replacement supplies on terms that are favorable to us. In addition, if we are not able to obtain adequate supplies of our product candidates or the drug substances used to manufacture them, it will be more difficult for us to develop our product candidates and compete effectively.

Our current and anticipated future dependence upon others for the manufacture of our product candidates may adversely affect our future profit margins and our ability to develop product candidates and commercialize any products that receive regulatory approval on a timely and competitive basis.

We rely on Durect Corporation, our sole source provider of Memryte, to produce Memryte for our clinical trials and will rely on Durect to produce commercial drug supplies of Memryte. Durect has limited experience producing biodegradable implants and may not be able to provide Memryte to satisfy our requirements.

We rely on Durect Corporation, or Durect, as our sole source provider of Memryte for use in our clinical trials and, if we receive marketing approval, will rely on Durect as our sole source provider for commercial supply of Memryte. Memryte requires precise, high quality manufacturing. Durect’s failure to achieve and maintain satisfactory standards could result in patient injury or death, product recalls or withdrawals, delays or failures in product testing or delivery, cost overruns or other problems that could materially harm our business. Durect may encounter manufacturing difficulties involving production yields, quality control and quality assurance. Durect is subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards. We do not control Durect’s compliance with these regulations and standards.

To date, Durect has not produced commercial supply of a biodegradable implant for any drug approved for human use. If we receive marketing approval for and commercially launch Memryte, we anticipate that Durect will need to expand its manufacturing capacity for this drug, possibly materially. Durect may not be able to increase its manufacturing capacity for Memryte in a timely or economic manner, or at all. Moreover, significant scale up of manufacturing may require additional validation studies, which the FDA must review and approve. If Durect is unable to successfully increase the manufacturing capacity for Memryte and we are unable to establish alternative manufacturing capabilities, the commercial launch of Memryte may be delayed or there may be a shortage in supply. If Durect is unable to successfully increase manufacturing capacity for Memryte at an acceptable cost, our commercialization of Memryte could be delayed, prevented or impaired, including through a reduction of our gross margins on product sales.

We could lose supply of Memryte from Durect if Durect elects to discontinue supply to us pursuant to Durect’s right to do so beginning two years after the first commercial sale or use of Memryte or if Durect simply fails to or is unable to supply us at the levels required under the agreement. If we lose supply of Memryte from Durect, we will need to establish an alternative source of supply. The loss of supply and need to establish alternative supply could result in lengthy delays in clinical trials, significant interruption of commercial supplies and substantial additional costs. Switching manufacturers may be difficult because, among other reasons, the number of potential manufacturers is limited, and the FDA must approve any replacement manufacturer. Such approval would require new clinical trials and compliance inspections. If we are able to transfer Durect’s manufacturing technology and process to a new manufacturer, which we have the right to do in circumstances specified in our agreement with Durect, to receive FDA approval would require bioequivalence or similar clinical trials, which are generally simpler and less costly than pivotal clinical trials. If we are not able to obtain such transfer, including as a result of Durect’s refusal to adhere to its contractual obligations, such approval would require new pivotal clinical trials. Accordingly, it may be difficult or impossible for us to find a replacement manufacturer for Durect on acceptable terms, in a manner that avoids supply interruption or possibly at all.

We could also lose our supply of Memryte from Durect if our agreement with Durect terminates for any reason. In that case, in addition to the risks and consequences associated with having to secure alternative supply arrangements for Memryte described above, we would be subject to the risks and consequences associated with losing our license to the Durect technology that is included in Memryte, and having to find and test alternative sustained release technology, as described in detail in the risk factor below entitled “If we fail to comply with our obligations in our intellectual property agreements with Durect or other third parties, we could lose license rights that are important to our business.”

We rely on third parties to conduct our clinical trials and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.

We do not have the ability to independently conduct clinical trials for our product candidates and we rely on third parties, such as contract research organizations, clinical data management organizations, medical institutions, and clinical investigators, to perform this function. Our reliance on these third parties for clinical development activities reduces our control over these activities.

Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we will not be able to obtain, or may be delayed in obtaining, regulatory approvals for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

We have recently entered into agreements with Quintiles, Inc. to perform critical preliminary activities related to our two pivotal Phase III clinical trials of Memryte for the treatment of mild to moderate Alzheimer’s disease. Our ability to complete these trials on our planned timetable depends, in part, on the ability of Quintiles to carry out its contractual duties. If Quintiles does not carry out its contractual duties, we may not be able to obtain, or may be delayed in obtaining, regulatory approvals for Memryte and will not be able to, or may be delayed in our efforts to, successfully complete our clinical trials of Memryte for this indication.

We also rely on other third parties to store and distribute drug supplies for our clinical trials for Memryte. Any performance failure on the part of our existing or future distributors could delay clinical development or regulatory approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We may not be successful in establishing collaborations, which could adversely affect our ability to discover, develop and, particularly in international markets, commercialize products.

In selected circumstances we may seek to establish collaborations with third parties, particularly with regard to sales, marketing and distribution of our products outside of the United States. If we are unable to reach agreements with suitable collaborators, we may fail to meet our business objectives for the affected product or program. We face, and will continue to face, significant competition in seeking appropriate collaborators. Moreover, collaboration arrangements are complex and time consuming to negotiate, document and implement. We may not be successful in our efforts to establish and implement collaborations or other alternative arrangements. The terms of any additional collaborations or other arrangements that we establish may not be favorable to us. Moreover, these collaborations or other arrangements may not be successful.

Risks Related To Our Intellectual Property

If we are not able to obtain and enforce patent protection for our discoveries, our ability to successfully commercialize our product candidates will be harmed and we may not be able to operate our business profitably.

Our success depends, in part, on our ability to protect proprietary methods and technologies that we develop under the patent and other intellectual property laws of the United States and other countries, so that we can prevent others from using our inventions and proprietary information. However, we may not hold proprietary rights to some patents related to our current or future products and technologies. Because patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, or in some cases not at all, and because publications of discoveries in scientific literature lag behind actual discoveries, we cannot be certain that we were the first to make the inventions claimed in our issued patent or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patent applications. As a result, we may be required to obtain licenses under third-party patents to market our proposed products. If licenses are not available to us on acceptable terms, or at all, we will not be able to market the affected products.

Our strategy depends on our ability to rapidly identify and seek patent protection for our discoveries. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. Despite our efforts to protect our proprietary rights, unauthorized parties may be able to obtain and use information that we regard as proprietary. The issuance of a patent does not guarantee that it is valid or enforceable, so even if we obtain patents, they may not be valid or enforceable against third parties. In addition, the issuance of a patent does not guarantee that we have the right to practice the patented invention. Third parties may have blocking patents that could be used to prevent us from marketing our own patented product or method and practicing our own patented technology.

Our pending patent applications and the pending patent applications of Durect that we have licensed may not result in issued patents. If patents do not issue with respect to such patent applications or if the claims allowed are too narrow, our business may be harmed. The patent position of pharmaceutical or biotechnology companies, including ours, is generally uncertain and involves complex legal and factual considerations. The standards which the United States Patent and Trademark Office and its foreign counterparts use to grant patents are not always applied predictably or uniformly and can change. There is also no uniform, worldwide policy regarding the subject matter and scope of claims granted or allowable in pharmaceutical or biotechnology patents. The laws of some foreign countries do not protect proprietary information to the same extent as the laws of the United States, and many companies have encountered significant problems and costs in protecting their proprietary information in these foreign countries. Accordingly, we do not know the degree of future protection for our proprietary rights or the breadth of claims allowed in any patents issued to us or to others. The allowance of broader claims may increase the incidence and cost of patent interference proceedings and/or opposition proceedings, and the risk of infringement litigation. On the other hand, the allowance of narrower claims may limit the value of our proprietary rights.

Our issued patent and any future patents that we may own or license may not contain claims sufficiently broad to protect us against third parties with similar technologies or products, or provide us with any competitive advantage. Moreover, our patents and any patent for which we have licensed rights may be challenged, narrowed, invalidated or circumvented. For example, we are aware of one issued third party U.S. patent, filed after our issued U.S. patent was filed, which may nonetheless be prior art to our patent and which might form the basis of an interference proceeding or invalidity challenge. We believe that our claimed methods of treatment for Alzheimer’s disease are patentably distinct over the third party patent, that the third party patent does not enable our methods of treatment and, therefore, that our patent claims should be found valid and enforceable. However, the patent office or a court might disagree with us. An interference or invalidity challenge to our issued patent could result in the narrowing or loss of our patent claims.

If the patents that we own or license are invalidated or otherwise limited, other companies will be better able to develop products and technologies that compete with ours, which could adversely affect our competitive business position, business prospects and financial condition.

There are limitations on our patent rights relating to our product candidates and technologies, including with respect to the use of Memryte to treat Alzheimer’s disease, that may affect our ability to exclude third parties from competing against us if we receive approval to market these product candidates or technologies.

Our proprietary rights relating to our product candidates and technologies, including with respect to the use of Memryte to treat Alzheimer’s disease, are limited in ways that may affect our ability to exclude third parties from competing against us if we receive regulatory approval to market these product candidates and technologies. In particular:

•

We do not own or license composition of matter patents covering leuprolide acetate, the active pharmaceutical ingredient of Memryte, or methods of making leuprolide acetate. Moreover, the active ingredient that we are testing in our most advanced preclinical programs is also leuprolide acetate. Leuprolide acetate is currently marketed for a number of other indications. As a result, competitors can offer and sell leuprolide acetate products so long as they do not infringe, or contribute to the infringement of, or actively induce infringement of, any patents or other proprietary rights that we or others may have the rights to enforce.

•	The principal patent protection that covers, or that we expect will cover, the use of Memryte to treat Alzheimer’s disease and leuprolide acetate to treat other indications stems from a method of use patent and patent applications. This type of patent only protects specified methods of using specified products according to the patent claims. This type of patent does not limit a competitor from making and marketing a product that is identical to our product for an indication that is outside of the patented method. Moreover, physicians may prescribe such a competitive identical product for off label indications that are covered by the applicable patents. In particular, leuprolide acetate, the active pharmaceutical ingredient in Memryte and the drug being tested by us in our most advanced preclinical programs, is currently marketed for a number of other indications. Although off label prescriptions may infringe or contribute to or actively induce infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute. Consequently, Memryte, if approved, could face competition from leuprolide acetate products that are already on the market, or may later be approved, through off label usage of these products to treat Alzheimer’s disease that may be difficult or impossible for us to prevent because our primary patent protection is limited to method of use claims.

•	We have not applied for method of use patent protection outside of the United States and Canada for use of Memryte to treat Alzheimer’s disease. As a result, there is a significant risk that we will face early generic competition for Memryte for the treatment of Alzheimer’s disease in international markets. This risk may be increased if competitors are able to develop formulations of leuprolide acetate, such as other polymeric implants, that are as effective as Memryte may prove to be or if competitors can demonstrate that commercially available leuprolide acetate can be administered by injection in a manner that is as effective as Memryte may prove to be.

These limitations on our patent rights may result in competitors taking product sales away from us, which would reduce our revenues and harm our business.

If we fail to comply with our obligations in our intellectual property agreements with Durect or other third parties, we could lose license rights that are important to our business.

We are a party to a license agreement with Durect pursuant to which Durect grants to us a worldwide, royalty-bearing exclusive license relating to Durect’s polymeric implant technology to develop and commercialize Memryte for the treatment of Alzheimer’s disease. This technology includes patent applications covering the Memryte formulation and the method of making Memryte. If we fail to perform our obligations under our agreement with Durect, Durect may terminate the agreement and our license to its patents and access to its manufacturing know-how. If this happened, we would be required to develop or license an alternative sustained release technology for Memryte. This would likely involve reformulating or otherwise changing Memryte. As a result, the FDA would likely require us to perform new pivotal clinical trials of the reformulated or otherwise changed version of Memryte. This could result in lengthy delays in clinical trials, significant interruption of commercial supplies and substantial additional costs. This would substantially harm our business. Furthermore, acceptable alternative technology may not exist, may not be something we are able to develop and may not be available to us on reasonable terms or possibly at all.

In addition to clinically developing Memryte for mild to moderate Alzheimer’s disease, we also are working on the preclinical development of leuprolide acetate for the treatment of hormone refractory prostate cancer and brain cancer. We may determine to develop an implantable formulation of leuprolide acetate for these additional indications. However, because our license from Durect is limited to the field of Alzheimer’s disease, we will not be able to develop a leuprolide acetate implant based on Durect’s technology for these additional indications without obtaining an appropriate amendment of our license from Durect. If Durect will not agree to such an amendment, we could seek to develop other polymeric implants of leuprolide acetate that are outside of Durect’s patents and know-how. However, it might be time consuming and expensive for us to do so and might deprive us of the clinical and regulatory benefits that we believe will be available to us from developing a leuprolide acetate implant based on Durect’s technology for additional indications.

We may also enter into additional licenses in the future. Our existing license with Durect imposes, and we expect future licenses with third parties will impose, various diligence, milestone payment, royalty, insurance and other obligations on us. If we fail to comply with these obligations, the licensor may have the right to terminate the license, in which event we might not be able to market any product that is covered by the licensed patents.

If we are unable to protect the confidentiality of our proprietary information and know-how, the value of our technology and products could be adversely affected.

In addition to patented technology, we rely upon unpatented proprietary technology, processes and know-how, including particularly Durect’s manufacturing know-how relating to the production of Memryte. We seek to protect our unpatented proprietary information in part by confidentiality agreements with our employees, consultants and third parties. These agreements may be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors. If we are unable to protect the confidentiality of our proprietary information and know-how, competitors may be able to use this information to develop products that compete with our products, which could adversely impact our business. We could be similarly harmed if Durect’s confidential know-how relating to the production of Memryte becomes known to our competitors.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business.

Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit.

As a result of patent infringement claims, or in order to avoid potential claims, we or our current or future collaborators may choose or be required to seek a license from the third party and be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which could result in our competitors gaining access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations, if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. This could harm our business significantly.

For example, we are aware of one issued third party U.S. patent, filed after our issued patent was filed, which includes a claim directed to a method for the treatment of a neurodegenerative disorder which could form the basis of an infringement claim. We believe that if this patent were asserted against us in an infringement action relating to Memryte for the treatment of mild to moderate Alzheimer’s disease, the claims should be held invalid. An issued U.S. patent, however, is entitled to a presumption of validity as a matter of law. If the claims of this third party patent were found valid and interpreted to cover the use of Memryte for the treatment for Alzheimer’s disease, we would be liable for past damages for infringement and might be required to obtain a license under the patent to manufacture and market Memryte. If a license were not available to us on acceptable terms, or at all, we might not be able to market Memryte.

Moreover, the field of polymeric implants for sustained drug release is highly competitive, and we are aware of third party patents directed to technologies similar to Durect’s. Although we are not aware of any third party patents that would be literally infringed by the commercial development of the Memryte implant, we are aware of third party patents which include claims directed to implants containing a copolymer of lactic acid and glycolic acid, that could be asserted against our product in the U.S. under the doctrine of equivalents. Even if a U.S. patent claim is not literally infringed, the doctrine of equivalents permits a court to find infringement if the differences between the accused product or process and the patent claims are insubstantial. If a court were to find a third party patent infringed under the doctrine of equivalents, the consequences could be the same as those of a finding of literal infringement, including liability for past damages and the possibility of being enjoined from commercializing the affected product or process. In the event of an injunction, we would be required to cease marketing Memryte, but could develop an alternative sustained release formulation which would not infringe any third party patents. Development of an alternative sustained release formulation would require substantial additional time and expense, including additional regulatory review, all of which could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technology. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Risks Related To Regulatory Approval Of Our Product Candidates

If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. Failure to obtain regulatory approval for a product candidate will prevent us from commercializing the product candidate.

We have not received regulatory approval to market any of our product candidates in any jurisdiction. We have only limited experience in filing the applications necessary to gain regulatory approvals and expect to rely on third party contract research organizations to assist us in this process. Securing FDA approval requires the submission of extensive preclinical and clinical data, information about product manufacturing processes and inspection of facilities and supporting information to the FDA for each therapeutic indication to establish the product candidate’s safety and efficacy. Our future products may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining regulatory approval or prevent or limit commercial use.

The process of obtaining regulatory approvals is expensive, often takes many years, if approval is obtained at all, and can vary substantially based upon, among other things, the type, complexity and novelty of the product candidates involved. Changes in the regulatory approval policy during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA has substantial discretion in the approval process and may refuse to accept any application or may decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate. Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable.

We are currently selecting and enrolling clinical sites for two pivotal Phase III clinical trials of Memryte for the treatment of mild to moderate Alzheimer’s disease. We may not be able to fully enroll these trials. Even if fully enrolled, these clinical trials may not be successful. It is also possible that the FDA could require us to perform additional studies of Memryte, including additional Phase III clinical trials. If the FDA believes that the additional data is not satisfactory, it could advise us to delay our filing of a new drug application. We may not file our new drug application for Memryte within our anticipated time frame and, even after we make the filing, the FDA may not accept the filing, may request additional information from us, including data from additional clinical trials, and, ultimately, may not grant marketing approval for Memryte. If we are unable to obtain FDA approval for and successfully commercialize Memryte, we may never realize revenue from this product candidate and we may have to curtail our other product development programs. As a result, our business would be materially harmed.

Our products could be subject to restrictions or withdrawal from the market and we may be subject to penalties if we fail to comply with regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and comparable regulatory bodies. These requirements include submissions of safety and other post-marketing information and reports, registration requirements, cGMP requirements relating to quality control, quality assurance and corresponding maintenance of records and documents and requirements regarding the distribution of samples to physicians and recordkeeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in:

•	restrictions on such products, manufacturers or manufacturing processes;

•	warning letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall;

•	fines;

•	suspension or withdrawal of regulatory approvals;

•	refusal to permit the import or export of our products;

•	product seizure; and

•	injunctions or the imposition of civil or criminal penalties.

Failure to obtain regulatory approval in international jurisdictions would prevent us from marketing our products abroad.

We intend to have our products marketed outside the United States. In order to market our products in the European Union and many other foreign jurisdictions, we must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval. We may not obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or jurisdictions or by the FDA. We may not be able to file for regulatory approvals and may not receive necessary approvals to commercialize our products in any market.

Risks Related To Commercialization

The commercial success of any products that we may develop will depend upon the degree of market acceptance by physicians, patients, healthcare payors and others in the medical community.

Any products that we bring to the market may not gain market acceptance by physicians, patients, healthcare payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the prevalence and severity of any side effects;

•	the efficacy and potential advantages over alternative treatments;

•	the ability to offer our product candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the willingness of the target patient population to try new therapies and of physicians to prescribe these therapies;

•	the strength of marketing and distribution support; and

•	sufficient third party coverage or reimbursement.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenues.

We do not currently have a sales or marketing organization and have limited experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any approved product, we must either develop a sales and marketing organization or outsource these functions to third parties. We plan to build a sales and marketing infrastructure, at least with respect to the United States, to market our product candidates if and when they are approved. There are risks involved with establishing our own sales and marketing capabilities, as well as in entering into arrangements with third parties to perform these services. For example, developing a sales force is expensive and time consuming and could delay any product launch. We will begin to incur many sales and marketing costs prior to receiving marketing approval for our product candidates. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or prohibited as a result of FDA requirements or other reasons, our investment in these functions would be lost. If we enter into arrangements with third parties to perform sales and marketing services, our product revenues could be lower than if we directly sold and marketed our products. In addition, any revenues received under such arrangements will depend on the skills and efforts of others, and we do not know whether these efforts will be successful.

If third party payors do not provide coverage for products we may develop, or if the amount that a third party payor may reimburse health care providers who use any products that we may develop is not adequate to compensate the health care provider for the use of any such product, our revenues and prospects for profitability will suffer.

Our revenues and profits will depend heavily on purchases of any products we may develop by health care providers who receive reimbursement from third party payors, including governmental and private payors, both in the United States and abroad. Whether health care providers will purchase any products we develop will depend in part upon the coverage policies and availability of adequate reimbursement from such third party payors. Obtaining reimbursement from a third party payor will depend on whether a product is covered under the third party payor’s benefit plan. In general, to be covered, a product must fall within a designated benefit category and be medically reasonable and necessary for treatment. However, even if covered, the amount and method of reimbursement will vary based on factors such as the particular site of service in which the product is used.

Obtaining a determination that a product is covered is a time-consuming and costly process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products to each payor. We may not be able to provide data sufficient to gain coverage. Even when a payor determines that a product is covered, the payor may impose limitations that preclude payment for some uses that are approved by the FDA or comparable authorities but are determined by the payor to not be medically reasonable and necessary. Moreover, eligibility for coverage does not imply that any product will be covered in all cases or that reimbursement will be available at a rate that permits the health care provider to cover its costs of using the product.

Most persons suffering from Alzheimer’s disease are elderly, and therefore we expect that coverage and reimbursement for Memryte for this indication in the United States will be primarily through the Medicare program. Our business would be materially adversely affected if the Medicare program were to determine that it will not: (1) cover Memryte for the treatment of Alzheimer’s disease, or any other products we may develop; or (2) adequately reimburse health care providers for the use of Memryte or any other products we may develop.

Beginning in 2005, pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, Medicare changed the formula used to calculate the reimbursement for physician-administered drugs. The price established for Memryte under the Medicare program under the new formula will probably be less than under the previous formula. In addition, alternative methods for calculating reimbursement are used under the Medicare program depending on the benefit category and site of service, which could lower reimbursement still further. In addition, starting in January 2006, physicians will have the option of being reimbursed directly by Medicare or participating in the Competitive Acquisition Program, or CAP, whereby the physician will have the option to obtain drugs from a CAP vendor who negotiates prices with drug companies and obtains reimbursement from Medicare for the drug. If substantial numbers of physicians participate in the CAP, it will likely decrease the price we can obtain for Memryte from the CAP vendor, if it is approved for marketing.

Any products we may develop may also receive reimbursement under Medicaid. If the state-specific Medicaid programs do not provide adequate coverage and reimbursement for any products we may develop, it may have a negative impact on our operations.

The scope of coverage and payment policies varies among third-party private payors, including indemnity insurers, employer group health insurance programs and managed care plans. Such third party carriers may base their coverage and reimbursement on the coverage and reimbursement rate paid by carriers for Medicare beneficiaries. Furthermore, many such payors are investigating or implementing methods for reducing health care costs, such as the establishment of capitated or prospective payment systems. Cost containment pressures have led to an increased emphasis on the use of cost-effective products by health care providers. If private payors do not provide adequate coverage or reimbursement for any products we may develop, it could have a negative effect on revenues and results of operations.

Recent proposed legislation may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could materially adversely affect our operating results and our overall financial condition.

Legislation has been introduced into Congress that, if enacted, would permit more widespread re-importation of drugs from foreign countries into the United States which may include re-importation from foreign countries where the drugs are sold at lower prices than in the United States. Such legislation, or similar regulatory changes, could decrease the price we receive for any approved products which, in turn, could materially adversely affect our operating results and our overall financial condition.

Foreign governments tend to impose strict price controls, which may adversely affect our revenues, if any.

In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be adversely affected.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit commercialization of any products that we may develop.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. Because Memryte is being developed as an implant that will contain eight weeks’ supply of drug, we may face higher product liability risk than if our product was administered in another form, such as a daily pill. If we cannot successfully defend ourselves against claims that our product candidates or products caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.

We have product liability insurance that covers our clinical trials up to a $10 million annual aggregate limit and subject to a per claim deductible. The amount of insurance that we currently hold may not be adequate to cover all liabilities that may incur. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for any products. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.

We face substantial competition which may result in others discovering, developing or commercializing products before or more successfully than we do.

The development and commercialization of new drugs is highly competitive. We face competition with respect to our current product candidates and any products we may seek to develop or commercialize in the future from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Potential competitors also include academic institutions, government agencies, and other public and private research organizations that conduct research, seek patent protection and establish collaborative arrangements for research, development, manufacturing and commercialization. Our competitors may develop products that are more effective, safer, more convenient or less costly than any that we are developing or that would render our product candidates obsolete or non-competitive. Our competitors may also obtain FDA or other regulatory approval for their products more rapidly than we may obtain approval for ours.

We believe that many competitors are attempting to develop therapeutics for Alzheimer’s disease, including both academic institutions, government agencies, public and private research organizations, large pharmaceutical companies and smaller more focused companies.

There are currently five drugs approved for the treatment of Alzheimer’s disease. In many cases, these products have well-known brand names, are distributed by large pharmaceutical companies with substantial resources and experience and have achieved widespread acceptance among physicians and patients. See “Business—Alzheimer’s Disease.” In addition, we are aware of product candidates of third parties that are in development, which, if approved, would compete against our product candidates, if approved.

Durect has made a commitment to us not to develop, commercialize or license to someone else formulations of leuprolide acetate that release a similar dose per unit of time as does Memryte, but has otherwise not committed to us that it will not develop other leuprolide acetate products including sustained release leuprolide acetate products using its technologies. As a result, Durect could collaborate with a third party to develop a product having a different dose that competes with Memryte, in some cases using the same Durect sustained release technology as is included in Memryte. Finally, as described under “Risk Factors—There are limitations on our patent rights relating to our product candidates and technologies, including with respect to the use of Memryte to treat Alzheimer’s disease, that may affect our ability to exclude third parties from competing against us if we receive approval to market these product candidates or technologies,” to the extent that we market products with active ingredients that do not have composition of matter patent protection and are approved for other indications, such as leuprolide acetate, it is possible that we will experience competition from off label sales of products containing these active ingredients.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to or necessary for our programs or advantageous to our business.

Our lead product candidate, Memryte for the treatment of mild to moderate Alzheimer’s disease, is a small biodegradable implant that is administered once every eight weeks by a physician in the physician’s office through a minor surgical procedure. All drugs currently marketed for the treatment of Alzheimer’s disease, and many of the drugs under development for this indication, are orally self-administered pills. If Memryte’s administration method is not accepted by patients or physicians, we may not generate significant product revenues and our business may be materially harmed.

Our business activities involve the use of hazardous materials, which require compliance with environmental and occupational safety laws regulating the use of such materials. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.

Our research and development programs involve the controlled use of hazardous materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In addition, our collaborators may not comply with these laws. In the event of an accident or failure to comply with environmental laws, we could be held liable for damages that result, and any such liability could exceed our assets and resources. We maintain liability insurance for some of these risks, but our policy excludes pollution and has a coverage limit of $10.0 million.

We must comply with federal, state and foreign laws, regulations, and other rules relating to the health care business, and, if we are unable to fully comply with such laws, regulations and other rules, we could face substantial penalties.

We are or will be directly, or indirectly through our customers, subject to extensive regulation by the federal government, the states and foreign countries in which we may conduct our business. The laws that directly or indirectly affect our ability to operate our business include the following:

•	the federal Medicare and Medicaid Anti-Kickback law, which prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual, or furnishing or arranging for a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid Programs;

•	other Medicare laws, regulations, rules, manual provisions and policies that prescribe the requirements for coverage and payment for services performed by our customers, including the amount of such payment;

•	the federal False Claims Act, which imposes civil and criminal liability on individuals and entities who submit, or cause to be submitted, false or fraudulent claims for payment to the government;

•	the federal False Statements Act, which prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services; and

•	state and foreign law equivalents of the foregoing.

If our operations are found to be in violation of any of the laws, regulations, rules or policies described above or any other law or governmental regulation to which we or our customers are or will be subject, or if the interpretation of the foregoing changes, we may be subject to civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Similarly, if our customers are found non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations would adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations, and additional legal or regulatory change. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, divert our management’s attention from the operation of our business and damage our reputation.

Risks Related To Employee Matters And Managing Growth

Our future success depends on our ability to retain our chief executive officer and other key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on Patrick S. Smith, our President and Chief Executive Officer, Dr. Richard L. Bowen, our Chief Scientific Officer, David J. Corcoran, our Chief Financial Officer, and the other principal members of our executive and scientific teams. Although we do not have any reason to believe that we may lose the services of any of these persons in the foreseeable future, the loss of the services of any of these persons might impede the achievement of our research, development, and commercialization objectives. We maintain “key person” insurance on Mr. Smith and Dr. Bowen but not on any of our other executives. None of our executives, other than Mr. Goldberg, our Senior Vice President of Corporate Development, is a party to an employment agreement with us.

Recruiting and retaining qualified scientific personnel and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us.

We expect to expand our development, regulatory and sales and marketing capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and sales and marketing. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

Risks Related To Our Common Stock And The Offering

After this offering, our executive officers and directors will maintain the ability to control all matters submitted to stockholders for approval.

When this offering is completed, our executive officers and directors will, in the aggregate, beneficially own shares representing approximately 50.9% of our capital stock. As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, will control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of voting power could delay or prevent an acquisition of our company on terms that other stockholders may desire.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our by-laws that will become effective upon the completion of this offering may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

•	a classified board of directors;

•	a prohibition on actions by our stockholders by written consent;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

•	limitations on the removal of directors.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. Finally, these provisions establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings. These provisions would apply even if the offer may be considered beneficial by some stockholders.

If you purchase shares of common stock in this offering, you will suffer immediate dilution of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. To the extent outstanding options are exercised, you will incur further dilution. Based on the initial public offering price of $17.00 per share, you will experience immediate dilution of $14.68 per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately 65% of the aggregate price paid by all purchasers of our stock but will own only approximately 12% of our common stock outstanding after this offering.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. Although we have applied to have our common stock approved for quotation on The Nasdaq National Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

If our stock price is volatile, purchasers of our common stock could incur substantial losses.

Our stock price is likely to be volatile. The stock market in general and the market for biotechnology companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory developments in the United States and foreign countries;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors and issuance of new or changed securities analysts’ reports or recommendations;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

We have never paid cash dividends on our capital stock and we do not anticipate paying any cash dividends in the foreseeable future.

We have paid no cash dividends on our capital stock to date. We currently intend to retain our future earnings, if any, to fund the development and growth of our business. In addition, the terms of existing or any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

A significant portion of our total outstanding shares are restricted from immediate resale but may be sold into the market in the near future. This could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to the lock-up agreements described in the “Underwriting” section of this prospectus.

Risks Relating To The Auction Process

Potential investors should not expect to sell our shares for a profit shortly after our common stock begins trading.

Prior to this offering, there has been no public market for our common stock. We will determine the initial public offering price for the shares sold in this offering primarily through an auction conducted by us and the underwriter. We believe the auction process will reveal a clearing price for the shares of our common stock offered in this offering. The clearing price is the highest price at which all of the shares offered, including the shares subject to the underwriter’s over-allotment option, may be sold to potential investors. Although we and the underwriter may elect to set the initial public offering price below the auction clearing price, the public offering price may be at or near the clearing price. If there is little to no demand for our shares at or above the initial public offering price once trading begins, the price of our shares would decline following this offering. You may not be able to resell your shares at or above the initial public offering price. If your objective is to make a short term profit by selling the shares you purchase in this offering shortly after trading begins, you should not submit a bid in the auction.

Some bids made at or above the initial public offering price may not receive an allocation of shares.

The underwriter for this offering may require that bidders confirm their bids before the auction for this offering closes. If a bidder is requested to confirm a bid and fails to do so within a required timeframe, that bid will be rejected and will not receive an allocation of shares even if the bid is at or above the initial public offering price. In addition, we, in consultation with the underwriter, may determine, in our sole discretion, that some bids that are at or above the initial public offering price are manipulative and disruptive to the bidding process or are not creditworthy, in which case such bids may be reduced or rejected. For example, in previous transactions for other issuers in which the auction process was used, the underwriter has rejected or reduced bids when the underwriter, in its sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriter has also reduced or rejected bids that it deemed, in its sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Eligibility standards and suitability requirements of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by a participating dealer while another bidder’s identical bid is accepted.

Potential investors may receive a full allocation of the shares they bid for if their bids are successful and should not bid for more shares than they are prepared to purchase.

If our initial public offering price is at or near the clearing price for the shares offered in this offering, the number of shares represented by successful bids may equal or nearly equal the number of shares offered by this prospectus. Successful bidders may therefore be allocated all or nearly all of the shares that they bid for in the auction. Therefore, we caution investors against submitting a bid that does not accurately represent the number of shares of our common stock that they are willing and prepared to purchase.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, among other things, statements about:

•	the role of the cell cycle hypothesis in the treatment of Alzheimer’s disease;

•	our plans and expected timetable to develop and commercialize Memryte;

•	our ongoing and planned research programs and clinical trials and anticipated progress in those programs and trials;

•	the timing of and our ability to obtain and maintain regulatory approvals;

•	the rate and degree of market acceptance and clinical utility of any products we may develop;

•	our ability to quickly and efficiently develop clinical candidates;

•	our marketing and manufacturing capabilities and strategy;

•	our intellectual property portfolio;

•	our anticipated uses of proceeds; and

•	our estimates regarding future expenses, revenues, capital requirements and needs for additional financing.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $91.0 million, or approximately $105.0 million if the underwriter exercises its over-allotment option in full, assuming an initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

We expect that we will use:

•	approximately $60.0 million of these net proceeds to fund the pivotal Phase III clinical trials for Memryte for the treatment of mild to moderate Alzheimer’s disease;

•	approximately $4.0 million of these net proceeds to fund research and development for our other drug development programs;

•	approximately $15.0 million of these net proceeds to commence our manufacturing scale-up and pre-launch inventory build up in preparation for the commercial launch of Memryte for the treatment of mild to moderate Alzheimer’s disease;

•	approximately $2.0 million of these net proceeds to begin establishing the sales and marketing infrastructure in the United States for Memryte for the treatment of mild to moderate Alzheimer’s disease; and

•	the balance, if any, to fund working capital, capital expenditures and other general corporate purposes.

As of the date of this prospectus, we cannot specify with certainty the amount of the net proceeds we will use for each of the purposes described above. The amounts and timing of our actual expenditures may vary significantly depending upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our clinical trials, regulatory requirements and our operating costs and capital expenditures. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering, and we reserve the right to change the allocation of the use of these proceeds as a result of contingencies such as the progress and results of our clinical trials and our research and development activities, regulatory developments, the results of our commercialization efforts, competitive developments and our manufacturing requirements.

When and if the opportunity arises, we may use a portion of the net proceeds from this offering to license, acquire or invest in complementary technologies, products or businesses. We currently have no agreements, arrangements or understandings to acquire any such technologies, products or businesses.

We expect that the net proceeds from this offering, along with our existing cash resources, will be sufficient to enable us to complete the pivotal Phase III clinical trials of Memryte for the treatment of mild to moderate Alzheimer’s disease. We also believe that the funds from these sources will enable us to advance our research and development programs, with respect to leuprolide acetate for the treatment of hormone refractory prostate cancer and brain cancer through completion of preclinical testing, filing of INDs and completion of Phase II clinical trials. Because of the uncertainties associated with our earlier stage preclinical programs, we cannot accurately predict the extent to which we expect to be able to advance these programs with the net proceeds of this offering and such other funds. As to both our clinical and preclinical programs, it is possible that we will not achieve the progress that we anticipate because the actual costs and timing of development, particularly clinical trials, are difficult to predict, are subject to substantial risks and often vary depending on the particular indication and development strategy. As a result, we may need to raise additional funds from external sources sooner than expected in order to achieve the expected development progress described in this paragraph.

Pending use of the proceeds from this offering, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings to finance the growth and development of our business. We do not intent to pay any cash dividends to our stockholders in the foreseeable future.

CAPITALIZATION

The following table presents a summary of our cash position and capitalization as of June 30, 2005:

•	on an actual basis;

•	on a pro forma basis giving effect to the sale after June 30, 2005 of 129,000 shares of our common stock and the receipt of $1.3 million of proceeds from such sale; and

•	on a pro forma as adjusted basis to give further effect to the sale of 5,900,000 shares of common stock in this offering at an assumed initial public offering price of $17.00 per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this table together with our financial statements and related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of June 30, 2005 (Unaudited)
	Actual	Pro forma	Pro forma as adjusted
	(in thousands)
Cash, cash equivalents and marketable securities	$22,735	$24,025	$115,054

Capital lease obligations, net of current portion	$15	$15	$15

Stockholders’ equity:
Common stock, par value $.001 per share; 100,000 shares authorized, actual, pro forma and pro forma as adjusted; 41,810 shares issued and outstanding, actual; 41,939 shares issued and outstanding, pro forma; and shares issued and outstanding, pro forma as adjusted	42	42	48
Additional paid-in capital	53,689	54,979	146,002
Deficit accumulated during development stage	(35,058)	(35,058)	(35,058)

Total stockholders’ equity	18,673	19,963	110,992

Total capitalization	$18,688	$19,978	$111,007

The number of shares in the table above excludes:

•	2,565,579 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2005 at a weighted average exercise price of $2.55 per share; and

•	an aggregate of 4,000,000 shares of common stock reserved for future issuance under our 2005 Stock Incentive Plan as of the completion of this offering.

DILUTION

If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our actual net tangible book value as of June 30, 2005 was $18.7 million, or $0.45 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding.

Our pro forma net tangible book value as of June 30, 2005 was approximately $20.0 million, or approximately $0.48 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, including the 129,000 shares of our common stock that we issued after June 30, 2005.

After giving effect to the issuance and sale of the 5,900,000 shares of common stock in this offering, at an assumed initial public offering price of $17.00 per share, less the estimated underwriting discounts and commissions and offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2005 would have been $111.0 million, or $2.32 per share. This represents an immediate increase in net tangible book value per share of $1.84 to existing stockholders and immediate dilution of $14.68 per share to new investors. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by a new investor. The following table illustrates the per share dilution without giving effect to the over-allotment option granted to the underwriter:

Assumed initial public offering price per share		$17.00
Actual net tangible book value per share as of June 30, 2005	$0.45
Increase per share attributed to common stock issued after June 30, 2005	0.03

Pro forma net tangible book value per share before this offering	0.48
Increase per share attributable to this offering	1.84

Pro forma as adjusted net tangible book value per share after this offering		2.32

Dilution of net tangible book value per share to new investors		$14.68

If the underwriter exercises its over-allotment option in full, our pro forma as adjusted net tangible book value will increase to $2.57 per share, representing an immediate increase to existing stockholders of $2.09 per share and an immediate dilution of $14.43 per share to new investors. If any shares are issued in connection with outstanding options, you will experience further dilution.

The following table summarizes as of June 30, 2005 the number of shares of common stock purchased from us on a pro forma as adjusted basis, the total consideration paid and the average price per share paid by the existing stockholders and by new investors in this offering, before deducting estimated underwriting discounts and commissions and offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing stockholders	41,809,928	88%	$53,499,000	35%	$1.28

New investors	5,900,000	12	100,300,000	65	17.00

Total	47,709,928	100.0%	153,799,000	100.0%

The number of share in the table above excludes:

•	2,565,579 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2005 at a weighted average exercise price of $2.55 per share; and

•	an aggregate of 4,000,000 shares of common stock reserved for future issuance under our 2005 Stock Incentive Plan as of the completion of this offering.

If the underwriter’s over-allotment option is exercised in full, the following will occur on a pro forma as adjusted basis:

•	the percentage of shares of common stock held by existing stockholders will decrease to approximately 86% of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares held by new investors will be increased to 6,785,000, or approximately 14%, of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL DATA

You should read the following selected financial data in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The following data insofar as it relates to each of the years 2002 to 2004 and the cumulative period from inception (February 27, 2001) to December 31, 2004, has been derived from financial statements audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. Balance sheets as of December 31, 2003 and 2004 and the related statements of operations and of cash flows for each of the three years in the period ended December 31, 2004 and the cumulative period from inception (February 27, 2001) to December 31, 2004 and notes thereto appear elsewhere in this prospectus. The data as of December 31, 2001 and 2002 and for the period from inception (February 27, 2001) through December 31, 2001 has been derived from audited financial statements not appearing in this prospectus. The data for the six months ended June 30, 2004 and 2005, and for the period from inception (February 27, 2001) through June 30, 2005 has been derived from our unaudited financial statements also included in this prospectus, and which, in the opinion of management include all adjustments, consisting only of normal recurring adjustments, that are necessary for a fair statement of the results for the unaudited interim periods. Operating results for the three months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005.

	Period from inception (February 27, 2001) to December 31, 2001	Year ended December 31,			Cumulative from Inception (February 27, 2001) to December 31, 2004	Six months ended June 30,		Cumulative from Inception (February 27, 2001) to June 30, 2005
		2002	2003	2004		2004	2005
						(unaudited)		(unaudited)
	(in thousands, except per share data)
Statement of operations data:
Operating expenses:
Research and development	$352	$1,586	$4,690	$8,027	$14,655	$3,442	$8,648	$23,303
General and administrative	727	1,367	1,499	2,870	6,463	1,125	3,067	9,530
Marketing	141	239	461	791	1,632	368	742	2,374

Total operating expenses	1,220	3,192	6,650	11,688	22,750	4,935	12,457	35,207

Operating loss	(1,220)	(3,192)	(6,650)	(11,688)	(22,750)	(4,935)	(12,457)	(35,207)
Interest income	1	2	17	62	82	25	67	149

Net loss	$(1,219)	$(3,190)	$(6,633)	$(11,626)	$(22,668)	$(4,910)	$(12,390)	$(35,058)

Basic and diluted net loss per common share, net	$(0.41)	$(0.11)	$(0.21)	$(0.31)		$(0.13)	$(0.31)

Weighted average shares used in computing basic and diluted net loss per share	2,978	27,884	31,971	38,075		37,514	40,480

	As of December 31,				As of June 30, 2005
	2001	2002	2003	2004
					(unaudited)
	(in thousands)
Balance sheet data:
Cash, cash equivalents and marketable securities	$80	$1,348	$3,658	$4,125	$22,735
Working capital	(48)	1,106	2,402	1,929	17,142
Total assets	247	1,512	3,840	9,027	28,536
Capital lease obligations, net of current portion	—	—	—	17	15
Accumulated deficit	(1,219)	(4,409)	(11,042)	(22,668)	(35,058)
Total stockholders’ equity (deficit)	(20)	1,182	2,546	3,481	18,673

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on developing drugs for diseases associated with aging and development. Our most advanced product candidate is Memryte, a proprietary, small, biodegradable implant that is comprised of leuprolide acetate and a polymer, that we are developing for the treatment of mild to moderate Alzheimer’s disease. In the third quarter of 2005, we initiated enrollment and dosed the first patient in the first of our two randomized, double blind, placebo controlled, 56-week, pivotal Phase III clinical trials of the Memryte implant for the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with ACIs. We plan to initiate enrollment in the second Phase III clinical trial in the fourth quarter of 2005. We expect to enroll approximately 550 patients in each of these trials.

We were incorporated in February 2001 as Angel Care, Inc. and subsequently changed our name to Angel Care America, Inc. Angel Care was founded to provide support services for a clinic-based treatment program for Alzheimer’s disease and conducted only limited operations. In November 2001, Angel Care America, Inc. merged with Voyager Pharmaceutical Corporation and the surviving corporation remained Voyager Pharmaceutical Corporation.

Since our inception, we have not received approval to market any product, have had no revenues from product sales and have devoted substantially all of our efforts to the development of our treatment for mild to moderate Alzheimer’s disease. We have funded our operations primarily through private placements of common stock, which have provided aggregate net cash proceeds of approximately $53.5 million as of June 30, 2005. We have never been profitable and, as of June 30, 2005, we had an accumulated deficit of $35.1 million. We had net losses of $1.2 million for the period from inception (February 27, 2001) through December 31, 2001, $3.2 million for the year ended December 31, 2002, $6.6 million for the year ended December 31, 2003, $11.6 million for the year ended December 31, 2004 and $12.4 million for the six months ended June 30, 2005. We expect to incur significant and increasing operating losses for at least the foreseeable future as we advance our drug candidates from research through preclinical testing and clinical trials and seek regulatory approval and eventual commercialization for any drug candidates that may receive regulatory approval. We will need to generate significant revenues to achieve profitability and may never do so.

We do not expect to generate revenue for at least the next several years. We expect that our operating expenses will continue to increase and may vary substantially from quarter to quarter and year to year based on the timing of clinical trial patient enrollment and our other research and development activities. In particular, as we initiate pivotal Phase III trials of Memryte, our lead drug candidate for the treatment of mild to moderate Alzheimer’s disease, we expect that our research and development expenses will increase significantly. We expect general and administrative costs also to increase as we add personnel and begin to operate as a public company. In connection with our preparation for the commercial launch of Memryte, we expect that our capital expenditures may increase as a result of increased manufacturing equipment costs. We plan to establish our own commercialization capability, including a large field sales force in the United States, and expect to incur significant costs related to marketing and sales activities prior to the time we generate any revenue. We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied on as indicative of our future performance.

The successful development of pharmaceuticals, including our lead product candidate, Memryte for the treatment of mild to moderate Alzheimer’s disease, is uncertain. We estimate that we will incur expenses of at least $60.0 million over the course of the next several years in order to complete the clinical development of Memryte in accordance with our current development plan and seek FDA approval to market Memryte. If we or the FDA cause a change or delay in our development plan for Memryte, our costs could increase substantially. We cannot reasonably estimate or know the nature, timing and estimated expenses of the efforts necessary to complete the remainder of the development of, or the period, if ever, in which material net cash inflows will commence from Memryte for this indication or other product candidates due to the numerous risks and uncertainties associated with developing drugs, including the uncertainty of:

•	the scope, rate of progress and expense of our clinical trials and other research and development activities;

•	future clinical trial results;

•	the expense, timing and outcome of seeking regulatory approvals;

•	the expense of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	the effect of competing technological and market developments; and

•	the expense of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights.

However, we do not expect to generate product revenue for at least the next several years, if at all. If any of our programs experience delays or do not result in a commercial product, we would not generate revenue from that program in a timely manner or at all.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations set forth below are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those described below. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following accounting policies are the most critical to our financial statements. We believe they are important to the presentation of our financial condition, and require the greatest degree of management judgment to make the estimates necessary to ensure their fair presentation.

Accrued Expenses

As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves identifying services which have been performed on our behalf and estimating the level of service performed and the associated cost incurred for such service as of each balance sheet date in our financial statements. Services for which we must estimate accrued expenses include:

•	costs of services performed by contract research organizations and clinical sites in conjunction with clinical trials;

•	costs of services performed by contract manufacturers in conjunction with the production of clinical trial materials; and

•	professional service fees and expenses.

In accruing service fees, we estimate the time period over which services will be provided and the level of effort in each period. If the actual timing of the provision of services or the level of effort varies from the estimate, we will adjust the accrual accordingly. The majority of our service providers invoice us monthly in arrears for services performed. In the event that we do not identify costs that have begun to be incurred or we underestimate or overestimate the level of services performed or the costs of such services, our actual expenses could differ from such estimates. The date on which some services commence, the level of services performed on or before a given date and the cost of such services are often subjective determinations. We make judgments based upon the facts and circumstances known to us in accordance with GAAP.

Research and Development

We expense all research and development costs as incurred. Research and development expense includes, among other things, clinical trial costs. We account for our clinical trial costs by estimating the total cost to treat a patient in each clinical trial and recognizing this cost, based on a variety of factors, beginning with the preparation for the clinical trial. This estimated cost includes payments to our contract research organizations for trial site and patient-related costs, including laboratory costs related to the conduct of the trial, and other costs. Our cost per patient varies based on the type of clinical trial, the site of the clinical trial and the length of the treatment period for each patient. As actual costs become known to us, we adjust our accrual; these changes in estimates may result in a material change in our clinical study accrual, which could materially affect our results of operations. Research and development expense includes those costs described under “Financial Operations Overview—Research and Development” below.

Stock-Based Compensation

We have elected to follow Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, in accounting for our stock-based compensation plans, rather than the alternative fair value method provided for under Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. In the notes to our financial statements, we provide pro forma disclosures in accordance with SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure (an amendment of FASB Statement No. 123). We account for transactions in which services are received from non-employees in exchange for equity instruments based on the fair value of such services received or of the equity instruments issued, whichever is more reliably measured, in accordance with SFAS No. 123 and the Emerging Issues Task Force (EITF) Issue No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

Accounting for equity instruments granted or issued by us under APB Opinion No. 25, SFAS No. 123 and EITF Issue No. 96-18 requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, our expenses may be over- or understated. The fair value of our common stock is determined by our board of directors. In the absence of a public trading market for our common stock, our board of directors considers objective and subjective factors in determining the fair value of our common stock. In all periods, the board of directors evaluated events that provided indicators of the fair value of our common stock. These events included, depending on the period, the purchase price of our common stock that was issued in private placements during the three years ended December 31, 2004 and the results of our clinical trials. Based on these factors, our Board of Directors determined that the value of the common stock underlying the stock options granted to employees through June 30, 2005 had a fair value that was equal to the exercise price.

Financial Operations Overview

Revenue

We have not yet generated any product revenue and do not expect to generate any product revenue for at least the next several years. We will seek to generate revenue from product sales if any of our drug candidates receives marketing approval and we begin commercial activities. We expect that any revenue we generate will fluctuate from quarter-to-quarter as a result of the timing, nature and amount of our commercialization activities, whether direct sales by us or payments under distribution or other collaboration agreements.

Research and Development

Research and development expense consists primarily of:

•	salaries and related expenses for personnel engaged in research and development activities;

•	fees paid to contract research organizations and clinical sites in conjunction with clinical trials;

•	fees paid to contract manufacturers in conjunction with the production of clinical materials;

•	fees paid to research organizations in conjunction with preclinical studies;

•	costs of materials used in research and development;

•	consulting and sponsored research fees paid to third parties; and

•	depreciation of capital assets used to discover and develop our product candidates.

We expense both internal and external research and development costs as incurred. We expect that research and development expenditures will continue to increase substantially during 2005 and subsequent years due to:

•	expected initiation of each of our Phase III clinical trials for Memryte for the treatment of mild to moderate Alzheimer’s disease;

•	expected continuation of our Phase II clinical trials of leuprolide acetate as part of our Alzheimer’s disease clinical trial program, including extensions of these trials;

•	manufacture of clinical trial materials for these trials and continued development of the production process for Memryte; and

•	increased preclinical testing and clinical trials of our other drug candidates as a result of our plans to file INDs and initiate clinical trials for leuprolide acetate in two new indications in 2006.

Substantially all research and development expenses incurred by us to date relate to our efforts to develop Memryte for the treatment of mild to moderate Alzheimer’s disease. We expect that a substantial percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development programs. These expenditures are subject to numerous uncertainties in timing and cost to completion. We test compounds in numerous preclinical studies for safety, toxicology and efficacy. We then conduct clinical trials for each drug candidate. As we obtain results from trials, we may elect to discontinue or delay clinical trials for some product candidates in order to focus our resources on more promising product candidates. Completion of clinical trials may take several years or more, but the length of time generally varies substantially according to the type, complexity, novelty and intended use of a drug candidate. The cost of clinical trials may vary significantly over the life of a project as a result of a variety of factors, including:

•	the number of patients who participate in the trials;

•	the number of sites included in the trials;

•	the length of time required to enroll trial participants;

•	the duration of the treatment period in the trials;

•	the effect of regulatory requirements on the trials;

•	the duration of patient follow-up; and

•	the efficacy and safety profile of the product candidate.

None of our drug candidates has received FDA or foreign regulatory marketing approval. In order to achieve marketing approval, the FDA or foreign regulatory agencies must conclude that our clinical data establishes the safety and efficacy of the drug candidates.

As a result of the uncertainties discussed above, although duration and costs will be substantial, we are unable to predict accurately the duration and completion costs of our research and development projects or if, when and to what extent we will receive cash inflows from the commercialization and sale of a product.

General and Administrative

General and administrative expense consists primarily of salaries and related expenses for personnel in administrative, finance, operations and human resource functions. Other costs include fees for general legal and other professional services. After this offering, we anticipate significant increases in general and administrative expense relating to public-company requirements and initiatives. These increases will likely include compensation for independent directors, legal fees, accounting fees, directors’ and officers’ liability insurance premiums, fees for investor relations services, as well as increased occupancy costs.

Marketing

Through June 30, 2005, marketing expense consists primarily of salaries and related expenses for personnel responsible for clinical trial recruitment and costs of attendance at various scientific and industry meetings. Other costs include advertising for patient enrollment of clinical trials, promotion materials relating to scientific publications and fees for professional services related to public relations. We expect these expenses to increase significantly as we begin to develop our own commercialization capabilities, including a large field sales force in the United States contingent upon successful completion of our pivotal Phase III clinical trials.

Net Interest Income

Interest income consists of interest earned on our cash and cash equivalents. Interest expense consists of interest incurred on mortgage debt and equipment debt financing.

Results of Operations

Six months ended June 30, 2004 and 2005

Research and Development Expense

Research and development expense for the six months ended June 30, 2004 was $3.4 million compared to $8.6 million for the six months ended June 30, 2005. The increase of $5.2 million, or 153%, was due to:

•	increased costs incurred in the first six months of 2005 of $2.8 million for the ongoing development of Memryte in preparation for production of clinical trial material for our planned pivotal Phase III trials of Memryte for the treatment of mild to moderate Alzheimer’s disease;

•	fees of approximately $1.3 million for the development of protocols and preclinical activities related to our pivotal Phase III clinical trials of Memryte for the treatment of mild to moderate Alzheimer’s disease;

•	initiation and completion of enrollment and dosing for ALADDIN 105, our safety and pharmacokinetic study of Memryte, at a cost of $700,000 in the first six months of 2005;

•	increased enrollment in ALADDIN II, resulting in increased costs of $700,000 for the first six months of 2005; and

•	costs of $300,000 incurred in the six months of 2005, related to the Voyager Invention Center, our research laboratory, which was opened in December 2004.

The above increases were offset by a reduction in costs during the first six months of 2005 of $600,000 related to ALADDIN I, which was fully enrolled during 2004. This study was substantially complete at December 31, 2004.

General and Administrative

General and administrative expense for the six months ended June 30, 2004 was $1.1 million compared to $3.1 million for the six months ended June 30, 2005. The increase of $2.0 million, or 182%, was due to:

•	increased personnel and overhead costs of approximately $400,000 versus the same period in 2004, reflecting additional headcount;

•	implementation of a bonus program in the first quarter of 2005 resulting in $500,000 in additional expense;

•	relocation costs of approximately $500,000 related to our reimbursement of costs incurred by Mr. Smith in conjunction with his move from Naples, Florida to Raleigh, North Carolina;

•	an increase in professional fees, insurance and travel totaling approximately $300,000 incurred as part of the most recent private placement of our common stock and in preparation for this offering; and

•	an increase in general operational and regulatory expenses of approximately $300,000 to support increased business activities and growing infrastructure.

Marketing

Marketing expense for the six months ended June 30, 2004 was $368,000 compared to $742,000 for the six months ended June 30, 2005. The increase of $374,000, or 102%, was due to the implementation of a bonus program in the first quarter of 2005 and increased attendance and participation as an exhibitor at scientific meetings during 2005.

Net Interest Income

Net interest income for the six months ended June 30, 2004 was $25,000 compared to $67,000 for the six months ended June 30, 2005. The increase in net investment income of $42,000, or 168%, was the result of increased interest income of $131,000 offset by interest expense of $89,000 on the mortgage note that we issued in December 2004. The increased interest income resulted from an increase in the average amount of cash available for investment during the six months ended June 30, 2005, primarily due to the investment of net proceeds from our private placements of $27.6 million completed during the six months ended June 30, 2005 coupled with an increase in the average yield.

Twelve months Ended December 31, 2002, 2003 and 2004

Research and Development

Research and development expense for the year ended December 31, 2002 was $1.6 million compared to $4.7 million for the year ended December 31, 2003 and $8.0 million for the year ended December 31, 2004.

The increase in research and development expense from 2002 to 2003 of $3.1 million, or 194%, was due to:

•	initiation of ALADDIN I and ALADDIN II, our Phase II clinical studies in 2003, which increased expenses by approximately $1.9 million;

•	increased costs incurred for the ongoing development of Memryte, including preclinical studies, of approximately $1.0 million; and

•	costs of $200,000 incurred for sponsored research.

The increase in research and development expenses from 2003 to 2004 of $3.3 million, or 70%, was due to:

•	completion of enrollment in ALADDIN I, and continued enrollment of our ALADDIN II, resulting in increased costs of approximately $1.4 million in 2004;

•	costs to develop the protocol and initiate enrollment for ALADDIN 105, which increased expenses by $100,000;

•	increased costs of approximately $1.4 million incurred in 2004 for the ongoing development of Memryte, including the production of clinical trial material for ALADDIN 105;

•	costs of $100,000 incurred in 2004 to open the Voyager Invention Center, our research laboratory; and

•	additional personnel to support these activities.

We expect research and development costs to continue to increase significantly in the future due to:

•	initiation of each of our Phase III clinical trials for Memryte for mild to moderate Alzheimer’s disease;

•	continuation of our Phase II Alzheimer’s disease clinical trials, including expected extensions of these trials;

•	manufacture of clinical trial materials for these trials;

•	continued development of the production process for Memryte;

•	increased preclinical testing and clinical trials of our other drug candidates; and

•	increased number of personnel to support these activities.

General and Administrative

General and administrative expense for the year ended December 31, 2002 was $1.4 million compared to $1.5 million for the year ended December 31, 2003 and $2.9 million for the year ended December 31, 2004.

The increase in general and administrative expense from 2002 to 2003 of $100,000, or 7%, relates to the expansion of our business and clinical activities during the period.

The increase in general and administrative expense from 2003 to 2004 of $1.4 million, or 93%, was due to increased personnel costs of $600,000, increased professional fees of $200,000 primarily for accounting and legal services and premiums for directors and officers liability insurance, and relocation expenses for several employees of approximately $500,000. In October 2003, management compensation was increased to levels more consistent with those of similar biopharmaceutical companies.

Marketing

Marketing expense for the year ended December 31, 2002 was $239,000 compared to $461,000 for the year ended December 31, 2003 and $791,000 for the year ended December 31, 2004. The increase in marketing expense from 2002 to 2003 of $222,000, or 93%, is due to an increase in personnel. The increase in marketing expense from 2003 to 2004 of $330,000, or 72%, is due to attendance at the International Alzheimer’s Conference costing $100,000, increased professional fees of $80,000 for public relations, increased personnel costs of $120,000 and increased travel expenses.

Net Interest Income

Net interest income for the year ended December 31, 2002 was $2,000 compared to $17,000 for the year ended December 31, 2003 and $62,000 for the year ended December 31, 2004. The increase in net investment income is due to an increase in the average amount of cash available for investment during the respective periods, as affected by the fluctuation in market interest rates. Average investment yields approximated 1.48% for the year ended December 31, 2002, 0.74% for the year ended December 31, 2003 and 1.18% for the year ended December 31, 2004.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception in February 2001, we have funded our operations principally through private placements of common stock, which have provided aggregate net cash proceeds of approximately $53.5 million as of June 30, 2005. As of June 30, 2005, we had cash and cash equivalents of $22.7 million. During July 2005, we raised $1.3 million through the sale of 129,000 shares of our common stock at $10.00 per share. Our funds are currently invested in a mutual fund that invests in short-term debt securities. To date, inflation has not had a material effect on our business.

Cash Flows

Our operating activities used cash of $4.7 million during the six months ended June 30, 2004 and used cash of $8.9 million during the six months ended June 30, 2005. Our operating activities used cash of $2.7 million during the year ended December 31, 2002, used cash of $5.5 million during the year ended December 31, 2003 and used cash of $10.5 million during the year ended December 31, 2004. The use of cash in all periods principally resulted from our losses from operations and changes in our working capital accounts. The sequential increase in cash used in operations in each of the periods was due to our increase in research and development activities and the related expansion of our organizational infrastructure to support the broadened development activities.

Our investing activities used cash of $184,000 during the six months ended June 30, 2004 and used cash of $78,000 during the six months ended June 30, 2005. Our investing activities used cash of $4.6 million for the year ended December 31, 2004. The use of cash in 2004 primarily resulted from the purchase of residential real estate for $3.2 million from our Chief Executive Officer in connection with his relocation, and the pledge of cash totaling $1.4 million to collateralize financing for this real estate acquisition. Cash used by investing activities for the years ended December 31, 2003 and 2002 was insignificant.

Our financing activities provided cash of $12.4 million during the six months ended June 30, 2004 and provided cash of approximately $27.6 million during the six months ended June 30, 2005. The cash provided in the six months ended June 30, 2004 was principally a result of the sale and issuance of 4.4 million shares of common stock to private investors and cash provided in the six months ended June 30, 2005 was principally a result of the sale and issuance of 3.2 million shares of common stock to private investors. Our financing activities provided cash of approximately $3.9 million during the year ended December 31, 2002, provided cash of approximately $7.9 million during the year ended December 31, 2003 and provided cash of approximately $15.6 million during the year ended December 31, 2004. The cash provided in the year ended December 31, 2002 was principally a result of the sale and issuance of 4.1 million shares of common stock to private investors. The cash provided in the year ended December 31, 2003 was principally a result of the sale and issuance of 4.8 million shares of common stock to private investors. The cash provided in the year ended December 31, 2004 was principally a result of the sale and issuance of 4.4 million shares of common stock to private investors. In addition, during 2004, we obtained long-term financing of $3.1 million to finance our residential real estate acquisition. This interest-only mortgage financing matures in December 2006 and bears interest at a variable rate indexed at the bank’s prime rate. We acquired this residential real estate from our President and Chief Executive Officer in connection with his relocation to Raleigh, North Carolina. We have listed the residence for sale with real estate brokers at an asking price above our purchase price. We may not be able to sell this residence at our asking price or a lower price.

Contractual Obligations and Commitments

Our long-term commitments under capital leases consist of payments relating to a financing arrangement used for the purchase of office equipment. Our long-term commitments under operating leases consist of payments relating to our leases of office and laboratory space as well as office equipment. These operating leases expire over the period from 2005 to 2011.

Our long-term commitments for research and development principally include contracts for human clinical studies and clinical manufacturing. The future research and development contract obligations in the table below assume that each of the studies and related manufacturing contracts is completed as planned. In the event a study or manufacturing contract is terminated prior to planned completion by mutual agreement between the contractor and us, the amount paid under such contract may be less than the amounts presented.

Other obligations represent commitments to third parties to sponsor ongoing research studies.

The following table summarizes as of June 30, 2005, our contractual obligations for capital leases, operating leases, research and development contracts and other contractual obligations. This table should be read in conjunction with the notes accompanying our financial statements included elsewhere in this prospectus.

Contractual Obligations

	Payments Due by Period
	Total	2005	2006	2007	2008	2009	2010 and Thereafter
	(in thousands)
Capital leases	$26	$3	$6	$6	$6	$5	$—
Operating leases	1,997	426	888	247	127	131	178
Research and development contracts	7,774	5,379	2,304	91	—	—	—
Mortgage note payable	3,414	105	3,309	—	—	—	—
Other obligations	328	69	250	9	—	—	—

Total	$13,539	$5,982	$6,757	$353	$133	$136	$178

Under our agreement with Durect Corporation, we may be obligated to pay up to an aggregate of $2.7 million if specified development and commercialization milestones are met. In addition, we are obligated to pay specified royalties for Memryte product sales commencing with the first commercial sales of an approved product. These amounts are not included in the above table because they are contingent in nature.

Funding Requirements

We expect to incur losses from operations for at least the next several years. We expect to incur substantial expenses for at least the foreseeable future as we continue to advance our drug candidates into preclinical studies and clinical trials and as we expand our research and development activities and our sales and marketing capabilities. Our funding requirements will depend on numerous factors, including:

•	the progress and results of clinical trials for Memryte for treatment of mild to moderate Alzheimer’s disease, particularly our pivotal Phase III clinical trials;

•	the costs of establishing sales and marketing functions, outsourcing of manufacturing needs and obtaining pre-launch inventory of Memryte;

•	the scope, progress, results and cost of preclinical testing and clinical trials of other existing and new product candidates;

•	the cost, timing and outcome of regulatory review of Memryte for mild to moderate Alzheimer’s disease and other existing and potential new product candidates;

•	the number and development requirements of other product candidates that we pursue;

•	the costs of preparing, filing and prosecuting patent applications and maintaining, enforcing and defending intellectual property-related claims; and

•	if we receive marketing approval for Memryte or any of our other product candidates, the timing, receipt and amount of sales or other payments that we may receive from commercial activities.

We do not expect to generate revenues until we successfully obtain marketing approval for, and begin selling one or more of our drug candidates. We believe the key factors that will affect our internal and external sources of cash are:

•	our ability to successfully develop, manufacture, obtain regulatory approval for and commercialize our drug candidates, primarily Memryte;

•	the success of our other preclinical and clinical development programs; and

•	the state of the public equity markets in general and particularly the public equity market for biotechnology companies.

Based on our current expectations and operating plans, we expect the net proceeds of this offering, together with our existing resources, to be sufficient to fund our planned operations for at least the next 24 months. However, we may require significant additional funds earlier than we currently expect to conduct additional clinical trials and seek regulatory approval of our drug candidates. We may seek additional funding through public or private financings. We may have difficulty raising additional funds by selling equity. Even if we are able to obtain additional funding through an equity financing, the terms of that financing could be highly dilutive to current shareholders. We may attempt to obtain funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or drug candidates or to reduce our share of potential profits. We may also attempt to obtain additional funding through debt financings. Any debt financings may contain restrictive terms that limit our operating flexibility, including our ability to pay dividends. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities of financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Net Operating Loss Carryforwards

As of December 31, 2004, we had net operating loss carryforwards of approximately $21.8 million. We have recognized a valuation allowance equal to the deferred tax asset represented by these operating loss carryforwards and therefore recognized no tax benefit. Our ability to utilize these net operating loss carryforwards may be subject to an annual limitation in future periods pursuant to the “change in ownership rules” under Sections 382 of the Internal Revenue Code of 1986, as amended.

Recently Issued Accounting Pronouncements

In December 2004, SFAS No. 123 (revised), Share-Based Payment, was issued. SFAS No. 123 (revised) requires that the cost resulting from all share-based payment transactions be recognized as a charge in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employees share ownership plans. This statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based transactions. This statement also amends FASB No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflow. This Statement replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 (revised) is effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. The effective date for a nonpublic entity that becomes a public entity after June 15, 2005, and does not file as a small business issuer, was the first interim or annual reporting period beginning after the entity becomes a public entity. In April 2005, the SEC adopted a new rule that allows companies to adopt SFAS No. 123 at the beginning of the first annual reporting period that begins after June 15, 2005. As a result, the effective date for our financial statements will be January 1, 2006. Since we use the minimum value method of measuring equity share options, we will apply the provisions of the Statement prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. As a result, the impact that adoption of this Statement will have on our financial statements will be dependent on the grant of new awards, or the modification to awards, that occurs after the effective date.

In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS 154 also requires that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a restatement. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on our financial statements.

The FASB also issues exposure drafts for proposed statements of financial accounting standards. Such exposure drafts are subject to comment from the public, to revisions by the FASB and to final issuance by the FASB as Statements of Financial Accounting Standards. Management considers the effect of the proposed statements on our financial statements and monitors the status of changes to issued exposure drafts and to proposed effective dates.

Qualitative and Quantitative Disclosures About Market Risk

Our exposure to market risk is currently confined to our cash and cash equivalents. As of June 30, 2005, we had cash and cash equivalents of $22.7 million consisting of cash and an investment in a money market fund that invests in short-term debt securities. Our cash is deposited in and invested through highly rated financial institutions in North America. Our investment in a money market fund is subject to interest rate risk and may fall in value if market interest rates increase. The fund attempts to maintain a stable net asset value of $1.00 per share, and has historically maintained this value. As a result, we believe any change in interest rates would affect the fair value of our investments by an immaterial amount and, therefore, our exposure to interest rate changes is not expected to be material. We currently do not hedge interest rate exposure. We have not used derivative financial instruments for speculation or trading purposes.

We have operated primarily in the United States and have made payments to service providers in United States dollars only. Accordingly, we do not have any exposure to foreign currency rate fluctuations.

BUSINESS

Overview

We are a biopharmaceutical company focused on developing drugs for diseases associated with aging and development. Our most advanced product candidate is Memryte, a proprietary, small, biodegradable implant that is comprised of leuprolide acetate and a polymer, that we are developing for the treatment of mild to moderate Alzheimer’s disease. Leuprolide acetate has been widely used over the past 20 years for the treatment of a number of hormone-related disorders, such as prostate cancer, endometriosis and precocious puberty, and has a well-established safety record in humans.

In the third quarter of 2005, we initiated enrollment and dosed the first patient in the first of our two randomized, double blind, placebo controlled, 56-week, pivotal Phase III clinical trials of the Memryte implant for the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with acetylcholinesterase inhibitors, or ACIs. We plan to initiate enrollment in the second Phase III clinical trial in the fourth quarter of 2005. We expect to enroll approximately 550 patients in each of these trials. ACIs are the most widely prescribed current therapy for Alzheimer’s disease and include Aricept, Reminyl, also known as Razadyne, Exelon and Cognex. We reviewed the study protocol and statistical analyses for these two pivotal Phase III clinical trials with the Division of Neuropharmacological Drug Products of the Center for Drug Evaluation and Research of the FDA in August 2005. The FDA agreed to our clinical development plan and indicated that the results from our clinical trials to date were adequate for us to initiate our Phase III trials.

Alzheimer’s disease is a progressive, degenerative and ultimately terminal brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. There is currently no treatment that stops or materially slows the progression of Alzheimer’s disease. As a result, it is one of the world’s largest unmet medical needs. Direct and indirect annual costs of caring for individuals with Alzheimer’s disease in the United States are at least $100 billion, according to estimates used by the Alzheimer’s Association and the National Institute on Aging. The global market for currently available Alzheimer’s disease drugs is growing rapidly and was over $3 billion in 2004. The American Health Assistance Foundation estimates that approximately 18 million people worldwide, including approximately 4.5 million people in the United States, suffer from Alzheimer’s disease.

We recently completed a randomized, double blind, placebo controlled, 48-week, Phase II dose-ranging clinical trial of an injectable formulation of leuprolide acetate in 108 women aged 65 or older as a treatment for mild to moderate Alzheimer’s disease. Although Phase II clinical results may not be predictive of results in subsequent clinical trials, in this Phase II trial, there was a trend at week 48 in favor of the high dose leuprolide acetate group indicating a relative stabilization of the disease compared to the placebo group. In addition, in a prospective subgroup analysis of patients who were taking ACIs, the group of 24 patients who also received the high dose of leuprolide acetate demonstrated a benefit over the group of 26 patients who were treated with placebo. In our pivotal Phase III trials, the primary efficacy endpoints involve studying the efficacy of the Memryte implant as adjunctive therapy with ACIs. Accordingly, we do not expect to perform subgroup analyses.

In addition to our recently completed Phase II clinical trial of leuprolide acetate in women, we have completed enrollment and are conducting a similar randomized, double blind, placebo controlled, 48-week, Phase II dose-ranging clinical trial of an injectable formulation of leuprolide acetate in 119 men, which we expect to complete in the second quarter of 2006. Although not statistically significant, interim analysis of the data from the 33 patients enrolled in the trial who had reached week 26 at the time of the analysis showed a trend in favor of the groups receiving leuprolide acetate in comparison with the group receiving placebo. The results of this interim analysis were derived from a small number of patients and were not designed to demonstrate statistical significance.

In July 2005, we also completed a Phase I multiple-dose and formulation comparison study of the Memryte implant in 50 healthy volunteers of both genders. In this Phase I trial, the Memryte implant was generally well tolerated, with no serious adverse events reported. The Memryte implants provided a predictable systemic release of leuprolide acetate over an eight-week dosing interval. Following the first 24 hours of dosing, steady concentrations of the drug were established, rising slowly to a peak that occurred at approximately four weeks and, thereafter, declining slowly to the end of the eight-week dosing period.

A review published in February 2005 in Cellular and Molecular Life Sciences, which was co-authored by Richard L. Bowen, our Chief Scientific Officer (C.W. Gregory and R.L. Bowen: Novel therapeutic strategies for Alzheimer’s disease based on the forgotten reproductive hormones, 62 (2005) 313-319) summarized recent research suggesting a link between hormone levels and an increased risk of developing Alzheimer’s disease. Based upon such research and our preclinical and clinical studies, we believe that Alzheimer’s disease is caused by inappropriately elevated levels of pituitary hormones created as a result of the body’s attempt to maintain reproductive function. The resulting age-related increased pituitary hormone levels are similar to levels seen during fetal life. We believe these changes in hormone levels stimulate cell division in the brain. While this is appropriate for stem cells of the developing fetal brain, when adult brain cells are driven to divide, we believe it results in the pathology associated with Alzheimer’s disease, which is referred to as the cell cycle hypothesis.

Our research suggests that luteinizing hormone, or LH, which is released by the pituitary gland, is the catalyst that drives brain cells into this abnormal attempt at cell division. The research summarized in Cellular and Molecular Life Sciences, which was co-authored by Richard L. Bowen, our Chief Scientific Officer (G. Casadesus, C.S. Atwood, X. Zhu, A.W. Hartzler, K.M. Webber. G. Perry, R.L. Bowen and M.A. Smith: Evidence for the role of gonadotropin hormones in the development of Alzheimer disease, 62 (2005) 293-298) also indicated that LH may stimulate the processing of amyloid precursor protein, which leads to the production of amyloid beta protein in the brain. Amyloid beta protein is widely believed to be a cause of Alzheimer’s disease.

Memryte is designed to dramatically reduce levels of LH in the bloodstream and in brain tissue through controlled, long-term, sustained administration of leuprolide acetate, which suppresses LH production. We hold an issued United States patent with claims directed to the treatment of Alzheimer’s disease by administering an agent, including leuprolide acetate, that reduces or eliminates LH blood serum levels.

We have retained all worldwide commercial rights to Memryte and our pipeline of product candidates in preclinical development. Leuprolide acetate is off-patent, meaning patents protecting the compound have expired and the compound is availble in the public domain. Leuprolide acetate is available from a number of third party manufacturers. Under an agreement with Durect Corporation, Durect produces Memryte for us using Durect’s biodegradable polymeric implant technology to provide a sustained release formulation of leuprolide acetate. Durect has also granted us an exclusive license to Durect’s technology related to Memryte for the treatment of mild to moderate Alzheimer’s disease. Under the agreement, we have agreed to make periodic payments to Durect upon the achievement of specified development and regulatory milestones and royalties on net product sales. We are entitled to all other revenues from Memryte. We and Durect have established a joint development team, consisting of two representatives from each company, to manage the development of Memryte. Ultimately, we have final decision making authority with respect to Memryte development matters.

We are conducting a number of other research and development programs, including programs focused on hormone refractory prostate cancer, brain cancers, Amyotrophic Lateral Sclerosis and disorders of premature birth. Our two most advanced preclinical programs involve the use of leuprolide acetate or Memryte for the treatment of hormone refractory prostate cancer and brain cancers. Our goal is to submit Investigational New Drug Applications, or INDs, to the FDA and initiate Phase II clinical trials in 2006 for these two programs.

Our management team has considerable prior experience in the healthcare and pharmaceutical industries, with significant background in high growth companies, healthcare marketing and sales and the Alzheimer’s disease community. We plan to build a domestic sales and marketing infrastructure for Memryte and any other products for which we may obtain marketing approval in the United States. For marketing and selling our products internationally, we may seek collaborators, establish our own international capabilities or pursue a combination of these two approaches.

Since our founding in February 2001, we have achieved the following milestones:

•	initiated recruitment for our Phase II clinical trial in women in April 2003;

•	completed enrollment in our Phase II clinical trial in women in December 2003;

•	initiated our Phase II clinical trial in men in December 2003;

•	completed our Phase II clinical trial in women in December 2004;

•	completed enrollment in our Phase II clinical trial in men in May 2005;

•	completed our Phase I clinical trial of Memryte in July 2005;

•	conducted our end of Phase II meeting with the FDA in August 2005; and

•	initiated one of our two pivotal Phase III clinical trials of Memryte for the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with ACIs in September 2005.

Our goal is to achieve the following milestones:

2005 • Initiate our second pivotal Phase III clinical trial of Memryte for the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with ACIs in the fourth quarter of 2005.

2006

•      Complete our Phase II clinical trial of an injectable formulation of leuprolide acetate in men with mild to moderate Alzheimer’s disease in the second quarter of 2006.

•      Complete enrollment for our two pivotal Phase III clinical trials of Memryte in late 2006.

•      Submit our Investigational New Drug Application, or IND, and initiate our Phase II clinical trials for high dose leuprolide acetate in the treatment of hormone refractory prostate cancer in the second half of 2006.

•      Submit our IND and initiate our Phase II clinical trials for high dose leuprolide acetate in the treatment of pediatric brain cancers in the second half of 2006.

2007 • Complete our two pivotal Phase III clinical trials of Memryte in late 2007.

2008 • Submit our New Drug Application, or NDA, for Memryte in 2008.

There can be no assurance that we will obtain the necessary FDA approval to market Memryte in the United States for the mild to moderate Alzheimer’s disease indication, or that we will meet any of the milestones described above in a timely manner or at all. A number of factors can delay or prevent completion of human clinical trials, particularly patient recruitment. Moreover, many drug candidates fail to successfully complete clinical trials. After an NDA is filed with the FDA, the FDA commences an in-depth review of the NDA that typically takes six months to a year to complete but may take longer. The milestones described above assume that we complete our clinical trials for the mild to moderate

Alzheimer’s disease indication at the times indicated above and that the results from these trials support an NDA filing. There can be no assurance that we will obtain such results.

Our Business Strategy

Our corporate strategy is to use our understanding of changes in human reproductive hormone levels in response to the aging process to discover, develop and commercialize pharmaceutical products for diseases associated with aging and development. The key elements of our strategy are to:

•	Advance Memryte through pivotal Phase III clinical trials to commercialization. We believe Memryte represents a significant commercial opportunity. We are devoting most of our efforts and resources to completing the clinical and regulatory development and preparing for commercialization of Memryte. In the third quarter of 2005, we initiated enrollment and dosed the first patient in the first of our two pivotal Phase III clinical trials of Memryte for the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with ACIs. We plan to initiate enrollment in the second Phase III clinical trial in the fourth quarter of 2005. Our goal is to establish the use of Memryte as adjunctive therapy with ACIs as the standard of care in treating Alzheimer’s disease.

•	Maximize the commercial potential of our product candidates. We have retained all worldwide commercial rights to Memryte and the preclinical product candidates in our pipeline and generally intend to continue to do so in the future. Our plan is to advance our product candidates and build our development and commercial infrastructures without relying on funding from other pharmaceutical companies in order to maximize our share of potential product revenues. However, we may seek outlicensing, copromotion and comarketing and distribution arrangements on an opportunistic basis, particularly for markets outside of the United States, in situations for which we do not believe that it is cost-effective to establish our own capabilities or in which collaborating with a third party with local market knowledge appears to be attractive.

•	Establish our own domestic sales and marketing capabilities. We plan to market and sell Memryte directly through our own sales and marketing team in the United States. We believe that the commercial potential of Memryte will facilitate our ability to recruit experienced pharmaceutical sales and marketing personnel. We plan to recruit and train a sales force for Memryte, beginning with 10 to 15 sales management personnel in 2005, and expand to a full field sales force contingent upon successful completion of our pivotal Phase III clinical trials.

•	Advance our pipeline of preclinical product candidates. We believe that our understanding of how changes in human reproductive hormone levels are affected by the aging process may provide us with a potentially rich source of new treatments for significant diseases. We believe that our increasing clinical experience with leuprolide acetate and Memryte will enable us to accelerate and cost-effectively conduct our development programs that are based on using leuprolide acetate to treat additional indications. Our goal is to advance our leuprolide acetate preclinical programs for the treatment of hormone refractory prostate cancer and brain cancers into Phase II clinical trials in 2006.

Alzheimer’s Disease

Background and Demographics

Alzheimer’s disease is named after Dr. Alois Alzheimer, a German physician, who first described the disease in 1906. Alzheimer’s disease is a progressive, degenerative and ultimately terminal brain disorder that gradually destroys a person’s memory and ability to learn, reason, make judgments, communicate and carry out daily activities. Alzheimer’s disease patients may also experience changes in personality and behavior, such as anxiety, suspiciousness and agitation, as well as delusions or hallucinations as the disease progresses. Alzheimer’s disease is invariably associated with, and defined by, the loss of connections between, and the death of, neurons, as well as deposits of beta amyloid plaque and the formation of neurofibrillary tangles in the brain. Existing approved therapies treat the symptoms of some patients with Alzheimer’s disease by temporarily enhancing a patient’s cognitive function and general behavior for a period of time; however, there is no existing treatment that stops or materially slows Alzheimer’s disease progression. Unless the patient first succumbs to some other disease, Alzheimer’s disease eventually leads to the patient’s total incapacitation and ultimately to death.

Alzheimer’s disease is an age-related disease. The Alzheimer’s Association estimates that 10% of all individuals over the age of 65 suffer from Alzheimer’s disease and that nearly 50% of all individuals who reach age 85 suffer from Alzheimer’s disease. The Alzheimer’s Health Assistance Foundation estimates that approximately 350,000 new cases of Alzheimer’s disease are diagnosed annually in the United States. Alzheimer’s disease is roughly twice as prevalent in women as in men. Alzheimer’s disease onset has been reported in Down’s Syndrome individuals aged as young as 30, with a dramatic increase in prevalence with aging. Approximately 18 million people worldwide suffer from Alzheimer’s disease, including an estimated 4.5 million Americans, more than double the number of Americans suffering from this disease in 1980.

The Alzheimer’s Association reports that Alzheimer’s disease patients live an average of eight years, with many patients living as much as 20 years, from the initial onset of symptoms. Direct and indirect annual costs of caring for individuals with Alzheimer’s disease in the United States are at least $100 billion, according to estimates used by the Alzheimer’s Association and the National Institute on Aging. The Alzheimer’s Association estimates the average lifetime cost of care for an individual with Alzheimer’s disease in the United States to be approximately $174,000.

Historically, Alzheimer’s disease has been diagnosed through testing of the patient using measures of memory, thinking skills and the capacity to perform activities of daily living. There is ongoing research in the field of neuroimaging, including the use of magnetic resonance imaging, or MRIs, and positron emission tomography, or PET, scans to assist in the diagnosis of Alzheimer’s disease. Some researchers believe that these brain imaging techniques may permit identification of changes in brain appearance or function in advance of the development of cognitive or behavioral symptoms of Alzheimer’s disease. If Alzheimer’s disease can be diagnosed presymptomatically, it may be possible to treat patients earlier in the disease process and for longer periods of time.

Beta Amyloid Hypothesis of Alzheimer’s Disease

There are several hypotheses regarding the cause of Alzheimer’s disease, the predominant one being the beta amyloid hypothesis. The assumption behind this hypothesis is that amyloid beta protein, which makes up the plaques present in the brains of Alzheimer’s disease patients, is toxic and is the causative agent of the disease. The generally accepted view is that inhibiting the production of, and enhancing the clearance of, amyloid beta protein plaques may prevent or treat Alzheimer’s disease. Based on this hypothesis, many companies have designed therapies to suppress or eliminate amyloid beta protein in order to affect the rate of progression of Alzheimer’s disease. Research based on the beta amyloid hypothesis has been ongoing for two decades without yielding any approved therapies to date.

Cell Cycle Hypothesis of Alzheimer’s Disease

The cell cycle hypothesis of Alzheimer’s disease, which is relatively new and has not achieved the same wide acceptance as the beta amyloid hypothesis, proposes that all of the known neurological and biochemical changes associated with Alzheimer’s disease are caused by the abnormal re-entry of brain cells into the cell division cycle, or process by which one cell replicates itself and divides into two cells. In general, it is thought that adult brain cells do not divide. Thus, this hypothesis suggests that when adult brain cells are stimulated to divide, the neurological changes seen in Alzheimer’s disease result. The proponents of this hypothesis believe that the cell cycle process in Alzheimer’s disease is triggered by the presence of an unknown mitogen, or substance that stimulates this cell division.

A number of recent studies and scientific publications provide support for the validity of the cell cycle hypothesis. For example, a study published in The Journal of Neuroscience in April 1998 (Jonathan Busser, David S. Geldmacher and Karl Herrup: Ectopic Cell Cycle Proteins Predict the Sites of Neuronal Cell Death in Alzheimer’s Disease Brain, 18(8): 2801-2807) comparing the brain tissue from autopsy specimens of Alzheimer’s disease patients with that of persons without Alzheimer’s disease proposed that various components of the cell cycle contribute significantly to regionally specific neuronal death in Alzheimer’s disease. More recently, in 2003, a review published in Progress in Cell Cycle Research (Inez Vincent, Chong In Pae and Janice L. Hallows: The cell cycle and human neurodegenerative disease, Vol. 5: 31-41 (2003)) referred to accumulating evidence suggesting that aberrant activation of the cell cycle in some neurodegenerative diseases leads to the death of neurons. The review also noted that the apparent involvement of cell cycle dysregulation in neurodegeneration creates therapeutic potential to curb the onset and progression of degenerative diseases. Also in 2003, a review published in Progress in Neurobiology (Thomas Arendt: Synaptic plasticity and cell cycle activation in neurons are alternative effector pathways: the ‘Dr. Jekyll and Mr. Hyde concept’ of Alzheimer’s disease or the yin and yang of neuroplasticity, 71 (2003): 83-248) asserted that preventing cell cycle activation will be crucial to preventing neurodegeneration, or nerve cell death. Our research efforts to date and our development of Memryte have been based in part on such publications and our belief that LH is the mitogen that drives brain cells into abnormal cell division, thereby causing Alzheimer’s disease.

Human Reproductive Hormone Feedback Loop

The concentration of certain hormones secreted by the hypothalamus area of the brain, the pituitary gland and the gonads is regulated by a feedback loop. The loop is initiated by proteins called activins that stimulate the hypothalamus to release gonadotropin-releasing hormone, or GnRH. GnRH then stimulates the pituitary to secrete the two gonadotropins—LH and follicle-stimulating hormone, or FSH. The gonadotropins bind to receptors on the gonads, the ovaries in females and the testicles in males, and stimulate and regulate the production of eggs in females and sperm in males. The gonadotropins also stimulate the gonads to produce the sex steroid hormones, estrogen and testosterone.

Once the hypothalamus senses that the sex steroid hormones are at an acceptable level, it reduces the release of GnRH. The reduced level of GnRH provides feedback to the pituitary gland to reduce the secretion of gonadotropins, resulting in reduced gonadotropin levels. Reduced gonadotropin levels then provide feedback to the gonads to reduce the production of the sex steroid hormones. Once the hypothalamus senses the sex steroid hormones dropping below a particular level, the hypothalamus increases the release of GnRH, which re-initiates the hormonal feedback loop and the production of the two gonadotropins.

Our Scientific Approach

Our scientific approach is based on the observation that many diseases of aging may be caused by the age-related changes in levels of reproductive hormones that are secreted by the hypothalamus area of the brain, the pituitary gland and the gonads. This approach is built on the premise that these hormones are beneficial early in life, because they regulate and promote development and growth through cell division and differentiation in order to achieve reproduction, but are harmful later in life because, in an attempt to maintain reproduction and fertility, they become unregulated and cause abnormal cell division. We believe that this change in hormone levels is a primary cause of many age-related diseases, including Alzheimer’s disease, various cancers and Parkinson’s disease.

We believe that the gonadotropin LH is the mitogen that causes Alzheimer’s disease. Our research suggests that LH serves as the catalyst that causes brain cells to abnormally divide and that LH potentially leads to increased production of amyloid beta protein. We base these beliefs on both experimental evidence and scientific observations, principally resulting from our work and the work of our consultants, including:

•	In a study published in the Journal of Neuroendocrinology in April 2000, which was authored by Richard L. Bowen, our Chief Scientific Officer (R. L. Bowen: An Association of Elevated Serum Gonadotropin Concentrations and Alzheimer’s Disease?, Vol. 12: 351-354) regarding the analysis of circulating levels of LH in the blood of 40 patients diagnosed with Alzheimer’s disease compared to 29 age-matched patients with no Alzheimer’s disease diagnosis, the average concentration of LH in the blood of the Alzheimer’s disease patients was significantly higher than the average concentration of LH in the blood of patients with no Alzheimer’s disease diagnosis;

•	In a study published in the Journal of Neuroscience Research in 2002, which was co-authored by Richard L. Bowen, our Chief Scientific Officer (Richard L. Bowen, Mark A. Smith, Peggy L.R. Harris, Zvezdana Kybat, Ralph N. Martins, Rudolph J. Castellani, George Perry and Craig T. Atwood, 70: 514-518) regarding the analysis of human brain tissue from autopsy specimens, LH levels in brains of cases diagnosed with Alzheimer’s disease were found to be twice as high as in brains of cases without Alzheimer’s disease, with the highest concentrations of LH found in the parts of the brain known to be vulnerable to Alzheimer’s disease related damage;

•	In cell culture tests, LH stimulated an increase in the rate of division of human brain cancer cells and resulted in the death of normal adult mouse brain cells;

•	In cell culture tests, human brain cancer cells treated with LH showed a two-fold increase in amyloid beta protein production over untreated cells;

•	In a study published in The Journal of Biological Chemistry in 2004, which was co-authored by Richard L. Bowen, our Chief Scientific Officer (Richard L. Bowen, Guiseppe Verdile, Tianbing Liu, Albert F. Parlow, George Perry, Mark A. Smith, Ralph N. Martins and Craig S. Atwood: Luteinizing Hormone, a Reproductive Regulator That Modulates the Processing of Amyloid-ß Precursor Protein and Amyloid-ß Deposition, Vol., 279, No. 19, Issue of May 7: 20539-20545) in a mouse model of Alzheimer’s disease, animals treated with leuprolide acetate exhibited 50% less amyloid beta protein than animals treated with placebo; and

•	In a mouse model of Alzheimer’s disease, animals treated with leuprolide acetate demonstrated an ability to preserve memory function while the mice treated with placebo did not.

We also base our belief that LH is the mitogen causing Alzheimer’s disease on other evidence, much of which is based on the well-established observation that there are many similarities between the Alzheimer’s disease brain and the fetal brain, including:

•	LH is very similar to human chorionic gonadotropin, or hCG, the hormone detected by urine pregnancy tests, and is known to work through the same receptor. hCG is elevated during fetal development and may be important for brain growth, a process associated with rapid brain cell division;

•	In both the Alzheimer’s disease brain and the fetal brain, the cell division cycle is highly activated;

•	In both the Alzheimer’s disease brain and the fetal brain, very high levels of hyperphosphorylated tau protein, which makes up the neurofibrillary tangles found in Alzheimer’s disease, are present;

•	In both the Alzheimer’s disease brain and the fetal brain, there is increased processing of amyloid precursor protein, which is used to make the amyloid found in the plaques of the Alzheimer’s disease brain; and

•	In both the Alzheimer’s disease brain and the fetal brain, there is an increase in presenelin-1, an enzyme associated with amyloid processing.

Finally, individuals with Down’s Syndrome have elevated levels of gonadotropin throughout their lives and often develop Alzheimer’s disease-like pathology in their 30’s. Males with Down’s syndrome have much higher levels of gonadotropin and develop Alzheimer’s disease-like pathology earlier in life than their female counterparts, the reversal of the pattern for Alzheimer’s disease observed in the general population.

If the gonadotropin LH is the mitogen that causes abnormal cell division in the brain or if LH leads to the production of amyloid beta protein and either of these factors causes Alzheimer’s disease, we believe it may be possible to prevent or treat Alzheimer’s disease by controlling a person’s LH levels. We are seeking to do this with leuprolide acetate, which is a GnRH analog that, when administered to a human being, causes an initial increase in LH and FSH levels, followed by a precipitous and sustained decline in the levels of these hormones. This decrease occurs as a result of the down regulation and desensitization of pituitary GnRH receptors. At physiologic dosage levels, leuprolide acetate is effective at suppressing LH to a level that is undetectable in the bloodstream.

Limitations of Current Alzheimer’s Disease Therapies

There are currently five drugs approved for the treatment of Alzheimer’s disease in the United States:

•	Aricept, marketed by Pfizer, Inc. and Eisai Company, Ltd.;

•	Exelon, marketed by Novartis AG;

•	Reminyl, also known as Razadyne, marketed by Shire Pharmaceuticals Group plc and Janssen Pharmaceutical Products, LP;

•	Cognex, marketed by First Horizon Pharmaceutical Corp; and

•	Namenda, marketed by Forest Pharmaceuticals, Inc.

The first four of these drugs are ACIs; the fifth is an NMDA receptor antagonist. All of these drugs are administered orally, generally in multiple daily doses. These drugs target the symptoms of Alzheimer’s disease by enhancing some patients’ cognitive function and general behavior, but generally are not thought to slow progression of the disease.

ACIs are designed to impede the breakdown of the neurotransmitter, acetylcholine, by an enzyme called acetylcholinesterase. Neurotransmitters are molecules released by a cell that signal neurons to react in a specified manner. Alzheimer’s patients exhibit a deficiency of acetylcholine, which is involved in short-term memory, alertness and attention. Consequently, reduced acetylcholine levels are thought to be associated with cognitive impairment. ACIs work to keep levels of acetylcholine high even though the cells that produce acetylcholine continue to become damaged or die. Only about 50% of patients taking ACIs experience a modest improvement in cognitive function. According to the Alzheimer’s Association, for those patients who show improvement, the benefit typically lasts for only six months to one year. ACIs are approved in the United States for the treatment of mild to moderate Alzheimer’s disease.

An NMDA receptor antagonist, such as Namenda, is designed to modulate the effects of glutamate, another neurotransmitter, in the brain. Excessive levels of glutamate are hypothesized to contribute to the dysfunction and eventual death of brain cells observed in Alzheimer’s disease. Namenda is approved in the United States only for the treatment of moderate to severe Alzheimer’s disease. In July 2005, the FDA issued a non-approvable letter in response to a supplemental New Drug Application to expand the indication of Namenda to include the treatment of mild Alzheimer’s disease.

Our Solution: Memryte

Memryte is a proprietary, small, biodegradable implant comprised of leuprolide acetate and a polymer. Each implant is approximately 1.5 millimeters in diameter and 3.0 centimeters in length. Memryte is designed to provide controlled, long-term, sustained release of leuprolide acetate. The polymer in Memryte is similar to the material in soluble surgical stitches and degrades in the body. As a result, and in contrast to some other types of implantable drug delivery devices, surgical removal is not required. Memryte implants are inserted subcutaneously through a needle in the fleshy region on the side of the patient’s torso. The procedure is conducted in a physician’s office using a local anesthetic and takes approximately ten minutes. Administration of leuprolide acetate using the Memryte implant is designed to minimize an initial dosage peak and provide a steady leuprolide acetate level throughout the dosing period.

We administered an injectable formulation of leuprolide acetate in our two Phase II dose-ranging clinical trials for Alzheimer’s disease while we were developing Memryte. Leuprolide acetate has been marketed for almost two decades, primarily as a treatment for recurrent advanced prostate cancer. It is also approved for use in other hormone-related conditions, such as endometriosis and anemia caused by uterine fibroids in women, and precocious puberty in children. It is administered for these indications by intramuscular injection. The safety profile of leuprolide acetate has been well established over many years. The most common side effects are similar to those seen with menopause and surgical castration such as hot flashes and osteoporosis. As a raw material, leuprolide acetate is available from a number of manufacturers.

Based on our clinical experience with leuprolide acetate, we believe that Memryte’s dose and release profile will be superior to that of an injectable microsphere formulation of leuprolide acetate in the treatment of mild to moderate Alzheimer’s disease. We also expect that Memryte’s two-month delivery system will minimize compliance issues in a patient population with impaired cognitive function.

Clinical Trials

We are conducting a comprehensive clinical program to test leuprolide acetate and Memryte for the treatment of mild to moderate Alzheimer’s disease. We call our clinical trial program “Antigonadotropin-Leuprolide in Alzheimer’s Disease Drug INvestigation,” for which we use the acronym ALADDIN. Since leuprolide acetate has been on the market for over two decades and has an extensive safety record, we were able to commence our clinical program with Phase II dose-ranging trials instead of Phase I safety studies. Our clinical program includes:

•	two pivotal Phase III clinical trials of Memryte for the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with ACIs, one of which we initiated in the third quarter of 2005 and the second of which we plan to initiate in the fourth quarter of 2005;

•	a completed Phase II clinical trial in women using an injectable formulation of leuprolide acetate, which is now in an open label extension study;

•	an ongoing Phase II clinical trial in men using an injectable formulation of leuprolide acetate; and

•	a completed Phase I safety and pharmacokinetic study of Memryte. A pharmacokinetic study involves the study of absorption, distribution, metabolism and excretion of a drug.

These clinical trials are summarized in the following table:

Trial Name / Clinical Phase	Enrollment Criteria	Number of Clinical Sites	Number of Participants	Trial Duration	Status
ALADDIN 301 / Phase III	Men and women aged 65 years or older with mild to moderate Alzheimer’s disease; patients will be required to receive ACIs during and for at least 120 days prior to trial	80 expected in the United States and Canada	550 expected	56 weeks	Initiated enrollment and dosed first patient in the third quarter of 2005

ALADDIN 302 / Phase III	Same as ALADDIN 301	80 expected outside the United States and Canada, principally in Europe	550 expected	56 weeks	Initiating enrollment in the fourth quarter of 2005

ALADDIN I / Phase II	Women aged 65 years or older with mild to moderate Alzheimer’s disease; patients were allowed, but not required, to receive ACIs during and prior to trial	5 in the United States	108	48 weeks	Completed in December 2004; currently in 96-week, open label extension study

ALADDIN II / Phase II	Men aged 65 years or older with mild to moderate Alzheimer’s disease; patients were allowed, but not required, to receive ACIs during and prior to trial	17 in the United States	119	48 weeks	Enrollment completed in May 2005; treatment ongoing

ALADDIN 105 / Phase I	Healthy women aged 45 to 70 years and men aged 50 to 70 years	1 in the United States	50	24 weeks	Completed in July 2005

We employ a variety of clinically validated and FDA accepted efficacy measurements in our Alzheimer’s disease clinical trials. These include:

•	The Alzheimer’s Disease Assessment Scale-Cognitive Subscale, or ADAS-Cog. ADAS-Cog is a test of memory and cognition that is designed to measure changes in Alzheimer’s disease subjects that might occur in response to a pharmacological intervention, or the action of a given drug. An increasing score on this measure indicates cognitive decline, while a decreasing score indicates cognitive improvement.

•	The Alzheimer’s Disease Cooperative Study-Clinical Global Impression of Change, or ADCS-CGIC. ADCS-CGIC is a global measure of a subject’s change in condition from baseline in Alzheimer’s disease. The score is based on information gained from interviews with the subject and the subject’s caregiver. A higher percentage indicates a higher percentage of patients who experienced improvement or no change in their condition.

•	Alzheimer’s Disease Cooperative Study-Activities of Daily Living Inventory, or ADCS-ADL. ADCS-ADL is a comprehensive rating scale designed to measure a subject’s capacity to perform activities of daily living, including ability to eat, dress, bathe, telephone, travel, shop and perform other household chores. The score is based on interviews of the subject and the subject’s caregiver. An increasing score on this measure indicates additional capacity to perform activities of daily living, while a decreasing score indicates less capacity.

The ADAS-Cog, the ADCS-CGIC and the ADCS-ADL are recognized by the FDA and regulatory agencies outside the United States as the most commonly used assessments for endpoints in Alzheimer’s disease clinical trials. The ADAS-Cog and the Clinician’s Interview Based Impression of Change, commonly referred to as the CIBIC plus, and which is similar to ADCS-CGIC, were the primary efficacy endpoints that served as the basis for approval by the FDA of three of the four currently marketed ACIs for the treatment of mild to moderate Alzheimer’s disease.

To address the customary side effects associated with the loss of testosterone due to leuprolide acetate therapy, male subjects who receive leuprolide acetate in these clinical trials also receive testosterone on a daily basis in the form of a transdermal gel. To protect the blind randomization, male subjects randomized to placebo receive a placebo transdermal gel on a daily basis. Since women with Alzheimer’s disease are post-menopausal and are no longer producing much estrogen, side effects associated with the loss of estrogen are minimal and do not require hormonal supplementation.

The intent-to-treat population in these trials consists of participants who received at least one dose of randomized drug and who had at least one assessment beyond baseline of at least one primary efficacy variable. For patients who do not complete the trial, the last assessment taken is carried forward to each of the subsequent assessments.

Phase III / ALADDIN 301 and 302

In the third quarter of 2005, we initiated enrollment and dosed the first patient in the first of our two pivotal Phase III clinical trials of the Memryte implant for the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with ACIs. We plan to initiate enrollment in the second Phase III clinical trial in the fourth quarter of 2005. We reviewed the study protocol and statistical analyses for these two pivotal Phase III clinical trials with the Division of Neuropharmacological Drug Products of the Center for Drug Evaluation and Research of the FDA in August 2005. In connection with this meeting, we presented to, and discussed with, the FDA an end of Phase II briefing package which detailed the results of our Phase I and Phase II clinical trials, including those endpoints for which we achieved statistical significance and those for which we did not. After reviewing this package and discussing it with us, the FDA agreed to our Phase III clinical development plan and indicated that the results from our clinical trials to date were adequate for us to initiate our Phase III trials. We expect that approximately 550 patients will be enrolled in each of these trials. One of these trials, ALADDIN 301, will be conducted at approximately 80 sites in the United States, Canada and South America and the other, ALADDIN 302, will be conducted at approximately 80 sites outside of the United States and Canada, principally in Europe. Men and women aged 65 or older who have been diagnosed with mild to moderate Alzheimer’s disease will be eligible to participate in the trials. One of the trial inclusion criteria will be that all subjects shall have been on an ACI for at least 120 days prior to baseline and continue to receive an ACI throughout the trial.

The protocol provides for study participants to be randomized to Memryte or placebo in a ratio of three to two. Memryte or placebo will be administered every eight weeks in the form of a subcutaneous implant. Each participant will receive two implants on each occasion. The dosage level from the two implants will equate to the high dose of leuprolide acetate being administered in ALADDIN II and 150% of the high dose in ALADDIN I. Our method of administration in these trials will be different from our ALADDIN I and ALADDIN II clinical trials, in which leuprolide acetate was administered by injection at 12-week intervals over a 48-week period.

The primary efficacy endpoint of both trials is the efficacy of Memryte in the treatment of mild to moderate Alzheimer’s disease as measured by the difference from placebo in the scores on ADAS-Cog and ADCS-CGIC at 50 weeks compared to baseline. Secondary efficacy endpoints in each trial are to assess the efficacy of Memryte compared to placebo as measured by change from baseline in a variety of other commonly used Alzheimer’s disease measurements, including ADCS-ADL, at 50 weeks. To achieve the primary efficacy endpoint in these trials, we will need to show statistical significance in each of the ADAS-Cog and ADCS-CGIC measurements.

We are completing selection and enrollment of clinical sites. In the third quarter of 2005, we initiated enrollment and dosed the first patient in the first of our two pivotal Phase III clincial trials of Memryte for the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with ACIs and we expect to begin enrolling patients in our second Phase III trial in the fourth quarter of 2005. We expect that we will complete these trials in late 2007. Participants who complete week 56 of the trial will be eligible to enroll in an extension study if they meet the applicable criteria for the extension.

Phase II / ALADDIN I

In December 2004, we completed a randomized, double blind, placebo controlled, dose-ranging, 48-week, Phase II clinical trial to assess the efficacy and safety of an injectable formulation of leuprolide acetate on cognitive and global function in women with mild to moderate Alzheimer’s disease. We call this clinical trial ALADDIN I. The trial was conducted at five investigative study sites in the United States. Women aged 65 or older with mild to moderate Alzheimer’s disease were eligible to participate in the trial. Patients were allowed to receive ACIs during the trial if they began taking this medication at least 60 days prior to the trial and continued a stable dose throughout the trial.

A total of 109 women were enrolled in this study, 108 of which were included in the intent-to-treat population and assigned to one of three groups comprised of 36 participants each:

•	a low dose leuprolide acetate group;

•	a high dose leuprolide acetate group; and

•	a placebo group.

Each participant was administered an injection of leuprolide acetate or placebo once every 12 weeks during the trial. The primary efficacy endpoints of the trial were a patient’s score on the ADAS-Cog and the ADCS-CGIC at 48 weeks compared to baseline. There were various secondary efficacy endpoints, including a patient’s score on the ADCS-ADL at 48 weeks compared to baseline. There was a trend at week 48 in favor of the high dose leuprolide acetate group in this Phase II trial indicating a relative stabilization of the disease compared to the placebo group. However, we did not achieve the primary efficacy endpoints or any of the secondary efficacy endpoints in this trial with statistical significance. We believe that the lack of statistical significance was a function in part of the low number of trial participants.

There was also a statistically significant difference in the ADAS-Cog score at 48 weeks in favor of the high dose leuprolide acetate group compared to the low dose leuprolide acetate group. The dose of Memryte being used in our pivotal Phase III clinical trials is based on this result and the interim analysis of our Phase II clinical trial in men.

We also performed a prospective analysis of 78 patients in the intent-to-treat population who were taking ACIs, comparing results for the group of 24 patients treated with ACIs plus the high dose of leuprolide acetate used in the study and the group of 28 patients treated with ACIs plus the low dose of leuprolide acetate used in the study against the results for a group of 26 patients who were treated with ACIs and received placebo in the study. The results for the group that received an ACI plus the low dose of leuprolide acetate were not statistically significantly different from the results for the group that received an ACI plus placebo.

As described below, the group that received the high dose leuprolide acetate plus an ACI demonstrated a benefit in comparison to the group that received an ACI plus placebo. In addition, on each of the seven occasions during the 48-week study at which we assessed these two groups, the mean score of the high dose leuprolide acetate plus ACI group was more favorable than the mean score of the placebo plus ACI group on each of the ADAS-Cog, ADCS-CGIC and ADCS-ADL measures. With respect to ADCS-ADL, which was a secondary efficacy endpoint, the benefit was statistically significant for this subgroup. This subgroup analysis served as the basis of our study design of the Memryte implant as adjunctive therapy with ACIs for our planned pivotal Phase III clinical trials.

Statistical significance is measured by a p-value, which is a mathematical calculation used to determine the statistical meaningfulness of experimental results and indicates the likelihood that the measured result was obtained purely by chance. A p-value of 0.0001 means that the probability that this result occurred by chance is one in 10,000. Statistical significance is usually defined as a p-value of less than 0.05, which means that the probability that this result occurred by chance is less than one in 20. A lower p-value indicates a greater likelihood that the observed result did not occur by chance, and therefore implies greater statistical significance.

For purposes of this subgroup analysis of the results of our ALADDIN I trial, we calculated p-values in two different ways. First we calculated unadjusted p-values, which indicate statistical significance as if this subgroup analysis had been a primary efficacy endpoint. However, because this subgroup analysis was not a primary efficacy endpoint of the ALADDIN I trial, we are required to adjust the p-values for purposes of regulatory determination of statistical significance by applying the Bonferroni correction, which applies an estimated statistical penalty to account for the fact that we have performed an additional analysis of the data. In our pivotal Phase III clinical trials, the primary efficacy endpoints involve studying the efficacy of the Memryte implant as adjunctive therapy with ACIs. Accordingly, we do not expect to perform subgroup analyses and expect that statistical significance will be based only on unadjusted p-values.

In this subgroup analysis, the mean ADAS-Cog score in the group receiving the high dose of leuprolide acetate and an ACI worsened by 0.18 points at week 48 from baseline compared to a mean worsening of 3.30 points in the group receiving placebo and an ACI. The p-value for this difference was 0.026 on an unadjusted basis and 0.078 on an adjusted basis. The following graph illustrates the results of this subgroup analysis of ADAS-Cog scores:

ALADDIN I-Phase II Trial

ADAS-Cog Scores (Intent-to-Treat Analysis)

ACI + High Dose Leuprolide Acetate versus ACI + Placebo

In the ADCS-CGIC analysis, 58% of the subgroup receiving the high dose of leuprolide acetate and an ACI scored no change or better at week 48 in comparison with baseline versus 38% of the subgroup receiving placebo and an ACI. The p-value for this difference was 0.031 on an unadjusted basis and 0.093 on an adjusted basis. The following graph illustrates the results of this subgroup analysis of ADCS-CGIC scores:

ALADDIN I-Phase II Trial

ADCS-CGIC Scores (Intent-to-Treat Analysis)

ACI + High Dose Leuprolide Acetate versus ACI + Placebo

The mean ADCS-ADL score in the subgroup receiving the high dose of leuprolide acetate and an ACI declined 0.54 points at week 48 from baseline compared to a mean decline of 6.85 points in the subgroup receiving placebo and an ACI. The p-value for this difference was 0.015 on an unadjusted basis and 0.044 on an adjusted basis. The following graph illustrates the results of this subgroup analysis of ADCS-ADL scores:

ALADDIN I-Phase II Trial

ADCS-ADL Scores (Intent-to-Treat Analysis)

ACI + High Dose Leuprolide Acetate versus ACI + Placebo

The following table summarizes the results of our prospective subgroup analysis of the group that received an ACI plus the high dose of leuprolide acetate versus the group that received an ACI plus placebo in our ALADDIN I trial at 48 weeks:

Summary of ACI Plus High Dose Leuprolide Acetate versus ACI Plus Placebo

Endpoint	ACI + High Dose Leuprolide Acetate (n=24)	ACI + Placebo (n=26)	Unadjusted p-value	Adjusted p-value
ADAS-Cog	0.18 point cognitive decline	3.30 point cognitive decline	0.026	0.078
ADCS-CGIC	58% no change or better	38% no change or better	0.031	0.093
ADCS-ADL	0.54 point decline in activities of daily living	6.85 point decline in activities of daily living	0.015	0.044

In the ALADDIN I study, leuprolide acetate administered as an injection was well tolerated at both dose levels without any evidence of a dose-related increase in adverse events. Although approximately 77 of the 109 subjects in the ALADDIN I study, or 71%, experienced at least one adverse event, these events were mostly mild or moderate in severity and were mainly regarded as unrelated to the study drug. The most common adverse events reported were consistent with the known safety profile of leuprolide acetate. Twenty serious adverse events were reported in 18 subjects; however, all but three of these adverse events were regarded as not related, or probably not related, and almost certainly were secondary to age, dementia or other underlying disease of the subject. Therefore, no adverse event safety signals of concern were observed in this study. Successful results in completed clinical trials does not mean that subsequent clinical trials will be successful or that such success will be repeated in larger patient populations.

We are currently conducting an open label 96-week extension study to further assess the safety of the high dose of leuprolide acetate, as well as its potential effect on the progression of Alzheimer’s disease in patients who completed the 48-week trial. In this extension study, the drug is being administered by injection at 12-week intervals. Of the 73 patients eligible to enroll in the open label extension study, 65 patients, or 89%, elected to do so. We expect to complete this extension study in 2006.

Phase II / ALADDIN II

In December 2003, we initiated a randomized, double blind, placebo controlled, 48-week, Phase II clinical trial designed to assess the efficacy and safety of leuprolide acetate on cognitive and global function in men with Alzheimer’s disease. We call this clinical trial ALADDIN II. Men aged 65 or older with mild to moderate Alzheimer’s disease are eligible to participate in the trial. The protocol for this trial is substantially similar to the protocol for ALADDIN I. Patients are allowed to receive ACIs during the trial if they began taking this medication at least 60 days prior to the trial and continue a stable dose throughout the trial. We are conducting this Phase II clinical trial at 17 investigative study sites in the United States.

In May 2005, we completed enrollment of a total of 119 trial participants, approximately one third of whom have been randomized to each of three treatment groups:

•	a low dose leuprolide acetate group, in which participants will receive the same dose as the high dose group in ALADDIN I;

•	a high dose leuprolide acetate group, in which participants will receive a dose equal to 150% of the high dose administered in ALADDIN I; and

•	a placebo group.

Each participant will be administered two injections containing either drug or placebo every 12 weeks during the trial.

The primary efficacy endpoints in this trial are change from baseline at 48 weeks in ADAS-Cog scores and change from baseline at 48 weeks in ADCS-CGIC scores in trial participants who are also taking ACIs. Secondary efficacy endpoints include ADCS-ADL changes from baseline at week 48 in participants who are also taking ACIs.

In May 2005, we completed an interim analysis of data from this study based on the results of 33 patients who had completed 26 weeks of treatment as of April 8, 2005. The primary purpose of this interim analysis was to provide additional safety data to the FDA. The interim analysis was not designed to demonstrate statistical significance. Patients in the groups receiving leuprolide acetate had mean improvement on their ADAS-Cog scores of 0.51 points while patients in the placebo group had a mean decline of 2.44 points. On the other primary efficacy measure, ADCS-CGIC, there was a trend for patients in the groups receiving leuprolide acetate to score better than the placebo group, but no conclusions could be drawn due to the nature of this test and the small number of patients included in the analysis. Due to the small number of subjects, we did not perform an interim analysis of patients taking leuprolide acetate plus an ACI versus patients taking placebo plus an ACI. For patients included in the ALADDIN II interim analysis through the cutoff date for such analysis, the drug was well tolerated and no serious adverse events were reported. A total of 30 subjects reported at least one adverse event consistent with the known safety profile of leuprolide acetate. Therefore, no adverse event safety signals of concern were observed in this study. The results of this interim analysis do not mean that this clinical trial or subsequent clinical trials will be successful.

Phase I / ALADDIN 105

In July 2005, we completed a Phase I single center, randomized, double blind, placebo controlled, multiple-dose and formulation comparison study of Memryte. We enrolled 50 healthy volunteers in this study consisting of post-menopausal women aged 45 to 70 years and men between the ages of 50 and 70 years. The primary objective of this trial was to determine the safety and tolerability of Memryte implants at various dose combinations monitored over a period of 24 weeks. Secondary objectives were to study the pharmacokinetics of Memryte implants over a period of up to 48 weeks and to compare the pharmacokinetic profile of a single administration of a Memryte implant with the pharmacokinetic profile of a single administration of one-month leuprolide acetate by injection over a period of eight weeks.

The implants provided a predictable systemic release of leuprolide acetate over an eight-week dosing interval. Following the first 24 hours of dosing, steady concentrations of the drug were established, rising slowly to a peak that occurred at approximately four weeks and, thereafter, declining slowly to the end of the eight-week dosing period.

There were no serious adverse events reported in this trial. All safety events in this trial believed to be related to leuprolide acetate were consistent with those listed in the package insert for leuprolide acetate’s approved indications. Some patients experienced minor bruising or irritation as a result of the implant procedure that resolved within two weeks. Successful results in completed clinical trials do not mean that subsequent clinical trials will be successful or that such success will be repeated in larger patient populations.

Rehabilitation Study

Recently, we entered into a letter agreement with Gentiva Health Services, Inc. to develop a demonstration study of rehabilitation services for Alzheimer’s disease patients. Gentiva is a leading provider of rehabilitation services, including home-based services. The agreement contemplates that we will develop the study protocol and provide Memryte for use in the study and that Gentiva will provide the rehabilitation services required by patients in the study. The goal of the study is to determine if patients using Memryte can further benefit from rehabilitation services and recover skills which may have been lost due to their disease.

Other Research and Development Programs

In our research and development programs, we seek to build on our expertise in understanding changes in human reproductive hormone levels in response to the aging process. We begin our research and development programs by seeking to identify the effect that the LH and FSH hormones have on various processes within the body that may result in diseases associated with aging and development. We then design experiments to test our hypothesis in the laboratory. If we obtain favorable laboratory test results, our goal is to proceed to human clinical trials as rapidly as possible.

Our most advanced preclinical programs, for the treatment of hormone refractory prostate cancer and brain cancers, involve the same scientific approach as our Alzheimer’s disease program—the use of leuprolide acetate to modify the production of LH and FSH. We believe that our knowledge of the human reproductive hormone feedback loop and the experience that we have obtained from our Alzheimer’s disease program will enable us to accelerate these two development programs and conduct them cost-effectively. In particular, we anticipate that the safety data that we have obtained for our Memryte implant and leuprolide acetate will be applicable to our hormone refractory prostate cancer and brain cancer programs and thereby may shorten development timelines.

We expect to use the same compound with the same dosage level for our prostate cancer and brain cancer Phase II clinical trials as we are using for our pivotal Phase III clinical trials of Memryte. Since we have completed Phase I safety trials of Memryte, we believe that we will be able to commence our clinical programs for prostate cancer and brain cancer with Phase II clinical trials instead of Phase I safety trials.

Summary of Preclinical Drug Development Programs

Disease Indication	Status	Development Plan
Hormone refractory prostate cancer	Advanced preclinical testing (in vitro and in vivo)	Plan to file IND and initiate clinical trials in 2006

Brain cancers (pediatric and adult)	Advanced preclinical testing (in vitro and in vivo)	Plan to file IND and initiate clinical trials in 2006

Amyotrophic Lateral Sclerosis (Lou Gehrig’s disease)	Ongoing preclinical studies	Preclinical testing to continue in 2006

Disorders of premature births	Ongoing research	Plan to initiate preclinical testing in 2006

Hormone Refractory Prostate Cancer

Prostate cancer is the second most common cancer in men in the United States. The American Cancer Society estimates that over 232,000 new cases of prostate cancer will occur in the United States in 2005 and that over 30,000 men will die in the United States of prostate cancer in 2005. Leuprolide acetate is currently used as hormone therapy in the treatment of prostate cancer. However, nearly all prostate cancers treated with hormone therapy become resistant, or refractory, to this treatment over a period of months or years. There are currently no effective treatments for hormone refractory cancer.

As a prostate cancer therapy, leuprolide acetate is only dosed at the level needed to suppress testosterone, which is the growth factor for prostate cancer. However, based on our preclinical and clinical studies of leuprolide acetate in the treatment of Alzheimer’s disease, we believe that leuprolide acetate is only potentially effective as a therapy for Alzheimer’s disease at dosage levels above the levels necessary to suppress testosterone and estrogen production and that this principle may also apply to the use of leuprolide acetate to treat hormone resistant prostate cancer. We have conducted preclinical tests of high dose leuprolide acetate in cell culture and in mice that support this approach.

We plan to submit an IND to the FDA in 2006 covering high dose leuprolide acetate for the treatment of hormone refractory prostate cancer and to initiate Phase II clinical trials.

Brain Cancers

The American Cancer Society estimates that over 18,000 new cases of brain cancer will occur in the United States in 2005 and that over 12,000 people will die in the United States in 2005. Brain cancer is the second most prevalent childhood cancer in the United States. We have conducted preclinical tests in cell culture in which high dose leuprolide acetate inhibited the growth of both adult and pediatric brain cancer cells and in mice in which high dose leuprolide acetate inhibited the growth of brain cancer cell tumors.

We plan to submit an IND to the FDA covering high dose leuprolide acetate for pediatric brain cancers and to initiate Phase II clinical trials. While not a large market, we selected this indication as our initial cancer program because leuprolide acetate is already administered to this patient population as a treatment for the abnormal onset of puberty that frequently results from radiation therapy given to pediatric cancer patients and the cost of this trial is expected to be relatively small. We believe that a drug for pediatric cancer would be eligible for orphan drug designation. If a product which has an orphan drug designation subsequently receives the first FDA approval for the indication for which it has such designation, the product is entitled to orphan drug exclusivity, which means the FDA may not approve any other application to market the same drug for the same indication for a period of seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan exclusivity.

Amyotrophic Lateral Sclerosis

Amyotrophic Lateral Sclerosis, or ALS, is an incurable and fatal disease that selectively affects the nerves that control muscles. ALS, which is also called Lou Gehrig’s disease, occurs after puberty, and its incidence increases with age. According to the ALS CARE Database, there are as many as 30,000 people with the disease in the Unites States, 60% of whom are men. We believe that the disease occurs when normal muscle repair systems go awry. We are currently focused on a particular family of molecules that are known to cause many of the symptoms and abnormalities seen in ALS. Our program in this area is in the basic research stage.

Disorders of Premature Births

In 2002, according to the National Center for Health Statistics, there were approximately 480,000 preterm births in the United States, which represented approximately 12.1% of all live births. Premature babies have less time to fully develop and mature in the womb. As a result, they are often at increased risk of medical and developmental problems. While we believe that high levels of LH are detrimental to adult cells by stimulating cell division, we think that they are important for the normal development of the fetus. Because LH and hCG are produced by the placenta, the normally high fetal levels of LH/hCG are lost at birth. We believe that returning the blood levels of LH/hCG of premature infants to the range seen in the womb may enable these infants to develop more quickly and reduce their medical and developmental problems. We are currently performing animal studies to test this hypothesis.

Our Quintiles Agreement

In April 2005, we entered into a Master Services Agreement with Quintiles, Inc. under which Quintiles provides services to us relating to the conduct of our two pivotal Phase III clinical trials of Memryte for treatment of mild to moderate Alzheimer’s disease. Pursuant to this agreement, Quintiles performs clinical trials and services, and other research and development services, as requested by us. We are obligated to pay the fees, expenses and pass-through costs of Quintiles in accordance with work orders issued under the agreement. The term of the agreement is for five years unless terminated sooner by us without cause upon 60 days’ written notice or by either party upon 30 days’ written notice of any breach of the agreement which is not cured within the 30 day notice period.

Manufacturing

We do not own or operate manufacturing facilities for the production of clinical or commercial quantities of Memryte, leuprolide acetate or any of the compounds that we are testing in our preclinical programs. Our Vice President of Manufacturing and Technical Operations, who has over 25 years of pharmaceutical manufacturing experience, including in the area of complex protein manufacturing, oversees Durect’s manufacturing efforts relating to Memryte. We currently rely, and our strategy is to continue to rely, on third parties for the manufacture of our product candidates and any products for which we may obtain regulatory approval to commercially manufacture and market.

The leuprolide acetate that we are using in our ongoing Phase II clinical trials, and which is the active pharmaceutical ingredient in Memryte, is commercially available from a variety of manufacturers. We currently purchase leuprolide acetate to meet our needs on a purchase order basis and currently have no long term supply arrangements or contracts. We then supply the drug to Durect for use in manufacturing our Memryte implants. We are negotiating with various manufacturers with respect to commercial supply agreements for leuprolide acetate.

Memryte is supplied to us by Durect pursuant to an agreement that is described below. Memryte is manufactured by Durect using a melt extrusion process in which leuprolide acetate is mixed with a polymer. The mixture is then formed and cut into small rod-shaped implants that are approximately 1.5 millimeters in diameter and 3.0 centimeters in length.

Durect plans to use the same equipment to manufacture commercial supplies of Memryte for us as it is currently using to produce supplies for our clinical trials. Durect has advised us that it can increase its supply capacity by increasing the number of its production lines using production equipment that is similar to the equipment that it is using to produce Memryte for our clinical trials. We believe these production lines could easily be added by Durect at its existing facility. Durect is our sole source provider of Memryte. If Durect is unable for any reason to produce the supply of Memryte we require, we could experience delays in clinical trials, interruption of commercial supplies and additional costs.

Durect has established a quality control and quality assurance program, including a set of standard operating procedures, analytical methods, and specifications designed to ensure that our drug candidates are manufactured in accordance with cGMP and other applicable domestic and foreign regulations.

Our Durect Agreement

In July 2002, we entered into a Feasibility, Development and Commercialization Agreement with Southern Biosystems, Inc., a company which subsequently merged into its parent corporation, Durect. Under this agreement, Durect produces Memryte for us using Durect’s biodegradable polymeric implant technology to provide a sustained release formulation of leuprolide acetate to treat Alzheimer’s disease. Durect has the right to subcontract its responsibilities under the agreement, provided that Durect remains responsible for its obligations under the agreement.

We must pay all of Durect’s costs associated with development and regulatory approval activities and make payments to Durect upon the achievement of specified development and regulatory milestones for Memryte. We have already made milestone payments to Durect totaling $500,000 and are obligated to make additional payments, up to an aggregate maximum amount of $2,500,000, if specified additional milestones are met. We have agreed to purchase quantities of Memryte from Durect at transfer prices equal to specified percentages of Durect’s fully allocated costs to produce it. We are also obligated to pay royalties to Durect on commercial sales of Memryte based on percentages of annual worldwide net sales levels. These royalties are payable to Durect for the maximum time permitted by law in each country, which may be longer than the life of any patents that Durect licensed to us.

Under the agreement, Durect granted us an exclusive license under its intellectual property rights to use its polymeric implant technology to develop and commercialize Memryte on a worldwide basis for the treatment of Alzheimer’s disease. The Durect intellectual property licensed by us includes patent applications covering the Memryte formulation and the method of making Memryte. Our license from Durect of its technology does not extend to the use of Memryte for the treatment of any other indications. We are required under the agreement to diligently, and in accordance with the timelines for clinical development set by us, conduct all required clinical trials, obtain all necessary regulatory approvals and commercialize Memryte in the United States for Alzheimer’s disease. We and Durect have established a joint development team, consisting of two representatives from each company, to manage the development of Memryte. Ultimately, we have final decision making authority with respect to Memryte development matters.

Either party has the right to terminate the agreement due to the default in the performance of any material obligation of the other party, if the default has not been cured within a specified period after receipt of notice of the default. In addition, Durect may terminate our license on a country-by-country basis in foreign countries where we have not applied for regulatory approval to market Memryte for Alzheimer’s disease within a specified time period following regulatory approval in the United States. If our license from Durect is terminated in this manner, Durect would have a sublicensable right and license from us to develop and market Memryte in the countries in which it terminates our license, and to access and reference our clinical data and regulatory filings to conduct these activities. If Durect does so, it will owe us royalties on its net sales. We have the right to terminate the agreement at any time without cause upon a specified period of notice to Durect. We also have the right to terminate the agreement if it is judicially determined that Durect’s technology cannot be used in connection with the development and commercialization of Memryte without infringing on the intellectual property rights of others.

Durect has agreed that during the term of the agreement and, if we terminate the agreement due to a default by Durect or by exercising our right to terminate the agreement if Durect’s technology infringes on the intellectual property rights of others, for a specified period after termination, Durect will not develop or commercialize a controlled release pharmaceutical product that delivers leuprolide acetate in a ratio of dose per unit time that is substantially similar to such ratio for Memryte or grant any license or other rights to its intellectual property to any person for the development or commercialization of such a controlled release pharmaceutical product.

Durect has agreed to supply us with, and we have agreed to purchase from Durect, all of our clinical and commercial requirements of Memryte up to a fixed maximum amount. We are not entitled to manufacture or obtain supply of Memryte from another manufacturer except under specified circumstances, including if Durect has failed repeatedly to deliver our orders of Memryte or elected to discontinue supplying us with Memryte. After the second anniversary of the date of the first commercial sale or use of Memryte, Durect has the right to discontinue supplying us with Memryte after a specified notice period. If Durect fails to supply us with specified levels of our clinical and commercial requirements of Memryte or Durect elects to discontinue supplying us with Memryte and we do not terminate the agreement, we are licensed to and can seek an alternative manufacturer of Memryte, and Durect will be obligated to disclose to us or our designee all Durect technology necessary to enable us or our designee to manufacture Memryte. Durect has agreed to indemnify us for, among other things, failure to manufacture, hold and ship Memryte in accordance with regulatory approvals for Memryte, including cGMP.

Sales and Marketing

We plan to build a significant United States marketing and sales capability for our products that receive regulatory approval. We plan to recruit and train a sales force while we conduct Phase III clinical trials of Memryte, beginning with 10 to 15 management personnel in 2005. Our expectation is that these individuals will assist us in the near term with patient recruitment for our pivotal clinical trials of Memryte for the treatment of Alzheimer’s disease and then begin the process of planning the potential launch of this product. If the results of our pivotal Phase III clinical trials of Memryte are favorable, we anticipate recruiting a full field sales force of approximately 400 people. We expect to target neurologists and general practitioners in marketing and selling Memryte for mild to moderate Alzheimer’s disease as adjunctive therapy with ACIs.

We may seek to enter into outlicensing, copromotion and comarketing and distribution arrangements for our products on an opportunistic basis, particularly for markets outside the United States, in situations in which we do not believe that it is cost-effective to establish our own capabilities or in which collaborating with a third party with local market knowledge appears to be attractive. Although we have no current plans to do so, it is also possible that we will determine to market and sell our products directly in some international markets.

We expect to contract with third parties to warehouse and distribute our products and to provide administrative functions, such as accounts receivable management and other similar activities.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions.

Many of our competitors have significantly greater financial resources and experience in research and development, manufacturing, preclinical testing, clinical trials, regulatory approvals and marketing approved products than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects, are easier to administer or are less expensive than any products that we may develop. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

If approved, Memryte will compete against the five drugs currently approved for the treatment of Alzheimer’s disease as monotherapies. Four of the drugs are ACIs, including: Aricept, marketed by Pfizer, Inc. and Eisai Company, Ltd.; Exelon, marketed by Novartis AG; Reminyl, marketed by Shire Pharmaceuticals Group plc and Janssen Pharmaceutical Products, LP; and Cognex, marketed by First Horizon Pharmaceutical Corporation. The fifth drug, Namenda, marketed by Forest Pharmaceuticals, Inc., is an NMDA receptor antagonist. These products have well-known brand names, are distributed by large pharmaceutical companies and have achieved widespread acceptance among physicians and patients. With respect to ACIs, if Memryte is approved for the treatment of mild to moderate Alzheimer’s disease, it may not be viewed as a competitive product as we plan to conduct pivotal Phase III clinical trials of this product candidate and, if successful, to seek marketing approval for Memryte as adjunctive therapy with ACIs. In addition, Memryte could face competition from other leuprolide acetate products that are already on the market or may later be approved for other indications, if they are used or prescribed off label for Alzheimer’s disease.

In addition, there are many companies and academic and research institutions researching and developing potential treatments for Alzheimer’s disease. Some of these companies are large pharmaceutical companies, while others are smaller companies that may also prove to be significant competitors, particularly through collaborative arrangements with large pharmaceutical and biotechnology companies. Companies with compounds to treat Alzheimer’s disease in human clinical trials include Neurochem Inc., Axonyx Inc., Prana Biotechnology Limited, Myriad Genetics and Memory Pharmaceuticals Corp. To our knowledge, none of these companies or any other company is working on a potential Alzheimer’s disease treatment that has a mechanism of action that is the same as that of Memryte.

Because leuprolide acetate has been on the market for two decades and in light of our clinical trial results to date, we believe that it is likely that Memryte will have an acceptable safety profile. Memryte’s efficacy relative to competitive therapies will depend upon the results of our ongoing clinical trials and, if approved, experience with the product in the commercial marketplace. Memryte’s route of administration by implantation, however, will be less attractive than that of a pill that can be taken orally, although, in a patient population with impaired cognitive function, this drawback may be offset by the compliance advantages of Memryte’s two-month delivery system.

Patents and Proprietary Rights

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing United States and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

Our patent portfolio includes one issued United States patent and 27 patent applications in the United States, foreign countries and regions and under the Patent Cooperation Treaty. Use of Memryte in therapeutically effective amounts to treat Alzheimer’s disease is covered by our United States patent, which claims, among other things, the use of leuprolide acetate in therapeutically effective amounts to treat Alzheimer’s disease through a reduction or elimination of blood serum levels of FSH and LH. This United States patent expires in 2018. Depending on the timing, duration and specifics of FDA approval of the use of Memryte for the treatment of Alzheimer’s disease, this patent may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Act. A foreign counterpart application to this patent is pending only in Canada. We are aware of one issued third party U.S. patent, filed after our issued U.S. patent was filed, which may nonetheless be prior art to our patent and which might form the basis of an interference proceeding or invalidity challenge. See “Risk Factors—If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business.”

Our portfolio also includes patent applications directed to the treatment of Alzheimer’s disease with a combination of leuprolide acetate and ACIs, to the treatment of various diseases and disorders associated with senescence, including Parkinson’s disease and prostate cancer, and to the treatment of brain cancers. Counterpart filings to these patent applications have been made in a number of other jurisdictions, including Europe and Japan. As described above, we also hold an exclusive license from Durect for their sustained release technology for Memryte for the treatment of Alzheimer’s disease. Leuprolide acetate, the active pharmaceutical ingredient in Memryte, is off-patent, therefore we expect to rely on method of use and formulation patents to protect our market position.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we may license will result in the issuance of any patents. Our issued patent and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We may rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors, as well as physical security of our premises and our information technology systems. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Regulatory and Legal Matters

Government authorities in the United States, at the federal, state and local level, and other countries extensively regulate, among other things, the research, development, testing, manufacture, labeling, promotion, advertising, distribution, marketing and export and import of pharmaceutical products such as those we are developing. The process of obtaining regulatory approvals and the subsequent substantial compliance with appropriate federal, state, local and foreign statutes and regulations require the expenditure of substantial time and financial resources.

U.S. Government Regulation

In the United States, the information that must be submitted to the FDA in order to obtain approval to market a new drug varies depending on whether the drug is a new product whose safety and effectiveness has not previously been demonstrated in humans or a drug whose active ingredient(s) and certain other properties are the same as those of a previously approved drug. A new drug will follow the New Drug Application, or NDA, route.

NDA Approval Processes

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, and implementing regulations. Failures to comply with the applicable regulatory requirements at any time may result in administrative or judicial sanctions. These sanctions could include the FDA’s imposition of a clinical hold on trials, refusal to approve pending applications, license suspension or revocation, withdrawal of an approval, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties or criminal prosecution. Any agency or judicial enforcement action could have a material adverse effect on us.

The steps required before a drug may be marketed in the United States include, but are not limited to, the following:

•	completion of preclinical laboratory tests, animal studies, formulation and stability studies in compliance with applicable FDA regulations;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin and must include independent Institutional Review Board, or IRB, approval at each clinical site before the trial is initiated;

•	performance of adequate and well controlled clinical trials to establish the safety and efficacy of the product for each indication;

•	submission to the FDA of an NDA;

•	satisfactory completion of an FDA Advisory Committee review, if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP to assure that the facilities, methods and controls are adequate to preserve the drug’s identity, strength, quality and purity; and

•	FDA review and approval of the NDA.

Preclinical tests include laboratory evaluations of product chemistry, toxicity, and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time, the FDA raises concerns or questions about issues such as the conduct of the trials as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. In other words, submission of an IND may not result in the FDA allowing clinical trials to commence.

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators. Clinical trials are conducted under protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND, and an IRB at each site where the study is conducted must approve the protocol and any amendments.

Clinical trials typically are conducted in three sequential phases, but the phases may overlap or be combined. Phase 1 trials usually involve the initial introduction of the investigational drug into humans to evaluate the product’s safety, dosage tolerance, and pharmacodynamics and, if possible, to gain an early indication of its effectiveness.

Phase 2 trials usually involve controlled trials in a limited patient population to:

•	evaluate dosage tolerance and appropriate dosage;

•	identify possible adverse effects and safety risks; and

•	evaluate the preliminary efficacy of the drug for specific indications.

Phase 2 trials are sometimes denoted as Phase 2a or Phase 2b trials. Phase 2a trials typically represent the first human clinical trial of a drug candidate in a smaller patient population and are designed to provide earlier information on drug safety and efficacy. Phase 2b trials typically involve larger numbers of patients and involve comparison with placebo, standard treatments or other active comparators.

Phase 3 trials usually further evaluate clinical efficacy and test further for safety in an expanded patient population. Phase 1, Phase 2, and Phase 3 testing may not be completed successfully within any specified period, if at all. Furthermore, the FDA or we may suspend or terminate clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

Assuming successful completion of the required clinical testing, the results of the preclinical studies and of the clinical trials, together with other detailed information, including information on the chemistry, manufacture, and control criteria of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product for one or more indications. The FDA reviews an NDA to determine, among other things, whether a product is safe and effective for its intended use and whether its manufacturing is cGMP-compliant to assure and preserve the product’s identity, strength, quality and purity.

Before approving an NDA, the FDA will inspect the facility or the facilities at which the product is manufactured. The FDA will not approve the product unless cGMP compliance is satisfactory. If the FDA determines the application, manufacturing process, or manufacturing facilities are not acceptable, it will outline the deficiencies in the submission and often will request additional testing or information.

Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

The testing and approval process requires substantial time, effort, and financial resources, and each may take several years to complete. The FDA may not grant approval on a timely basis, or at all.

We may encounter difficulties or unanticipated costs in our efforts to secure necessary governmental approvals, which could delay or preclude us from marketing our products. The FDA may limit the indications for use or place other conditions on any approvals that could restrict the commercial application of the products. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further FDA review and approval.

Post-Approval Requirements

After regulatory approval of a product is obtained, we are required to comply with a number of post-approval requirements. For example, as a condition of approval of an NDA, the FDA may require post marketing testing and surveillance to monitor the product’s safety or efficacy. In addition, holders of an approved NDA are required to report certain adverse reactions and production problems to the FDA to provide updated safety and efficacy information and to comply with requirements concerning advertising and promotional labeling for their products. Also, quality control and manufacturing procedures must continue to conform to cGMP after approval. The FDA periodically inspects manufacturing facilities to assess compliance with cGMP, which imposes certain procedural, substantive, and recordkeeping requirements. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance.

We use, and will continue to use in at least the near-term, Durect and other third-party manufacturers to produce our products in clinical and commercial quantities. Future FDA inspections may identify compliance issues at our facilities or at the facilities of our contract manufacturers that may disrupt production or distribution or require substantial resources to correct. In addition, discovery of problems with a product or the failure to comply with applicable requirements may result in restrictions on a product, manufacturer or holder of an approved NDA, including withdrawal or recall of the product from the market or other voluntary FDA initiated or judicial action that could delay or prohibit future marketing. Also, new government requirements may be established that could delay or prevent regulatory approval of our products under development.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products. Whether or not we obtain FDA approval for a product, we must obtain approval of a product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing, and reimbursement vary greatly from country to country.

Under European Union regulatory systems, we may submit marketing authorizations either under a decentralized procedure or, if our product is eligible, under a centralized procedure. The centralized procedure provides for the grant of a single marketing authorization that is valid for all European Union member states. The decentralized procedure provides for mutual recognition of national approval decisions. Under this procedure, the holder of a national marketing authorization may submit an application to the remaining member states. Within 90 days of receiving the applications and assessment report, each member state must decide whether to recognize approval.

Reimbursement

In both domestic and foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third party payors to those who use our products. Third party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the coverage status and reimbursement amount of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Depending on the results of such studies, our product candidates may not be considered cost-effective. Adequate third party reimbursement may not be available to health care providers to cover the costs of using any products we may develop, which may not allow us to maintain price levels sufficient to realize an appropriate return on our investment in product development.

Subject to obtaining required marketing approvals, we plan to market Memryte to physicians for use in the treatment of mild to moderate Alzheimer’s disease as adjunctive therapy with ACIs. We expect that in the United States a majority of the patients who are treated with Memryte for this indication will be Medicare beneficiaries. Medicare is a federal program administered by the Centers for Medicare and Medicaid Services, or CMS, formerly known as HCFA, through fiscal intermediaries and carriers. Available to individuals age 65 or over, and specified other classes of individuals, the Medicare program provides, among other things, health care benefits that cover, within prescribed limits, the major costs of most medically necessary care for such individuals, subject to various deductibles and co-payments.

If Memryte receives marketing approval, CMS will be responsible for determining coverage and reimbursement for the cost of Memryte when administered to Medicare beneficiaries and of physician services for administering the drug. In general, Medicare makes separate payment to physicians for drugs, such as Memryte, that meet statutory coverage requirements, are not usually self-administered and are furnished by physicians in the office setting. Beginning in 2005, pursuant to the Medicare Prescription Drug, Improvement and Modernization Act of 2003, which we refer to as the MMA, Medicare changed the method by which it reimburses physicians for such drugs. Under the new 2005 methodology, we believe that Memryte would be classified as a single-source drug, for which there is no equivalent under the MMA. As a result, CMS would likely reimburse the physician at the lesser of 106% of the average sales price or 106% of the wholesale acquisition cost. CMS, however, could also use alternative methods that are part of the 2005 methodology to pay even less. In any event, the 2005 methodology is likely to lead to lower prices than were available under methodologies based on the average wholesale price previously used by CMS. For drugs which are in a group classified by CMS as multisource, because they have therapeutic and pharmaceutic equivalence and bioequivalence, the program will reimburse at 106% of the average sales price for the group of drugs as a whole, or, under some circumstances, use alternative methods that would provide for lower reimbursement.

In addition, starting in January 2006, physicians will have the option of being reimbursed directly by Medicare or participating in the Competitive Acquisition Program, or CAP, under which physicians obtain drugs from third party vendors who negotiate prices with drug companies and bill Medicare for the drug. If substantial numbers of physicians participate in CAP, it will put pressure on us when negotiating with the CAP vendor, which will likely decrease the price we would obtain for Memryte, if it is approved for marketing. CMS will also establish a reimbursement rate for physicians who administer Memryte. That rate will depend upon CMS’s calculation of the professional skill and practice expense used by the physician to administer the drug.

The marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third party payors fail to provide adequate coverage and reimbursement. In addition, an increasing emphasis on managed care in the United States has increased and will continue to increase the pressure on pharmaceutical pricing.

A development that may affect the pricing of drugs involves proposed Congressional action regarding drug reimportation into the United States. Proposed legislation would allow the reimportation of approved drugs originally manufactured in the United States back into the United States from other countries where the drugs are sold at a lower price. If legislation or regulations were passed allowing the reimportation of drugs, they could reduce the price we receive for any products that we may develop, negatively affecting our revenues and prospects for profitability. Even without legislation authorizing reimportation, patients have been purchasing prescription drugs from Canadian and other non-United States sources, which has reduced the price received by pharmaceutical companies for their products.

Other Regulatory Matters

From time to time, legislation is drafted, introduced and passed in Congress that could significantly change the statutory provisions governing the approval, manufacturing, and marketing of products regulated by the FDA. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, or what the impact of such changes, if any, may be.

Employees

We believe that our success will depend greatly on our ability to identify, attract, and retain capable employees. As of June 30, 2005, we had 29 full time employees. Our employees are not represented by any collective bargaining unit, and we believe our relations with our employees are good.

Properties

Our operations are based in Raleigh, North Carolina. We lease an aggregate of 34,400 square feet of office and laboratory space in three locations in Raleigh. The leases for these three properties expire between 2006 and 2011. We believe our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future on commercially reasonable terms as needed.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Our executive officers, directors and director nominees and their ages and positions as of August 15, 2005, are set forth below:

Name	Age	Position(s)
Executive Officers and Directors
Patrick S. Smith	53	Co-founder, President, Chief Executive Officer and Director
Richard L. Bowen, M.D.	47	Co-founder, Chairman of the Board, Chief Scientific Officer and Director
David J. Corcoran.	57	Co-founder, Executive Vice President, Chief Financial Officer and Director
Sheldon Goldberg.	58	Senior Vice President of Corporate Development
Michael J. Giannini.	47	Vice President of Business Operations
Timothy J. Creech.	44	Vice President of Finance and Chief Accounting Officer
Steven J. Fiander.	52	Vice President of Sales and Marketing
Maynard E. Lichty.	56	Vice President of Manufacturing and Technical Operations
Laurence C. Tusick.	49	Vice President of Sales and Marketing
Barbra J. LaPlante	49	Vice President of Clinical Operations

Director Nominees
James D. Artman (1)(2)(3)	60	Director
William E. McConville (1)(2)(3)(4)	59	Director
Tommy G. Thompson (1)(2)(4)	63	Director
Michael Reagan (1)(3)(4)	60	Director

(1)	Has agreed to serve on our Board of Directors upon consummation of this offering.

(2)	Has agreed to serve as a member of our Audit Committee upon consummation of this offering.

(3)	Has agreed to serve as a member of our Compensation Committee upon consummation of this offering.

(4)	Has agreed to serve as a member of our Nominating and Corporate Governance Committee upon consummation of this offering.

Patrick S. Smith is a co-founder of our company and has served as our President, Chief Executive Officer and a director since our inception in February 2001. From December 1992 to February 2001, Mr. Smith was involved with various charitable and philanthropic causes, which principally involved developing not-for-profit private schools. In 1981 Mr. Smith founded Critical Care America, an alternative-site healthcare company, and served as Chairman and Chief Executive Officer until November 1992. Mr. Smith has served as a member of the boards of directors of various privately-held corporations including Integrated Care Systems, Cardio-Care America, Women’s Care America, Pediatricare America, Infusion Centers America and Naples Community Hospital System, Inc. Mr. Smith is a graduate of John Carroll University and holds an Honorary Doctorate from New York Medical College.

Richard L. Bowen, M.D. is a co-founder of our company and has served as our Chairman, Chief Scientific Officer and a director since our inception in February 2001. Prior to co-founding our company, Dr. Bowen was a practicing physician from January 1999 to November 2001 at the Diabetes

Center in Naples, Florida. Dr. Bowen has served as a member of the boards of directors of the Department of Medicine at North Collier Hospital, Bentley Village Life Care and Skilled Nursing Facility and the American Obesity Research Foundation. Dr. Bowen is a graduate of the University of South Carolina and the Medical University of South Carolina and completed a three-year residency in Family Medicine at Spartanburg Regional Medical Center.

David J. Corcoran is a co-founder of our company and has served as our Chief Financial Officer and a director since our inception in February 2001. From September 1999 to February 2001, Mr. Corcoran was a self-employed consultant working with Mr. Smith in certain of his charitable activities which principally involved developing not-for-profit private schools. In June 1996, Mr. Corcoran co-founded MedNet Affiliates, a provider of office-based orthopedic services and served as Vice President and a director until August 1999. He also previously served as general counsel to Critical Care America from its founding in 1981 through 1992. Mr. Corcoran is a graduate of Bowdoin College and of Northwestern University School of Law.

Sheldon Goldberg has been our Senior Vice President of Corporate Development since April 2005. From October 2002 to March 2005, Mr. Goldberg served as President and Chief Executive Officer of the Alzheimer’s Association, a patient advocacy group for Alzheimer’s disease. From September 1999 to May 2005, Mr. Goldberg served as Chairman of the Board of AARP Services Inc. a subsidiary of AARP which markets products and services to AARP members. From October 1995 to October 2002, Mr. Goldberg served as President and Chief Executive Officer of the Jewish Home and Hospital Lifecare Systems in New York, a long-term care health provider. Mr. Goldberg is a graduate of the University of the Wisconsin.

Michael J. Giannini has been our Vice President of Business Operations since January 2002. From April 1999 to December 2001, Mr. Giannini served as Vice President, Human Resources at Quintiles Inc., a contract research organization. Mr. Giannini is a graduate of Purdue University.

Timothy J. Creech, CPA has been our Vice President of Finance and Chief Accounting Officer since October 2004. From November 2002 to October 2004, Mr. Creech served as Vice President of Finance at Trimeris, Inc., a biopharmaceutical company specializing in the treatment of viral disease, and from July 1997 to November 2002, served as its Director of Finance. Mr. Creech is a graduate of University of North Carolina at Chapel Hill and received his M.B.A. from the Fuqua School of Business at Duke University.

Steven J. Fiander has been our Vice President of Sales and Marketing since February 2005 and a Regional Vice President since May 2001. From April 1995 to December 2004, Mr. Fiander served as President and Chief Executive Officer of S&N Enterprises Inc., a home infusion therapy corporation. Mr. Fiander is a graduate of Northeastern University.

Maynard E. Lichty has been our Vice President of Manufacturing and Technical Operations since January 2005. From April 1997 to January 2005, Mr. Lichty served as Senior Director of Manufacturing and Technical Operations at Trimeris, Inc. Mr. Lichty is a graduate of Dickinson College and received his M.S. in Chemistry from Villanova University.

Laurence C. Tusick has been our Vice President of Sales and Marketing since February 2005 and a Regional Vice President since May 2001. From October 2000 to May 2001, Mr. Tusick served as a Regional Manager of Reliant Pharmaceuticals, a developer and manufacturer of cardiovascular pharmaceutical products. From February 1999 to October 2000, Mr. Tusick served as a Regional Sales Manager of Gentiva Health Care, a provider of home health care services. From December 1997 to January 1999, Mr. Tusick served as Regional Vice President of Sales and then as Vice President of Sales, of Universal Standard Healthcare, a for-profit hospital operator. From January 1996 to July

1997, Mr. Tusick served as the Regional General Manager of Coram Health Care, a national provider of home infusion services. From July 1994 to January 1996, Mr. Tusick served as Vice President of Sales and Marketing of Health Care Solutions, a provider of home health care services. Mr. Tusick is a graduate of the University of Alabama.

Barbra J. LaPlante has been our Vice President of Clinical Operations since September 2005, after serving as Senior Director of Clinical Operations since September 2002. From March 2001 to August 2002, Ms. LaPlante was Director of Clinical Operations at StatProbe, Inc., a clinical research organization. From June 1988 to February 2001, Ms. LaPlante worked in various positions for Quintiles, Inc., a clinical research organization, most recently serving as Senior Director of Clinical Operations from April 1999 to February 2001. Ms. LaPlante is a graduate of San Diego State University and received her M.S. in Clinical Psychology from the California School of Professional Psychology.

James D. Artman has agreed to serve as a director upon consummation of this offering. From July 1982 until his retirement in September 2003, Mr. Artman was a partner at KPMG LLP, a registered public accounting firm. Mr. Artman is a graduate of Pennsylvania State University and received his M.B.A. from the University of Miami.

Father William E. McConville has agreed to serve as a director upon consummation of this offering. Since September 2001, Father McConville has been associate pastor for St. Francis of Assisi. From July 1989 to June 2001, he was a professor of religious studies at Sienna College. Father McConville has served as a member of the boards of directors and board of trustees of various educational and charitable institutions. Father McConville is a graduate of Catholic University of America and received his M.A. in Theology from Washington Theological Union and his Ph.D. in Systematic Theology from Vanderbilt University. Father McConville is a member of the Order of Friars Minor.

Tommy G. Thompson has agreed to serve as a director upon consummation of this offering. Since February 2005, Secretary Thompson has been a partner in Akin Gump Strauss Hauer & Feld LLP, a law firm. From February 2001 to January 2005, Secretary Thompson served as Secretary of the Department of Health and Human Services under President George W. Bush. From 1987 to February 2001, Secretary Thompson served as Governor of the State of Wisconsin. Secretary Thompson has received numerous public service awards, including The Anti-Defamation League’s Distinguished Public Service Award, Governing Magazine’s Public Official of the Year Award, and the Horatio Alger Award. The Secretary has served as chairman of the National Governors’ Association, the Education Commission of the States and the Midwestern Governors’ Conference. Secretary Thompson is a graduate of, and received his law degree from, The University of Wiconsin-Madison.

Michael Reagan has agreed to serve as a director upon consummation of this offering. Since 1992, Mr. Reagan has hosted a nationally syndicated talk radio program, The Michael Reagan Show, which now airs on more than 200 stations in the United States. Mr. Reagan has authored many successful books and serves on the board of The John Douglas French Alzheimer’s Foundation.

Director Composition

Our board of directors currently consists of three members. We expect that four independent directors will join our board of directors upon consummation of this offering and that our board of directors will then consist of seven members. Upon consummation of this offering each of these independent directors will serve on one or more of our audit committee, compensation committee and nominating and corporate governance committees. In accordance with the terms of our certificate of incorporation and by-laws, which will become effective upon the completion of this offering, the board of directors will be divided into three classes, class I, class II and class III, with each class serving staggered three-year terms. Upon completion of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Patrick S. Smith, Richard L. Bowen and David J. Corcoran, and their term will expire at the annual meeting of stockholders to be held in 2006;

•	the class II directors will be James D. Artman and William E. McConville, and their term will expire at the annual meeting of stockholders to be held in 2007; and

•	the class III directors will be Michael Reagan and Tommy G. Thompson and their term will expire at the annual meeting of stockholders to be held in 2008.

Our certificate of incorporation that will become effective upon the completion of this offering provides that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management.

Our certificate of incorporation and our by-laws that will be in effect upon completion of this offering provide that our directors may be removed only for cause by the affirmative vote of the holders of 75% or more of our voting stock. Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

Our four director nominees—James D. Artman, Father William E. McConville, Tommy G. Thompson and Michael Reagan—will be independent directors, as defined by the applicable rules of The Nasdaq National Market. We refer to these directors as our “independent director nominees.”

There are no family relationships among any of our directors, independent director nominees or executive officers.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition of each committee will be effective upon consummation of this offering.

Audit Committee

Messrs. Artman, McConville and Thompson will become members of our audit committee upon the consummation of this offering. Mr. Artman will chair the committee. Our audit committee will assist our board of directors in its oversight of the integrity of our financial statements, our independent registered public accounting firm’s qualifications and independence and the performance of our independent registered public accounting firm.

Upon consummation of this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of certain reports from our independent registered public accounting firm;

•	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	discussing our risk management policies;

•	establishing policies and procedures the registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our registered public accounting firm and management; and

•	preparing the audit committee report required by Securities and Exchange Commission rules.

All audit services to be provided to us and all non-audit services, other than de minimus non-audit services, to be provided to us by our independent registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

Messrs. Artman, McConville and Reagan will become members of our compensation committee upon the consummation of this offering. Mr. Reagan will chair the committee. Our compensation committee will assist our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers.

Upon the consummation of this offering, our compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to the board of directors with respect to, the compensation of our chief executive officer and our other executive officers;

•	administering our equity incentive plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation; and

•	preparing the compensation committee report required by Securities and Exchange Commission rules.

Nominating and Corporate Governance Committee

Messrs. McConville, Reagan and Thompson will become members of our nominating and corporate governance committee upon the consummation of this offering. Mr. Thompson will chair the committee.

Upon consummation of this offering, our nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board of directors the persons to be nominated for election as directors and to each of the board of director’s committees;

•	reviewing and making recommendations to our board of directors with respect to management succession planning;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing a periodic evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, or of any entity that has one or more of its executive officers serving as a member of our board of directors or our compensation committee. None of the members of our compensation committee has ever been our employee.

Director Compensation

In October 2005, our board of directors approved a compensation program pursuant to which we will pay each of our non-employee directors an annual retainer of $75,000 for service as a director. Each non-employee director will also receive an annual fee of $5,000 for each committee of the board of directors on which such director serves. The chair of our audit committee will receive an additional annual retainer of $15,000 and our other committee chairs will receive an additional annual retainer of $10,000. We will reimburse each non-employee member of our board of directors for out-of-pocket expenses incurred in connection with attending our board and committee meetings.

In October 2005, our board of directors approved a program under our 2005 Stock Incentive Plan pursuant to which each non-employee director will receive an option to purchase 25,000 shares of our common stock upon his or her appointment to our board of directors. These options shall vest to the extent of one-third of the shares on each of the first, second and third anniversaries of the grant date, subject to the non-employee director’s continued service as a director.

In connection with the appointment to our board of directors which shall become effective upon consummation of this offering, in June 2005 we granted an option to purchase 25,000 shares of our common stock to each of our non-employee director nominees with an exercise price of $10.00 per share. These options will vest to the extent of one-third of the shares on each of the first, second and third anniversaries of the consummation of this offering, subject to each individual’s continued service as a director. In the event an independent director nominee is unable or unwilling to serve on our board of directors or if this offering is not consummated, each of these options will be cancelled.

Each non-employee director will also receive an annual grant of an option to purchase 10,000 shares of our common stock at each year’s annual meeting after which he or she will continue to serve as a director, provided each such non-employee director has served on our board of directors for at least six months. These options will vest on the first anniversary of the grant date, subject to the non-employee director’s continued service as a director. Each non-employee director stock option will be exercisable at such times as our board of directors may specify in the applicable option agreement; provided, however, that no option will be granted to a non-employee director for a term in excess of 10 years. The exercise price of all of these options will equal the fair market value of our common stock on the date of grant.

Executive Compensation

The following summary compensation table sets forth the total compensation paid or accrued for the fiscal year ended December 31, 2004 to our chief executive officer and each of our most highly compensated other executive officers who were serving as executive officers on December 31, 2004 and whose total annual compensation exceeded $100,000 for the year ended December 31, 2004. We refer to these officers as our “named executive officers”.

Summary Compensation Table

	Annual Compensation
Name and Principal Position(s)	Salary	Bonus	All Other Compensation
Patrick S. Smith. President and Chief Executive Officer	$358,749	—	$485,326	(1)

Richard L. Bowen, M.D. Chief Scientific Officer	307,500	—	93,059	(2)

David J. Corcoran Executive Vice President and Chief Financial Officer	280,000	—	9,000	(3)

Michael J. Giannini Vice President, Business Operations	231,250	—	7,200	(3)

(1)	Represents car allowance reimbursement in the amount of $12,000 and relocation expenses in the amount of $473,326.

(2)	Represents car allowance reimbursement in the amount of $10,800 and relocation expenses in the amount of $82,259.

(3)	Represents car allowance reimbursement.

Option Grants in Last Fiscal Year

There were no option grants made to any of our named executive officers during the year ended December 31, 2004.

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table provides information about the number and value of options held by our named executive officers at December 31, 2004. There was no public trading market for our common stock as of December 31, 2004. Accordingly, as permitted by the rules of the Securities and Exchange Commission, we have calculated the value of unexercised in-the-money options at fiscal year-end assuming that the fair market value of our common stock as of December 31, 2004 was equal to the initial public offering price of $17.00 per share, less the aggregate exercise price. There were no options exercised by our named executive officers during the year ended December 31, 2004.

	Number of Securities Underlying Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Patrick S. Smith	112,000	208,000	1,792,000	3,288,000

Richard L. Bowen, M.D.	26,000	74,000	404,000	1,131,000

David J. Corcoran	84,000	156,000	1,344,000	2,466,000

Michael J. Giannini	63,000	117,000	1,008,000	1,849,500

Employment Arrangements

Sheldon Goldberg. Pursuant to an employment agreement effective March 15, 2005 for a term of five years, we agreed to employ Mr. Goldberg as our Senior Vice President of Corporate Development. Under this agreement, Mr. Goldberg is entitled to an annual base salary of $300,000. Mr. Goldberg is also eligible for an annual bonus of up to 50% of his salary as determined by our board of directors based on individual and corporate objectives. In addition, we granted Mr. Goldberg an option to purchase 50,000 shares of our common stock at a price of $8.00 per share, pursuant to our 2001 Stock Option Plan/Stock Issuance Plan, of which 10,000 shares vested immediately and the balance of which vest at a rate of 8,000 options per year, subject to his continued employment with us.

In addition, he is eligible to participate in insurance programs, equity-based plans and other benefits as may be awarded in the discretion of our board of directors or compensation committee. In the event Mr. Goldberg is terminated for any reason, he is entitled to his unpaid salary and unreimbursed business expenses through the date of such termination.

Michael J. Giannini. Pursuant to a letter agreement dated January 22, 2002, we agreed to employ Mr. Giannini as Vice President of Business Operations on an at-will basis, effective January 28, 2002. Mr. Giannini’s initial annual base salary was $100,000 with annual performance-based bonus eligibility. Effective October 1, 2004, Mr. Giannini’s salary was increased to $250,000. Under the agreement, Mr. Giannini was granted an option to purchase 45,000 shares of our common stock at a price of $2.50 per share, pursuant to our 2001 Stock Option/Stock Issuance Plan, of which 20% vest in 9,000 share increments annually on each anniversary date of his employment. On January 20, 2004, our board of directors granted a bonus to Mr. Giannini in the amount of $325,000, payable on January 20, 2009 contingent upon Mr. Giannini’s continued employment with us through such date.

Stock Option and Other Compensation Plans

2001 Stock Option/Stock Issuance Plan

Our 2001 Stock Option/Stock Issuance Plan was adopted by our board of directors and approved by our stockholders in May 2001. The plan provides for the grant of incentive stock options, nonqualified stock options, common stock awards and direct purchases of common stock. A maximum of 1,500,000 shares of common stock are authorized for issuance under our 2001 Stock Option/Stock Issuance Plan. Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2001 Stock Option/Stock Issuance Plan; however, incentive stock options may only be granted to our employees.

Our 2001 Stock Option/Stock Issuance Plan is administered by our board of directors. Pursuant to the terms of the 2001 Stock Option/Stock Issuance Plan and to the extent permitted by law, our board of directors may delegate authority under the 2001 Stock Option/Stock Issuance Plan to a committee of the board of directors. Our board of directors or any committee to whom the board of directors delegates authority selects the recipients of awards and determines:

•	the rules and regulations for the proper administration of the 2001 Stock Option/Stock Issuance Plan; and

•	the terms and conditions of such awards, authorizations or grants.

The maximum term of all options must not exceed ten years. If, however, incentive stock options are granted to an employee who owns stock possessing more than 10% of the voting power of all classes of our stock or the stock of any parent or subsidiary of us, the maximum term of these incentive stock options must not exceed five years.

Incentive stock options may not be assigned or transferred in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Non-qualified stock options shall be transferable by will or by the laws of descent or distribution and to the extent provided in the applicable option agreement.

If a merger or similar reorganization event occurs or if we are liquidated, all outstanding options under the 2001 Stock Option/Stock Issuance Plan shall become exercisable in full as of the closing date of such transaction. In the event of a merger where holders of our common stock receive a cash payment for each share surrendered in the merger, then each outstanding option shall be immediately vested upon the closing of such merger and shall be exchanged for a payment equal in amount to the excess, if any, of the cash payment per share over the option exercise price per share.

As of August 15, 2005, there were 1,374,000 options to purchase shares of our common stock outstanding under our 2001 Stock Option/Stock Issuance Plan, no shares of our common stock that had been issued as a result of previously exercised options and 7,500 options to purchase shares of our common stock that have been forfeited. After the effective date of the 2005 Stock Incentive Plan described below, we will grant no future options or other awards under the 2001 Stock Option/Stock Issuance Plan.

2005 Stock Option Plan

Our 2005 Stock Option Plan was adopted by our board of directors and approved by our stockholders in January 2005. The plan provides for the grant of incentive stock options, nonqualified stock options, common stock awards and direct purchases of common stock. A maximum of 3,500,000 shares of common stock are authorized for issuance under our 2005 Stock Option Plan. Our employees, officers, directors, consultants and advisors are eligible to receive awards under our 2005 Stock Option Plan; however, incentive stock options may only be granted to our employees.

Our 2005 Stock Option Plan is administered by our board of directors. Pursuant to the terms of the 2005 Stock Option Plan and to the extent permitted by law, our board of directors may delegate authority under the 2005 Stock Option Plan to a committee of the board of directors. Our board of directors or any committee to whom the board of directors delegates authority selects the recipients of awards and determines:

•	the rules and regulations for the proper administration of the 2005 Stock Option Plan; and

•	the terms and conditions of such awards, authorizations or grants.

The maximum term of all options must not exceed ten years. If, however, incentive stock options are granted to an employee who owns stock possessing more than 10% of the voting power of all classes of our stock or the stock of any parent or subsidiary of us, the maximum term of these incentive stock options must not exceed five years.

Incentive stock options may not be assigned or transferred in any manner other than by will or by the laws of descent or distribution and may be exercised during the lifetime of the participant only by the participant. Non-qualified stock options shall be transferable by will or by the laws of descent or distribution and to the extent provided in the applicable option agreement.

If a merger or similar reorganization event occurs or if we are liquidated, all outstanding options under the 2005 Stock Option Plan shall become exercisable in full as of the closing date of such transaction. In the event of a merger where holders of our common stock receive a cash payment for each share surrendered in the merger, then each outstanding option shall be immediately vested upon the closing of such merger and shall be exchanged for a payment equal in amount to the excess, if any, of the cash payment per share over the option exercise price per share.

As of August 15, 2005, there were 538,084 options to purchase shares of our common stock outstanding under our 2005 Stock Option Plan, no shares of our common stock that had been issued as a result of previously exercised options and no options to purchase shares of our common stock that have been forfeited. After the effective date of the 2005 Stock Incentive Plan described below, we will grant no future options or other awards under the 2005 Stock Option Plan.

2005 Stock Incentive Plan

Our 2005 Stock Incentive Plan was adopted by our board of directors on October 11, 2005 and approved by our stockholders on                         , 2005. The 2005 Stock Incentive Plan will become effective on the date that the registration statement of which this prospectus forms a part is declared effective. The 2005 Stock Incentive Plan provides for the grant of incentive stock options, non-statutory stock options, restricted stock awards, stock appreciation awards and other stock-based awards. Upon effectiveness, 4,000,000 shares of common stock will be reserved for issuance under the 2005 Stock Incentive Plan.

In addition, the 2005 Stock Incentive Plan contains an “evergreen provision” which allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the period beginning in fiscal year 2006 and ending on the second day of fiscal year 2014. The annual increase in the number of shares shall be equal to the lowest of:

•	2,000,000 shares;

•	5% of our outstanding shares on the first day of the fiscal year; and

•	an amount determined by our board of directors.

Under this provision, no annual increase shall be made to the extent that the number of shares of common stock available for issuance under the 2005 Stock Incentive Plan and all other employee or director equity incentive plans would exceed 25% of our outstanding shares on the first day of the applicable fiscal year.

In accordance with the terms of the 2005 Stock Incentive Plan, our board of directors has authorized our compensation committee to administer the 2005 Stock Incentive Plan. In accordance with the provisions of the 2005 Stock Incentive Plan, our compensation committee will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which the options become exercisable;

•	the exercise price of options;

•	the duration of options;

•	the method of payment of the exercise price; and

•	the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including conditions for repurchase, issue price and repurchase price.

In addition, our board of directors or any committee to which the board of directors delegates authority may, with the consent of the affected plan participants, amend outstanding awards.

The maximum number of shares of common stock with respect to which awards may be granted to any participant under the 2005 Stock Incentive Plan during any calendar year is              shares.

The maximum term of an option must not exceed ten years. Except as our board of directors may otherwise determine or provide in an award, awards shall not be sold, assigned, transferred, pledged or otherwise encumbered by the person to whom they are granted, either voluntarily or by operation of law, except by will or the laws of descent and distribution or, other than in the case of an incentive stock option, pursuant to a qualified domestic relations order, and, during the life of the participant, shall be exercisable only by the participant.

Under our 2005 Stock Incentive Plan, each non-employee director will receive an option to purchase 25,000 shares of our common stock upon his or her appointment to our board of directors. In addition, each non-employee director will also receive an annual grant of an option to purchase 10,000 shares of our common stock at each year’s annual meeting after which he or she will continue to serve as a director, provided such non-employee director has served on our board of directors for at least six months.

Upon a merger or other reorganization event, our board of directors, may, in their sole discretion, take any one or more of the following actions pursuant to our 2005 Stock Incentive Plan, as to some or all outstanding awards:

•	provide that all outstanding awards shall be assumed or substituted by the successor corporation;

•	upon written notice to a participant, provide that the participant’s unexercised options or awards will become exercisable in full and will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•	in the event of a merger pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to the participants equal to the difference between the merger price times the number of shares of our common stock subject to such outstanding awards (to the extent then exercisable at prices not in excess of the merger price), and the aggregate exercise price of all such outstanding awards, in exchange for the termination of such awards; and

•	provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

Limitation of Liability and Indemnification of Officers and Directors

Our certificate of incorporation that will be in effect upon completion of this offering limits the personal liability of directors for breach of fiduciary duty to the maximum extent permitted by the Delaware General Corporation Law. Our certificate of incorporation provides that no director will have personal liability to us or to our stockholders for monetary damages for breach of fiduciary duty or other duty as a director. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or other distributions; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment to or repeal of these provisions will not eliminate or reduce the effect of these provisions in respect of any act or failure to act, or any cause of action, suit or claim that would accrue or arise prior to any amendment or repeal or adoption of an inconsistent provision. If the Delaware General Corporation Law is amended to provide for further limitations on the personal liability of directors of corporations, then the personal liability of our directors will be further limited to the greatest extent permitted by the Delaware General Corporation Law.

In addition, our certificate of incorporation provides that we must indemnify our directors and officers and we must advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

In addition to the indemnification provided for in our certificate of incorporation, we expect to enter into separate indemnification agreements with each of our directors and executive officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as one of our directors or executive officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers.

There is no pending litigation or proceeding involving any of our directors or executive officers to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2002, we have engaged in the following transactions with our directors, independent director nominees, executive officers and holders of more than 5% of our voting securities, and affiliates of our directors, independent director nominees, executive officers and holders of more than 5% of our voting securities. We believe that all of these transactions were on terms as favorable as could have been obtained from unrelated third parties.

Stock Issuances

January 2002 to July 2002 Issuances of Common Stock

Between January 2002 and July 2002, we issued an aggregate of 372,000 shares of common stock at a price per share of $0.83 to the following executive officers:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
David J. Corcoran	72,000	$60,000
Michael J. Giannini	120,000	100,000
Steven J. Fiander	180,000	150,000

October 2002 to April 2003 Issuances of Common Stock

Between October 2002 and April 2003, we issued an aggregate of 297,750 shares of common stock at a price per share of $1.33 to the following executive officer and immediate family members of certain of our executive officers:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Michael J. Giannini	45,000	$60,000
Sancian Investment Partners(1)	151,500	202,000
Raymond Tusick(2)	45,000	60,000
Dennis W. Looney(3)	18,750	25,000
David N. Kersey(4)	37,500	50,000

(1)	Steven J. Fiander, Thomas K. Fiander, a brother of Steven J. Fiander, and Peter J. Looney and William A. Looney, brothers-in-law of Steven J. Fiander, are all partners in Sancian Investment Partners.

(2)	Raymond Tusick is a brother of Laurence Tusick.

(3)	Dennis W. Looney is a brother-in-law of Steven J. Fiander.

(4)	David N. Kersey is a brother-in-law of Michael J. Giannini.

June 2003 to September 2003 Issuances of Common Stock

Between June 2003 and September 2003, we issued an aggregate of 232,000 shares of common stock at a price per share of $2.00 to the following executive officers and immediate family members of certain of our executive officers:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Patrick S. Smith	50,000	$100,000
Michael J. Giannini	30,000	60,000
Steven J. Fiander	12,500	25,000
David J. Corcoran	12,500	25,000
Sancian Investment Partners(1)	109,500	219,000
Nancy J. Fiander(2)	12,500	25,000
Dennis W. Looney(3)	5,000	10,000

(1)	Steven J. Fiander, Thomas K. Fiander, a brother of Steven J. Fiander, and Peter J. Looney and William A. Looney, brothers-in-law of Steven J. Fiander, are all partners in Sancian Investment Partners.

(2)	Nancy J. Fiander is the wife of Steven J. Fiander.

(3)	Dennis W. Looney is a brother-in-law of Steven J. Fiander.

December 2003 to April 2004 Issuances of Common Stock

Between December 2003 and April 2004, we issued an aggregate of 153,000 shares of common stock at a price per share of $2.50 to the following executive officer and immediate family members of certain of our executive officers:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Michael J. Giannini	25,000	$62,500
Auburn 72 Investments, LLC(1)	40,000	100,000
Ggetsen Partnership(2)	32,000	80,000
Sancian Investment Partners(3)	36,000	90,000
Nancy J. Fiander(4)	20,000	50,000

(1)	Rusty Fuller is a brother-in-law of Patrick S. Smith. Mr. Fuller is a manager of Auburn 72 Investments, LLC.

(2)	Raymond Tusick is a brother of, and Sandra Tusick is a sister-in-law of, Laurence C. Tusick. Raymond and Sandra Tusick are partners in Ggetsen Partnership.

(3)	Steven J. Fiander, Thomas K. Fiander, a brother of Steven J. Fiander, and Peter J. Looney and William A. Looney, brothers-in-law of Steven J. Fiander, are all partners in Sancian Investment Partners.

(4)	Nancy J. Fiander is the wife of Steven J. Fiander.

February 2004 to May 2004 Issuances of Common Stock

Between February 2004 and May 2004, we issued 27,250 shares of common stock at a price per share of $4.00 to the following immediate family members of certain of our executive officers:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Dennis W. Looney(1)	12,500	$50,000
Sancian Investment Partners(2)	2,500	10,000
Auburn 72 Investments, LLC(3)	10,000	40,000
Ggetsen Partnership(4)	2,250	9,000

(1)	Dennis W. Looney is a brother-in-law of Steven J. Fiander.

(2)	Steven J. Fiander, Thomas K. Fiander, a brother of Steven J. Fiander, and Peter J. Looney and William A. Looney, brothers-in-law of Steven J. Fiander, are all partners in Sancian Investment Partners.

(3)	Rusty Fuller is a brother-in-law of Patrick S. Smith. Mr. Fuller is a manager of Auburn 72 Investments, LLC.

(4)	Raymond Tusick is a brother of, and Sandra Tusick is a sister-in-law of, Laurence C. Tusick. Raymond and Sandra Tusick are partners in Ggetsen Partnership.

January 2005 to March 2005 Issuances of Common Stock

Between January 2005 and March 2005, we issued an aggregate of 147,500 shares of common stock at a price per share of $8.00 to the following executive officers, immediate family members of certain of our executive officers and an independent director nominee:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Patrick S. Smith	10,000	$80,000
James D. Artman(1)	6,250	50,000
Michael J. Giannini	7,500	60,000
David N. Kersey(2)	40,000	320,000
Timothy J. Creech	12,500	100,000
Steven J. Fiander	6,250	50,000
Maynard Lichty	8,000	64,000
Auburn 72 Investments, LLC(3)	13,125	105,000
Sancian Investment Partners(4)	41,625	333,000
Dennis W. Looney(5)	1,250	10,000
Ggetsen Partnership(6)	1,000	8,000

(1)	James D. Artman is one of our independent director nominees.

(2)	David N. Kersey is a brother-in-law of Michael J. Giannini.

(3)	Rusty Fuller is a brother-in-law of Patrick S. Smith. Mr. Fuller is a manager of Auburn 72 Investments, LLC.

(4)	Steven J. Fiander, Thomas K. Fiander, a brother of Steven J. Fiander, and Peter J. Looney and William A. Looney, brothers-in-law of Steven J. Fiander, are all partners in Sancian Investment Partners.

(5)	Dennis W. Looney is a brother-in-law of Steven J. Fiander.

(6)	Raymond Tusick is a brother of, and Sandra Tusick is a sister-in-law of, Laurence C. Tusick. Raymond and Sandra Tusick are partners in Ggetsen Partnership.

June 2005 to July 2005 Issuances of Common Stock

Between June 2005 and July 2005, we issued an aggregate of 116,600 shares of common stock at a price per share of $10.00 to the following executive officers, an immediate family member of one of our executive officers and an independent director nominee:

Name	Number of Shares of Common Stock	Aggregate Purchase Price
Timothy J. Creech	5,000	$50,000
Maynard Lichty	8,000	80,000
Sheldon Goldberg	50,000	500,000
Michael J. Giannini	5,000	50,000
Sancian Investment Partners(1)	26,600	266,000
James D. Artman(2)	2,000	20,000
Patrick S. Smith	20,000	200,000

(1)	Steven J. Fiander, Thomas K. Fiander, a brother of Steven J. Fiander, and Peter J. Looney and William A. Looney, brothers-in-law of Steven J. Fiander, are all partners in Sancian Investment Partners.

(2)	James D. Artman is one of our independent director nominees.

Option Grant

On August 15, 2002, we granted an option to purchase 3,000 shares of our common stock at a price of $0.83 cents per share to Frederick M. Stier, M.D., for assistance in an epidemiological study conducted by us. Dr. Stier is a brother-in-law of Patrick S. Smith. The option expires on August 15, 2007 and is fully vested.

Loans from Executive Officers

In December 2001, Patrick S. Smith loaned us $105,000 without interest and David J. Corcoran loaned us $60,000 without interest. We repaid these loans in three installments on each of February 8, 2002, April 30, 2004 and May 6, 2004.

Loans to Executive Officers

Richard L. Bowen

On November 15, 2001, we loaned Richard L. Bowen, our Chairman and Chief Scientific Officer, $121,087.43 in connection with his relocation from the Naples, Florida area to a residence in Raleigh, North Carolina. The obligation to repay the loan was evidenced by a promissory note that provided for no interest and was not secured. The promissory note was due on November 15, 2002. Dr. Bowen repaid the loan in full on August 2, 2002.

On January 2, 2002, we loaned Dr. Bowen $12,000. The obligation to repay the loan was evidenced by a promissory note that provided for no interest and was not secured. The promissory note was due on November 15, 2002. Dr. Bowen repaid the loan in full on August 1, 2002.

On May 1, 2003, we agreed to loan Dr. Bowen $2,500 per month commencing in May 2003 through the sale of his residence in the Naples, Florida area. The obligation to repay the loan was evidenced by a promissory note that provided for interest at a rate of 6% per annum and was not secured. The promissory note was due on the first anniversary of the closing of the sale of Dr. Bowen’s residence which occurred in December 2003. The aggregate principal amount including accrued interest loaned to Dr. Bowen was $16,332. Dr. Bowen repaid the principal amount of the loan in full in November 2004. The $1,332 in accrued interest was forgiven.

Patrick S. Smith

On November 25, 2002, we loaned Patrick S. Smith, our President and Chief Executive Officer, $75,000 in connection with his relocation from the Naples, Florida area to a residence in Raleigh, North Carolina. The obligation to repay the loan was evidenced by a promissory note that provided for no interest and was not secured. The promissory note was due on February 25, 2003. Mr. Smith repaid the loan in full in February 2003.

On May 1, 2003, we agreed to loan Mr. Smith $10,000 per month commencing in May 2003 through the sale of his residence in the Naples, Florida area. The obligation to repay the loan was evidenced by a promissory note that provided for interest at a rate of 6% per annum and was not secured. The promissory note evidencing the loan was due on the first anniversary of the closing of the sale of Mr. Smith’s residence, which occurred in December 2004. The aggregate principal amount including accrued interest loaned to Mr. Smith was $208,550, $84,200 of which was advanced to Mr. Smith in 2003 and $124,350 of which was advanced to Mr. Smith in 2004. Mr. Smith repaid the principal amount of the loan in full in June 2005. The $18,550 in accrued interest was forgiven.

In 2004, in connection with Mr. Smith’s relocation to Raleigh, North Carolina, we loaned Mr. Smith additional amounts that totaled $102,500. The obligation to repay the loans was evidenced by promissory notes providing for interest rates of 5% and 6% per annum and were not secured. The aggregate principal amount including accrued interest loaned to Mr. Smith was $108,650. Mr. Smith repaid the principal amount of the loans in full in June 2005. The $6,150 in accrued interest was forgiven.

Purchase of Patrick S. Smith’s Residence

In December 2004, we purchased Patrick S. Smith’s former residence in the Naples, Florida area for $3,112,500. We financed the purchase price through a $12,500 cash down payment and a

$3,100,000 mortgage loan from Northern Trust Bank of Florida, N.A., that is guaranteed by Mr. Smith and his spouse. We intend to resell the property and have listed the property for sale for $3,450,000 but cannot be certain that we will sell the property at this price.

Indemnification Arrangements

Our certificate of incorporation that will be in effect upon completion of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we expect to enter into indemnification agreements with each of our directors and executive officers which may be broader in scope that the specific indemnification provisions contained in the Delaware General Corporation Law. See “Management—Stock Option and Other Compensation Plans—Limitation of Liability and Indemnification of Officers and Directors” for a more detailed description of these indemnification arrangements.

Executive Officer and Director Compensation

Executive Compensation and Employment Arrangements

Please see “Management—Executive Compensation” for additional information on compensation of our executive officers. Information regarding employment arrangements with our executive officers is set forth under “Management—Employment Arrangements.”

Director Compensation

Please see “Management—Director Compensation” for a discussion of options granted to our independent director nominees and the compensation program for our non-employee directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth information with respect to the beneficial ownership of our common stock, as of August 15, 2005 by:

•	each of our directors and independent director nominees;

•	each of our named executive officers;

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock; and

•	all of our directors and executive officers as a group.

The column entitled “Percentage of Shares Beneficially Owned—Before Offering” is based on 41,938,928 shares of our common stock outstanding as of August 15, 2005, but assuming no exercise of outstanding options. The column entitled “Percentage of Shares Beneficially Owned—After Offering” is based on 47,838,928 shares of common stock to be outstanding after this offering, including the              shares that we are selling in this offering, but not including any shares issuable upon exercise of options.

For purposes of the table below, we deem shares of common stock subject to options that are currently exercisable or exercisable within 60 days of August 15, 2005 to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but we do not treat them as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted, the persons or entities in this table have sole voting and investing power with respect to all of the shares of common stock beneficially owned by them, subject to community property laws, where applicable. Except as otherwise set forth below, the address for the beneficial owner listed is c/o Voyager Pharmaceutical Corporation, 8540 Colonnade Center Drive, Raleigh, North Carolina 27615.

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Name and Address of Beneficial Owner			Before Offering	After Offering
Named executive officers and directors:
Patrick S. Smith	9,626,953	(1)	22.9%	20.0%
Richard L. Bowen, M.D.	10,208,560	(2)	24.3%	21.3%
David J. Corcoran	3,306,286	(3)	7.9%	6.9%
Michael J. Giannini	431,500	(4)	1.0%	*
Independent director nominees:
James D. Artman	8,250	(5)	*	*
William E. McConville	*		*	*
Tommy G. Thompson	*		*	*
Michael Reagan	*		*	*
All directors and executive officers as a group (10 persons)	24,667,149	(6)	57.9%	50.8%

*	Less than one percent.

(1)	Includes 176,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of August 15, 2005. Also includes 70,000 shares owned by the Patrick S. Smith Charitable Remainder Trust, of which Mr. Smith is the trustee, and 300,000 shares held by RBC Dain Rauscher Inc. as custodian for Patrick S. Smith IRA.

(2)	Includes 46,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of August 15, 2005.

(3)	Includes 132,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of August 15, 2005, and 735,357 shares owned by the Patrick S. Smith Irrevocable Trust u/d/t dated June 25, 1991, for which David J. Corcoran serves as trustee. Mr. Corcoran has full investment and voting power over the shares held in the Trust, but disclaims beneficial ownership thereof. Also includes 84,500 shares held by the David J. Corcoran Rollover IRA.

(4)	Includes 99,000 shares of common stock issuable upon exercise of stock options exercisable within 60 days of August 15, 2005. Also includes 105,000 shares held by Charles Schwab & Co. Inc. FBO Michael J. Giannini, 45,000 shares held by Charles Schwab & Co. Inc. FBO Michael J. Giannini, IRA, 25,000 shares held by Michael J. Giannini IRA 3648-7688 UTA Charles Schwab & Co. Inc. and 12,500 shares held by Michael J. Giannini IRA Charles Schwab & Co. Inc. Custodian.

(5)	Includes 6,250 shares held by FCC as Custodian FBO James D. Artman IRA 1207-1033.

(6)	See footnotes 1-5 above.

DESCRIPTION OF CAPITAL STOCK

The following description of our common stock and provisions of our certificate of incorporation and by-laws are summaries and are qualified by reference to the certificate of incorporation and the by-laws that will be in effect upon completion of this offering. Copies of these documents have been filed with the Securities and Exchange Commission as exhibits to our registration statement, of which this prospectus forms a part. The description of the common stock reflects changes to our capital structure that will occur upon the closing of this offering.

Upon the completion of this offering, our authorized capital stock will consist of                  shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated.

As of August 15, 2005, we had issued and outstanding:

•	41,938,928 shares of common stock outstanding held by 489 stockholders of record; and

•	options to purchase 2,589,079 shares of common stock at a weighted average exercise price of $2.62 per share.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. Our outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Options

As of August 15, 2005, options to purchase 2,589,079 shares of common stock at a weighted average exercise price of $2.62 per share were outstanding.

Registration Rights

There are no registration or other similar rights held by any holder of our common stock.

Anti-takeover Provisions

Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Staggered Board

Our certificate of incorporation and our by-laws divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation and our by-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of our shares of capital stock present in person or by proxy and entitled to vote. Under our certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action; Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our certificate of incorporation and our by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation and our by-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chairman of the board, our chief executive officer or our board of directors. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors, or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Super-Majority Vote

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our by-laws may be amended or repealed by a majority vote of our board of directors or the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes which all our stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described in the prior two paragraphs.

Authorized But Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of The Nasdaq National Market. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be American Stock Transfer & Trust Co.

Nasdaq National Market

We have applied to have our common stock approved for quotation on The Nasdaq National Market under the symbol “VYGR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock, including shares issued upon exercise of outstanding options, in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities.

Upon the completion of this offering, we will have outstanding 47,838,928 shares of common stock, after giving effect to the issuance of 5,900,000 shares of common stock in this offering and assuming no exercise of the underwriter’s over-allotment option and no exercise of options outstanding as of June 30, 2005.

Of the shares to be outstanding after the completion of this offering, the 5,900,000 shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining 41,938,928 shares of common stock are “restricted securities” under Rule 144. Substantially all of these restricted securities will be subject to the 180-day lock-up period described below.

After the 180-day lock-up period, these restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or 701 under the Securities Act, which exemptions are summarized below.

Rule 144

In general, under Rule 144, beginning 90 days after the date of this offering, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 478,389 shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The Nasdaq National Market during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Upon expiration of the 180-day lock-up period described below, 4,666,563 of shares of our common stock will be eligible for sale under Rule 144, excluding shares eligible for resale under Rule 144(k) as described below. We cannot estimate the number of shares of common stock that our existing stockholders will elect to sell under Rule 144.

Rule 144(k)

Subject to the lock-up agreements described below, shares of our common stock eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering. In general, under Rule 144(k), a person may sell shares of common stock acquired from us immediately upon the completion of this offering, without regard to manner of sale, the availability of public information about us or volume limitations, if:

•	the person is not our affiliate and has not been our affiliate at any time during the three months preceding the sale; and

•	the person has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates.

Upon the expiration of the 180-day lock-up period described below, approximately 10,465,613 shares of common stock will be eligible for sale under Rule 144(k).

Rule 701

In general, under Rule 701 of the Securities Act, any of our employees, officers, directors, consultants or advisors who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement is eligible to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with specified restrictions, including the holding period, contained in Rule 144. Subject to the 180-day lock-up period described below, approximately 1,386,095 shares of our common stock will be eligible for sale in accordance with Rule 701.

Lock-up Agreements

We expect that the holders of substantially all of our currently outstanding capital stock will agree that, without the prior written consent of WR Hambrecht + Co, LLC, they will not, during the period ending 180 days after the date of this prospectus, subject to exceptions specified in the lock-up agreements, sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or file a registration statement in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to, our common stock or securities convertible into or exercisable or exchangeable for our common stock. WR Hambrecht + Co, LLC may, in its sole discretion, at any time and without notice, release for sale in the public market all or any portion of the shares subject to the lock-up agreements.

Stock Options

As of August 15, 2005, we had outstanding options to purchase 2,589,079 shares of common stock, of which options to purchase 1,313,595 shares of common stock were vested. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to outstanding options and options and other awards issuable pursuant to our 2001 Stock Option/Stock Issuance Plan, 2005 Stock Option Plan and 2005 Stock Incentive Plan. Please see “Management—Stock Option and Other Compensation Plans” for additional information regarding these plans. Accordingly, shares of our common stock registered under the registration statements will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

UNDERWRITING

In accordance with the terms of the underwriting agreement between WR Hambrecht + Co, LLC and us, WR Hambrecht + Co, LLC has agreed to purchase from us that number of shares of common stock set forth below at the public offering price less the underwriting discounts and commissions described on the cover page of this prospectus.

Underwriter	Number of Shares
WR Hambrecht + Co, LLC

Total

The underwriting agreement provides that the obligations of the underwriter are subject to various conditions, including the absence of any material adverse change in our business, and the receipt of certificates, opinions and letters from us and counsel. Subject to those conditions, the underwriter is committed to purchase all of the shares of our common stock offered by this prospectus if any of the shares are purchased.

Commissions and Discounts

The underwriter proposes to offer the shares of our common stock directly to the public at the offering price set forth on the cover page of this prospectus, as this price is determined by the OpenIPO process described below, and to certain dealers at this price less a concession not in excess of $             per share. The underwriter may allow, and dealers may reallow, a concession not to exceed $             per share on sales to other dealers. Any dealers that participate in the distribution of our common stock may be deemed to be underwriters within the meaning of the Securities Act, and any discount, commission or concession received by them and any provided by the sale of the shares by them may be deemed to be underwriting discounts and commissions under the Securities Act. After completion of the initial public offering of the shares, to the extent that the underwriter is left with shares that successful bidders have failed to pay for, the underwriter may sell those shares at a different price and with different selling terms.

The following table shows the per share and total underwriting discount to be paid to the underwriter by us in connection with this offering. The underwriting discount has been determined through negotiations between us and the underwriter, and has been calculated as a percentage of the offering price. These amounts are shown assuming both no exercise and full exercise of the overallotment option.

	Per Share	No Exercise	Full Exercise
Public Offering Price	$	$	$
Underwriting Discount	$	$	$
Proceeds, before expenses, to us	$	$	$

We estimate that the costs of this offering, exclusive of the underwriting discount and commissions, will be approximately $                    . These fees and expenses are payable entirely by us. An electronic prospectus is available on the website maintained by WR Hambrecht + Co and may also be made available on websites maintained by selected dealers and selling group members participating in this offering. No form of prospectus other than print and electronic forms, which will be printable, will be used in connection with this offering.

The OpenIPO Auction Process

The distribution method being used in this offering is known as the OpenIPO auction, which differs from methods traditionally used in underwritten public offerings. In particular, as described under the captions “—Determination of Public Offering Price” and “—Allocation of Shares,” the public offering price and the allocation of shares are determined by an auction conducted by the underwriter and other factors as described below. All qualified individual and institutional investors may place bids in an OpenIPO auction and investors submitting valid bids have an equal opportunity to receive an allocation of shares.

The following describes how the underwriter and some selected dealers conduct the auction process and confirm bids from prospective investors:

Prior to Effectiveness of the Registration Statement

Before the registration statement relating to this offering becomes effective, but after a preliminary prospectus is available, the auction will open and the underwriter and participating dealers will solicit bids from prospective investors through the Internet and by telephone and facsimile. The bids specify the number of shares of our common stock the potential investor proposes to purchase and the price the potential investor is willing to pay for the shares. These bids may be above or below the range set forth on the cover page of the prospectus. The minimum size of any bid is 100 shares.

The shares offered by this prospectus may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement filed with the SEC becomes effective. A bid received by the underwriter or a dealer involves no obligation or commitment of any kind prior to the closing of the auction. Bids can be modified or revoked at any time prior to the closing of the auction.

Approximately two business days prior to the registration statement being declared effective, prospective investors will receive, by e-mail, telephone or facsimile, a notice indicating the proposed effective date. Potential investors may at any time expressly request that all, or any specific, communications between them and the underwriter and participating dealers be made by specific means of communication, including e-mail, telephone and facsimile. The underwriter and participating dealers will contact the potential investors in the manner they request.

Effectiveness of the Registration Statement

After the registration statement relating to this offering has become effective, potential investors who have submitted bids to the underwriter or a dealer will be contacted by e-mail, telephone or facsimile. Potential investors will be advised that the registration statement has been declared effective and that the auction may close in as little as one hour following effectiveness. Bids will continue to be accepted in the time period after the registration statement is declared effective but before the auction closes. Bidders may also withdraw their bids in the time period following effectiveness but before the close of the auction.

Reconfirmation of Bids

The underwriter will require that bidders reconfirm the bids that they have submitted in the offering if any of the following events shall occur:

•	More than 15 business days have elapsed since the bidder submitted its bid in the offering;

•	There is a material change in the prospectus that requires recirculation of the prospectus by us and the underwriter; or

•	The initial public offering price is more than 20% above the high end of the price range or below the low end of the price range. In this event, the underwriter will circulate a revised preliminary prospectus with its request for reconfirmation.

If a reconfirmation of bids is required, the underwriter will send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid with respect to the events discussed in the second and third bullets above, and to each applicable bidder with respect to the event discussed in the first bullet above, notifying them that they must reconfirm their bids by contacting the underwriter or participating dealers with which they have their brokerage accounts. Bidders will have a minimum of four hours to reconfirm their bids. Bidders will have the ability to cancel, modify or reconfirm their bids at any time until the auction closes. If bidders do not reconfirm their bids before the auction is closed (which will be no sooner than four hours after the request for reconfirmation is sent), we and the underwriter will disregard their bids in the auction, and they will be deemed to have been withdrawn. If appropriate, the underwriter may include the request for reconfirmation in a notice of effectiveness of the registration statement.

Changes in the Price Range Prior to Effectiveness of the Registration Statement

If, prior to the date on which the SEC declares our registration statement effective, there is a change in the price range or the number of shares to be sold in this offering, in each case in a manner that is not otherwise material to this offering, we and the underwriter or participating dealers will:

•	provide notice on our respective websites of the revised price range or number of shares to be sold in this offering, as the case may be;

•	issue a press release announcing the revised price range or number of shares to be sold in this offering, as the case may be; and

•	send an electronic notice (or communicate in an alternative manner as requested by a bidder) to everyone who has submitted a bid notifying them of the revised price range or number of shares to be sold in this offering, as the case may be.

In these situations, the underwriter could accept an investor’s bid after the SEC declares the registration statement effective without requiring a bidder to reconfirm. However, the underwriter may decide at any time to require potential investors to reconfirm their bids, and if they fail to do so, unconfirmed bids will be invalid.

Closing of the Auction and Pricing

The auction will close and a public offering price will be determined after the registration statement becomes effective at a time agreed to by us and WR Hambrecht + Co, which we anticipate will be after the close of trading on the Nasdaq National Market on the same day on which the registration statement is declared effective. The auction may close in as little as one hour following effectiveness of the registration statement. However, the date and time at which the auction will close and a public offering price will be determined cannot currently be predicted and will be determined by us and WR Hambrecht + Co based on general market conditions during the period after the registration statement is declared effective. If we are unable to close the auction, determine a public offering price and file a final prospectus with the SEC within 15 days after the registration statement is initially declared effective, we will be required to file with the SEC and have declared effective a post-effective amendment to the registration statement before the auction may be closed and before any bids may be accepted.

Once a potential investor submits a valid bid, the bid remains valid unless subsequently withdrawn by the potential investor. Potential investors are able to withdraw their bids at any time before the close of the auction by notifying the underwriter or a participating dealer.

Following the closing of the auction, the underwriter determines the highest price at which all of the shares offered, including shares that may be purchased by the underwriter to cover any over-allotments, may be sold to potential investors. This price, which is called the “clearing price,” is determined based on the results of all valid bids at the time the auction is closed. The clearing price is not necessarily the public offering price, which is set as described in “—Determination of Public Offering Price” below. The public offering price determines the allocation of shares to potential investors, with all valid bids submitted at or above the public offering price receiving a pro rata portion of the shares bid for.

You will have the ability to withdraw your bid at any time until the closing of the auction. The underwriter will accept successful bids by sending notice of acceptance after the auction closes and a public offering price has been determined, and bidders who submitted successful bids will be obligated to purchase the shares allocated to them regardless of (1) whether such bidders are aware that the registration statement has been declared effective and that the auction has closed or (2) whether they are aware that the notice of acceptance of that bid has been sent. The underwriter will not cancel or reject a valid bid after the notices of acceptance have been sent.

Once the auction closes and a clearing price is set as described below, the underwriter or a participating dealer accept the bids from those bidders whose bids are at or above the public offering price but may allocate to a prospective investor fewer shares than the number included in the investor’s bid, as described in “—Allocation of Shares” below.

Determination of Public Offering Price

The public offering price for this offering is ultimately determined by negotiation between the underwriter and us after the auction closes and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors are considered in establishing the initial public offering price. Prior to this offering, there has been no public market for our common stock. The principal factor in establishing the public offering price is the clearing price resulting from the auction, although other factors are considered as described below. The clearing price is used by the underwriter and us as the principal benchmark, among other considerations described below, in determining the public offering price for the stock that will be sold in this offering.

The clearing price is the highest price at which all of the shares offered, including the shares that may be purchased by the underwriter to cover any over-allotments, may be sold to potential investors, based on the valid bids at the time the auction is closed. The shares subject to the underwriter’s over-allotment option are used to calculate the clearing price whether or not the option is actually exercised. Based on the auction results, we may elect to change the number of shares sold in the offering. Depending on the public offering price and the amount of the increase or decrease, an increase or decrease in the number of shares to be sold in the offering could affect the clearing price and result in either more or less dilution to potential investors in the offering.

Depending on the outcome of negotiations between the underwriter and us, the public offering price may be lower, but will not be higher, than the clearing price. The bids received in the auction and the resulting clearing price are the principal factors used to determine the public offering price of the stock that will be sold in this offering. The public offering price may be lower than the clearing price depending on a number of additional factors, including general market trends or conditions, the underwriter’s assessment of our management, operating results, capital structure and business potential and the demand and price of similar securities of comparable companies. The underwriter and we may also agree to a public offering price that is lower than the clearing price in order to facilitate a wider distribution of the stock to be sold in this offering. For example, the underwriter and we may elect to lower the public offering price to include certain institutional or retail bidders in this offering. The underwriter and we may also lower the public offering price to create a more stable post-offering trading price for our shares.

The public offering price always determines the allocation of shares to potential investors. Therefore, if the public offering price is below the clearing price, all valid bids that are at or above the public offering price receive a pro rata portion of the shares bid for. If sufficient bids are not received, or if we do not consider the clearing price to be adequate, or if the underwriter and we are not able to reach agreement on the public offering price, then the underwriter and we will either postpone or cancel this offering. Alternatively, we may file with the SEC a post-effective amendment to the registration statement in order to conduct a new auction.

The following simplified example illustrates how the public offering price is determined through the auction process:

Company X offers to sell 1,500 shares in its public offering through the auction process. The underwriter, on behalf of Company X, receives five bids to purchase, all of which are kept confidential until the auction closes.

The first bid is to pay $10.00 per share for 1,000 shares. The second bid is to pay $9.00 per share for 100 shares. The third bid is to pay $8.00 per share for 900 shares. The fourth bid is to pay $7.00 per share for 400 shares. The fifth bid is to pay $6.00 per share for 800 shares.

Assuming that none of these bids are withdrawn or modified before the auction closes, and assuming that no additional bids are received, the clearing price used to determine the public offering price would be $8.00 per share, which is the highest price at which all 1,500 shares offered may be sold to potential investors who have submitted valid bids. However, the shares may be sold at a price below $8.00 per share based on negotiations between Company X and the underwriter.

If the public offering price is the same as the $8.00 per share clearing price, the underwriter would accept bids at or above $8.00 per share. Because 2,000 shares were bid for at or above the clearing price, each of the three potential investors who bid $8.00 per share or more would receive approximately 75% (1,500 divided by 2,000) of the shares for which bids were made. The two potential investors whose bids were below $8.00 per share would not receive any shares in this example.

If the public offering price is $7.00 per share, the underwriter would accept bids that were made at or above $7.00 per share. No bids made at a price of less than $7.00 per share would be accepted. The four potential investors with the highest bids would receive a pro rata portion of the 1,500 shares offered, based on the 2,400 shares they requested, or 62.5% (1,500 divided by 2,400) of the shares for which bids were made. The potential investor with the lowest bid would not receive any shares in this example.

As described in “—Allocation of Shares” below, because bids that are reduced on a pro rata basis may be rounded down to round lots, a potential investor may be allocated less than the pro rata percentage of the shares bid for. Thus, if the pro rata percentage was 75%, the potential investor who bids for 200 shares may receive a pro rata allocation of 100 shares (50% of the shares bid for), rather than receiving a pro rata allocation of 150 shares (75% of the shares bid for).

The following table illustrates the example described above, after rounding down any bids to the nearest round lot in accordance with the allocation rules described below, and assuming that the initial public offering price is set at $8.00 per share. The table also assumes that these bids are the final bids, and that they reflect any modifications that have been made to reflect any prior changes to the offering range, and to avoid the issuance of fractional shares.

Initial Public Offering of Company X

	Bid Information			Auction Results
	Shares Requested	Cumulative Shares Requested	Bid Price	Shares Allocated	Approximate Allocated Requested Shares	Clearing Price	Amount Raised
	1,000	1,000	$10.00	700	75%	$8.00	$5,600
	100	1,100	$9.00	100	75%	$8.00	$800
Clearing Price	900	2,000	$8.00	700	75%	$8.00	$5,600
	400	2,400	$7.00	0	0%	—	—
	800	3,200	$6.00	0	0%	—	—

Total:				1,500			$12,000

Allocation of Shares

Bidders receiving a pro rata portion of the shares they bid for generally receive an allocation of shares on a round-lot basis, rounded to multiples of 100 or 1,000 shares, depending on the size of the bid. No bids are rounded to a round lot higher than the original bid size. Because bids may be rounded down to round lots in multiples of 100 or 1,000 shares, some bidders may receive allocations of shares that reflect a greater percentage decrease in their original bid than the average pro rata decrease. Thus, for example, if a bidder has confirmed a bid for 200 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of 100 shares (a 50% decrease from 200 shares) rather than receiving an allocation of 140 shares (a 30% decrease from 200 shares). In addition, some bidders may receive allocations of shares that reflect a lesser percentage decrease in their original bid than the average pro rata decrease. For example, if a bidder has submitted a bid for 100 shares, and there is an average pro rata decrease of all bids of 30%, the bidder may receive an allocation of all 100 shares to avoid having the bid rounded down to zero.

Generally the allocation of shares in this offering will be determined in the following manner, continuing the first example above:

•	Any bid with a price below the public offering price is allocated no shares.

•	The pro-rata percentage is determined by dividing the number of shares offered (including the over-allotment option) by the total number of shares bid at or above the public offering price. In our example, if there are 2,000 shares bid for at or above the public offering price, and 1,500 shares offered in the offering, then the pro-rata percentage is 75%.

•	All of the successful bids are then multiplied by the pro-rata percentage to determine the allocations before rounding. For example, the three winning bids for 1,000 shares (Bid 1), 100 shares (Bid 2) and 900 shares (Bid 3) would initially be allocated 750 shares, 75 shares and 675 shares, respectively, based on the pro rata percentage.

•	The bids are then rounded down to the nearest 100 share round lot, so the bids would be rounded to 700, 0 and 600 shares respectively. This creates a stub of 200 unallocated shares.

•	The 200 stub shares are then allocated to the bids. Continuing the example above, because Bid 2 for 100 shares was rounded down to 0 shares, 100 of the stub shares would be allocated to Bid 2. If there were not sufficient stub shares to allocate at least 100 shares to Bid 2, Bid 2 would not receive any shares in the offering. After allocation of these shares, 100 unallocated stub shares would remain.

•	Because Bid 3 for 900 shares was reduced, as a result of rounding, by more total shares than Bid 1 for 1,000 shares, Bid 3 would then be allocated the remaining 100 stub shares up to the nearest 100 round lot (from 600 shares to 700 shares).

If there are not sufficient remaining stub shares to enable a bid to be rounded up to a round lot of 100 shares the remaining unallocated stub shares would be allocated to smaller orders that are below their bid amounts. The table below illustrates the allocations in the example above.

Initial Public Offering of Company X

	Initial Bid	Pro-Rata Allocation (75% of Initial Bid)	Initial Rounding	Allocation of Stub Shares	Final Allocation
Bid 1	1,000	750	700	0	700
Bid 2	100	75	0	100	100
Bid 3	900	675	600	100	700

Total	2,000	1,500	1,300	200	1,500

Requirements for Valid Bids

Valid bids are those that meet the requirements, including eligibility, account status and size, established by the underwriter or participating dealers. In order to open a brokerage account with WR Hambrecht + Co, a potential investor must deposit $2,000 in its account. This brokerage account will be a general account subject to WR Hambrecht + Co’s customary rules, and will not be limited to this offering. Other than the $2,000 described above, prospective investors are not required to deposit any money into their accounts until after the registration statement becomes effective. No funds will be transferred to WR Hambrecht + Co, and any amounts in excess of $2,000 may be withdrawn at any time, until the auction closes and the bid is accepted. The auction may close in as little as one hour after the registration statement is declared effective. Of course, any potential bidder that decides not to participate in the auction may close its account at WR Hambrecht + Co and withdraw its funds at any time. The underwriter reserves the right, in its sole discretion, to reject or reduce any bids that it deems manipulative or disruptive or not creditworthy in order to facilitate the orderly completion of the offering. For example, in previous transactions for other issuers in which the auction process was used, the underwriter has rejected or reduced bids when the underwriter, in its sole discretion, deemed the bids not creditworthy or had reason to question the bidder’s intent or means to fund its bid. In the absence of other information, an underwriter or participating dealer may assess a bidder’s creditworthiness based solely on the bidder’s history with the underwriter or participating dealer. The underwriter has also rejected or reduced bids that it deemed, in its sole discretion, to be potentially manipulative or disruptive or because the bidder had a history of alleged securities law violations. Suitability and eligibility standards of participating dealers may vary. As a result of these varying requirements, a bidder may have its bid rejected by the underwriter or a participating dealer while another bidder’s identical bid is accepted.

The Closing of the Auction and Allocation of Shares

The auction will close on a date and at a time estimated and publicly disclosed in advance by the underwriter on the websites of WR Hambrecht + Co at www.wrhambrecht.com and www.openipo.com. The auction may close in as little as one hour following effectiveness of the registration statement. The 5,900,000 shares offered by this prospectus, or 6,785,000 shares if the underwriter’s over-allotment option is exercised in full, will be purchased from us by the underwriter and sold through the underwriter and participating dealers to investors who have submitted valid bids at or higher than the public offering price.

The underwriter or a participating dealer will notify successful bidders by sending a notice of acceptance by e-mail, telephone, facsimile or mail (according to any preference indicated by a bidder) informing bidders that the auction has closed and that their bids have been accepted. The notice will indicate the price and number of shares that have been allocated to the successful bidder. Other bidders are notified that their bids have not been accepted.

Each participating dealer has agreed with the underwriter to sell the shares it purchases from the underwriter in accordance with the auction process described above, unless the underwriter otherwise consents. The underwriter does not intend to consent to the sale of any shares in this offering outside of the auction process. The underwriter reserves the right in its sole discretion to reject or reduce any bids that it deems manipulative or disruptive in order to facilitate the orderly completion of this offering, and reserves the right, in exceptional circumstances, to alter this method of allocation as it deems necessary to ensure a fair and orderly distribution of the shares of our common stock. For example, large orders may be reduced to ensure a public distribution and bids may be rejected or reduced by the underwriter or participating dealers based on eligibility or creditworthiness criteria. Once the underwriter has accepted a bid and closed the auction, the allocation of shares sold in this offering will be made according to the process described in “—Allocation of Shares” above, and no shares sold in this offering will be allocated on a preferential basis or outside of the allocation rules to any institutional or retail bidders. In addition, the underwriter or the participating dealers may reject or reduce a bid by a prospective investor who has engaged in practices that could have a manipulative, disruptive or otherwise adverse effect on this offering.

Some dealers participating in the selling group may submit firm bids that reflect indications of interest from their customers that they have received at prices within the initial public offering price range. In these cases, the dealer submitting the bid is treated as the bidder for the purposes of determining the clearing price and allocation of shares.

Price and volume volatility in the market for our common stock may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common stock after the completion of this offering may adversely affect the market price of our common stock.

Over-Allotment Option

We have granted to the underwriter an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to an aggregate of 885,000 additional shares of our common stock from us at this offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. To the extent that the underwriter exercises this option, it will have a firm commitment to purchase the additional shares and we will be obligated to sell the additional shares to the underwriter. The underwriter may exercise the option only to cover over-allotments made in connection with the sale of shares offered.

Lock-up Agreements

We have agreed not to offer to sell, pledge, sell, contract or agree to sell, hypothecate, grant any option to purchase or otherwise dispose or agree to dispose of any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than the shares of common stock or options to acquire common stock issued under our stock plans. Notwithstanding the foregoing, if (a) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day period after the date of this prospectus, we issue an earnings release or publicly announce material news or if a material event relating to us occurs or (b) prior to the expiration of the 180-day period after the date of this prospectus, we announce that we will release earnings during the 16-day period beginning on the last day of the 180-day period, the above restrictions will continue to apply until the date that is 15 calendar days plus three business days after the issuance of the earnings release or the occurrence of the material news or material event.

The holders of approximately         % of our capital stock and options, including each of our directors and executive officers, have agreed not to (1) offer to sell, pledge, sell, contract or agree to sell, hypothecate, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock or warrants or other rights to purchase our common stock or any such securities or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of WR Hambrecht + Co, other than (a) transfers of shares of common stock or any security convertible into our common stock as a bona fide gift or gifts, (b) dispositions to any trust, family limited partnerships or family limited liability companies for the direct or indirect benefit of the persons bound by the foregoing terms or the immediate family of the persons bound by the foregoing terms, or (c) distributions of shares of our common stock to the partners, members or stockholders of the persons bound by the foregoing terms, provided that in the case of any transfer or distribution described in (a) through (c) above, the transferees agree to be bound by the foregoing terms. These restrictions will remain in effect beyond the 180-day period under the same circumstances described in the immediately preceding paragraph.

There are no specific criteria that WR Hambrecht + Co requires for an early release of shares subject to lock-up agreements. The release of any lock-up will be on a case-by-case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved or the reason for release, including financial hardship, market conditions and the trading price of the common stock. WR Hambrecht + Co has no present intention or understanding, implicit or explicit, to release any of the shares subject to the lock-up agreements prior to the expiration of the 180-day period.

Short Sales, Stabilizing Transactions and Penalty Bids

In connection with this offering, the underwriter may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Any short sales made by the underwriter would be made at the public offering price. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriter’s option to purchase additional shares from us in this offering. The underwriter may close out any covered short position by either exercising its option to purchase additional shares or purchasing shares in the open market. As described above, the number of shares that may be sold pursuant to the underwriter’s overallotment option is included in the calculation of the clearing price. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which it may purchase shares through the overallotment option. “Naked” short sales are any sales in excess of such option. To the extent that the underwriter engages in any naked short sales, the naked short position would not be included in the calculation of the clearing price. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriter in the open market prior to the completion of this offering.

The underwriter may also impose a penalty bid. This occurs when a particular member of the selling group repays to the underwriter a portion of the underwriting discount or selling concession received by it because the underwriter has repurchased shares sold by or for the account of the participating dealers in stabilizing or short covering transactions.

These activities by the underwriter may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, the underwriter may discontinue them at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

WR Hambrecht + Co currently intends to act as a market maker for the common stock following this offering. However, it is not obligated to do so and may discontinue any market making at any time.

Indemnity

The underwriting agreement provides that we and the underwriter have agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act, or contribute to payments that each other may be required to make relating to these liabilities.

LEGAL MATTERS

The validity of the common stock we are offering will be passed upon by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. Morgan, Lewis & Bockius LLP, New York, New York, has acted as counsel for the underwriter in connection with certain legal matters related to this offering.

EXPERTS

The financial statements as of December 31, 2004 and 2003 and for each of three years in the period ended December 31, 2004 and, cumulatively, for the period from February 27, 2001 (date of inception) to December 31, 2004 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933 with respect to the shares of common stock we are offering to sell. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document are not necessarily complete, and, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of theses statements is qualified in all respects by this reference. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. We anticipate making these documents publicly available, free of charge, on our website at www.voyagerpharma.com as soon as reasonably practicable after filing such documents with the Securities and Exchange Commission. We have not incorporated by reference into this prospectus the information on our website, and you should not consider it to be a part of this prospectus.

You may read and copy the registration statement of which this prospectus is a part at the Securities and Exchange Commission’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can request copies of the registration statement by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the Securities and Exchange Commission’s public reference room. In addition, the Securities and Exchange Commission maintains an Internet website, which is located at http://www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Securities and Exchange Commission. You may access the registration statement of which this prospectus is a part at the Securities and Exchange Commission’s Internet website. Upon consummation of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we will file reports, proxy statements and other information with the Securities and Exchange Commission.

This prospectus includes statistical data that were obtained from industry publications. These industry publications generally indicate that the authors of these publications have obtained information from sources believed to be reliable but do no guarantee the accuracy and completeness of their information. While we believe these industry publications to be reliable, we have not independently verified their data.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Voyager Pharmaceutical Corporation (A Development Stage Company):

In our opinion, the accompanying balance sheets and the related statements of operations, of changes in stockholders’ equity (deficit) and of cash flows present fairly, in all material respects, the financial position of Voyager Pharmaceutical Corporation (a development stage company) at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 and, cumulatively, for the period from inception (February 27, 2001) to December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Raleigh, North Carolina

May 4, 2005

except for Note 11,

as to which the date is July 15, 2005

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Balance Sheets

(in thousands)

	December 31,		June 30, 2005 (unaudited)
	2003	2004
Assets
Current assets:
Cash and cash equivalents	$3,658	$4,125	$22,735
Accounts and notes receivable from related parties	15	—	—
Prepaid and other assets	23	121	975

Total current assets	3,696	4,246	23,710

Property and equipment, net	50	177	204
Notes receivable from related parties	80	—	—
Investment in real estate	—	3,155	3,155
Restricted cash	—	1,429	1,447
Other assets	14	20	20

Total assets	$3,840	$9,027	$28,536

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$1,005	$1,836	$4,876
Accrued expenses	289	478	1,689
Current portion of capital lease obligation	—	3	3

Total current liabilities	1,294	2,317	6,568

Capital lease obligation, less current portion	—	17	15
Accrued compensation	—	112	180
Mortgage note payable	—	3,100	3,100

Total liabilities	1,294	5,546	9,863

Commitments and contingencies

Stockholders’ equity
Common stock, $0.001 par value; 50,000 shares authorized at December 31, 2003 and 2004, and 100,000 authorized at June 30, 2005; 34,223, 38,631 and 41,810 shares issued and outstanding at December 31, 2003 and 2004, and June 30, 2005 (unaudited), respectively.	35	39	42
Additional paid-in capital	13,553	26,110	53,689
Deficit accumulated during the development stage	(11,042)	(22,668)	(35,058)

Total stockholders’ equity	2,546	3,481	18,673

Total liabilities and stockholders’ equity	$3,840	$9,027	$28,536

The accompanying notes are an integral part of these financial statements.

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Statement of Operations

(in thousands, except per share amounts)

	For the Years Ended December 31,			Cumulative from Inception (February 27, 2001) to December 31, 2004	Six Months Ended June 30,		Cumulative from Inception (February 27, 2001) to June 30, 2005
	2002	2003	2004		2004	2005
					(unaudited)		(unaudited)
Operating expenses
Research and development	$1,586	$4,690	$8,027	$14,655	$3,442	$8,648	$23,303
General and administrative	1,367	1,499	2,870	6,463	1,125	3,067	9,530
Marketing	239	461	791	1,632	368	742	2,374

Total operating expenses	3,192	6,650	11,688	22,750	4,935	12,457	35,207

Operating loss	(3,192)	(6,650)	(11,688)	(22,750)	(4,935)	(12,457)	(35,207)
Interest income, net	2	17	62	82	25	67	149

Net loss	$(3,190)	$(6,633)	$(11,626)	$(22,668)	$(4,910)	$(12,390)	$(35,058)

Basic and diluted net loss per share	$(0.11)	$(0.21)	$(0.31)		$(0.13)	$(0.31)

Weighted average common shares outstanding—basic and diluted	27,884	31,971	38,075		37,514	40,480

The accompanying notes are an integral part of these financial statements.

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Statements of Changes in Stockholders’ Equity (Deficit)

(in thousands)

	Common Stock		Additional Paid-in- Capital	Deficit Accumulated during the Development Stage	Total
	Shares	Amount
Balances at Inception (February 27, 2001)	—	$—	$—	$—	$—
Sale of Common Stock	25,657	26	1,073	—	1,099
Non-employee stock-based expenses	—	—	100	—	100
Net loss	—	—	—	(1,219)	(1,219)

Balances at December 31, 2001	25,657	26	1,173	(1,219)	(20)
Sale of Common Stock	4,054	4	4,105	—	4,109
Issuance of Common Stock in exchange for consulting services	12	—	10	—	10
Non-employee stock-based expenses	—	—	272	—	272
Net loss	—	—	—	(3,190)	(3,190)

Balances at December 31, 2002	29,723	30	5,560	(4,409)	1,181
Sale of Common Stock	4,794	5	8,239	—	8,244
Issuance of Common Stock in exchange for consulting services	36	—	55	—	55
Repurchase of Common Stock	(330)	—	(379)	—	(379)
Non-employee stock-based expenses	—	—	78	—	78
Net loss	—	—	—	(6,633)	(6,633)

Balances at December 31, 2003	34,223	35	13,553	(11,042)	2,546
Sale of Common Stock	4,388	4	12,491	—	12,495
Issuance of Common Stock in exchange for consulting services	20	—	66	—	66
Net loss	—	—	—	(11,626)	(11,626)

Balances at December 31, 2004	38,631	39	26,110	(22,668)	3,481
Sale of Common Stock (unaudited)	3,176	3	27,549	—	27,552
Issuance of Common Stock in exchange for consulting services (unaudited)	4	—	33	—	33
Non-employee stock-based expenses (unaudited)	—	—	6	—	6
Repurchase of Common Stock (unaudited)	(1)	—	(9)	—	(9)
Net loss (unaudited)	—	—	—	(12,390)	(12,390)

Balances at June 30, 2005 (unaudited)	41,810	$42	$53,689	$(35,058)	$18,673

The accompanying notes are an integral part of these financial statements.

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Statements of Cash Flows

(in thousands)

	For the Years Ended December 31,			Cumulative from Inception (February 27, 2001) to December 31, 2004	Six Months Ended June 30,		Cumulative from Inception (February 27, 2001) to June 30, 2005
	2002	2003	2004		2004	2005
					(unaudited)		(unaudited)
Cash flows from operating activities
Net loss	$(3,190)	$(6,633)	$(11,626)	$(22,668)	$(4,910)	$(12,390)	$(35,058)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	14	28	41	86	20	33	119
Non-employee stock-based expense	272	78	—	450	—	6	456
Common stock issued in exchange for consulting services	10	55	66	131	34	24	155
Changes in operating assets and liabilities
Prepaid expenses	(7)	(11)	(98)	(121)	(113)	(854)	(975)
Other assets	(1)	—	(6)	(20)	14	—	(20)
Accounts payable	228	675	831	1,836	342	3,040	4,876
Accrued expenses	—	289	189	478	(103)	1,211	1,689
Accrued compensation	—	—	112	112	43	68	180

Net cash used in operating activities	(2,674)	(5,519)	(10,491)	(19,716)	(4,673)	(8,862)	(28,578)

Cash flows from investing activities
Purchase of property and equipment, net	(62)	(16)	(148)	(243)	(34)	(60)	(303)
Purchase of real estate	—	—	(3,155)	(3,155)	—	—	(3,155)
Settlement of notes receivable from related parties, net	59	(20)	95	—	(150)	—	—
Increase in restricted cash	—	—	(1,429)	(1,429)		(18)	(1,447)

Net cash used in investing activities	(3)	(36)	(4,637)	(4,827)	(184)	(78)	(4,905)

The accompanying notes are an integral part of these financial statements.

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Statements of Cash Flows

(in thousands)

	For the Years Ended December 31,			Cumulative from Inception (February 27, 2001) to December 31, 2004	Six Months Ended June 30,		Cumulative from Inception (February 27, 2001) to June 30, 2005
	2002	2003	2004		2004	2005
					(unaudited)		(unaudited)
Cash flows from financing activities
Issuance of common stock	4,109	8,244	12,495	25,947	12,420	27,552	53,499
Repayment of capital lease obligation	—	—	—	—		(2)	(2)
Repurchase of common stock	—	(379)	—	(379)	—		(379)
Repayments of notes payable to related parties	(165)	—	—	(165)	—	—	(165)
Proceeds from notes payable to related parties	—	—	—	165	—	—	165
Proceeds from the issuance of long-term debt	—	—	3,100	3,100	—	—	3,100

Net cash provided by financing activities	3,944	7,865	15,595	28,668	12,420	27,550	56,218

Net increase in cash and cash equivalents	1,267	2,310	467	4,125	7,563	18,610	22,735

Cash and cash equivalents, beginning of period	81	1,348	3,658	0	3,658	4,125	0

Cash and cash equivalents, end of period	$1,348	$3,658	$4,125	$4,125	$11,221	$22,735	$22,735

Supplemental disclosure of cash flow information:
Cash paid for interest	$—	$—	$—	$—	$—	$88	$88

The accompanying notes are an integral part of these financial statements.

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements

(1)    Organization and Summary of Significant Accounting Policies

Voyager Pharmaceutical Corporation was incorporated in the State of Delaware on February 27, 2001 under the name Angel Care America, Inc. to develop clinical applications of its Alzheimer’s treatment. On March 20, 2001, a separate corporation called Voyager Pharmaceutical Corporation (“Old Voyager”) was incorporated in Delaware with the intent of focusing exclusively on research, clinical trials, and FDA approval. On November 28, 2001, Old Voyager was merged into Angel Care America, Inc., and the company’s name was changed to Voyager Pharmaceutical Corporation (the “Company”). Prior to the merger, the Company and Old Voyager were entities under common control and, accordingly, the accompanying financial statements include the accounts of Old Voyager from March 20, 2001 (the date of Old Voyager’s inception) through November 28, 2001 (the date of its merger with Angel Care America, Inc.). The Company is dedicated to finding cures for major age-related diseases, including Alzheimer’s disease, by bringing treatment to market through FDA approval.

The Company is a development stage company and has focused its efforts to date on raising capital and research and development. The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern and which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has a limited operating history and has incurred losses from operations since its inception. Management’s plans include continued development of its product as well as seeking additional financing arrangements. Although management continues to pursue these plans, there is no assurance that the Company will be successful in obtaining sufficient revenues or financing on terms acceptable to the Company. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In May 2003, the Company effected a 3-for-1 stock split of its common stock in the form of a stock dividend.

Unaudited Interim Financial Statements

The unaudited financial statements as of March 31, 2005 and for the six months ended June 30, 2004 and 2005 have been prepared in accordance with generally accepted accounting principles for interim financial information and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting only of normal recurring accruals, considered necessary for a fair statement of the results of these interim periods have been included. The results of operations for the six months ended June 30, 2005 are not necessarily indicative of the results that may be expected for the full year.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

Reclassifications

Certain prior period amounts have been reclassified to conform to the current period presentation, primarily amounts reclassified from general and administrative expense to marketing expense. These reclassifications had no impact on net loss or stockholders’ equity as previously reported.

Fair Value of Financial Instruments

The Company’s financial instruments consist mainly of cash, cash equivalents, accounts payable, accrued expenses, capital lease obligations and a mortgage note payable. The carrying values of these short-term financial instruments approximate their fair value due to the short-term nature of these instruments. The fair value of the long-term lease and mortgage note payable obligation is not materially different from their recorded values.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents are stated at cost and consist of bank deposits and a money market fund that invests in short-term debt securities. The carrying amount of cash and cash equivalents approximates fair value.

Restricted Cash

Restricted cash of $1.4 million at December 31, 2004 and June 30, 2005 (unaudited) consists of a certificate of deposit pledged as security for mortgage note payable at December 31, 2004 and June 30, 2005 (unaudited). This certificate of deposit remains restricted until the mortgage note is paid in full.

Property and Equipment

Property and equipment is stated at cost. Equipment acquired under capital leases is initially recorded at the present value of the minimum lease payments at inception of the lease.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to five years. Leasehold improvements and equipment held under capital leases are amortized over the related lease terms, which is shorter than the estimated useful lives of the assets.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when events or changes in circumstances indicate the book value of the assets may not be recoverable. In accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”), recoverability is measured by comparing the book value of the asset to the future net undiscounted cash flows expected to be generated by the asset. No event or changes in circumstances have been identified which would impact the recoverability of the Company’s’ long-lived assets reported at December 31, 2004 and 2003.

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

Net Loss Per Share

In accordance with SFAS No. 128, Earnings per Share (“SFAS No. 128”), basic net loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding. Diluted net loss per common share is computed by dividing net loss by the weighted-average number of common shares and common share equivalents outstanding. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options. Diluted net loss per common share is not shown, as common equivalent shares from stock options would have an antidilutive effect. At December 31, 2002, 2003 and 2004, there were 1,583,000, 1,922,000 and 2,010,000, options outstanding, respectively, to purchase common stock. At June 30, 2004 and 2005, there were 1,929,000 (unaudited) and 2,566,000 (unaudited) options outstanding, respectively, to purchase common stock.

Stock-Based Compensation

SFAS No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), encourages, but does not require, companies to record compensation cost for stock-based employee awards at grant date fair value over the vesting period. The Company has chosen to continue to account for employee stock-based compensation using the method prescribed in Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of the grant over the amount an employee must pay to acquire the stock.

Compensation costs for stock options granted to non-employees are accounted for in accordance with SFAS No. 123 and Emerging Issues Task Force (“EITF”) 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, which require that compensation be measured at the end of each reporting period for changes in the fair value of the Company’s common stock until the options are vested.

Had the Company determined compensation expense based on the fair value at the grant date for its stock-based plans under SFAS No. 123 amortized straight-line over the vesting period, the Company’s net loss and basic and diluted loss per share would have been increased to the pro forma amounts indicated below for the periods ended December 31 and June 30 (in thousands, except per share data):

	Years ended December 31,			Cumulative from Inception (February 27, 2001) to December 31, 2004	Six months ended June 30,		Cumulative from Inception (February 27, 2001) to June 30, 2005
	2002	2003	2004		2004	2005
					(unaudited)		(unaudited)
Net loss, as reported	$(3,190)	$(6,633)	$(11,626)	$(22,668)	$(4,910)	$(12,390)	$(35,058)
Deduct: Total stock-based employee compensation expense, determined under fair value based method for all awards	(20)	(41)	(64)	(127)	(31)	(92)	(219)

Pro forma net loss	$(3,210)	$(6,674)	$(11,690)	$(22,795)	$(4,941)	$(12,482)	$(35,277)

Basic and diluted loss per share:
As reported	$(0.11)	$(0.21)	$(0.31)		$(0.13)	$(0.31)
Pro forma	$(0.12)	$(0.21)	$(0.31)		$(0.13)	$(0.31)

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

Because options vest over several years and additional option grants are expected to be made in future years, the above pro forma results are not representative of the pro forma results for future years.

For purposes of pro forma disclosure, the fair value of each option grant was estimated on the date of grant using the minimum value method with the following assumptions for periods years ended December 31 and June 30:

	Years ended December 31,			Six months ended June 30,
	2002	2003	2004	2004	2005
				(unaudited)
Dividend yield	0%	0%	0%	0%	0%
Risk-free interest rate range	3.38% - 5.13%	3.20% - 3.53%	3.39% - 3.90%	3.39%	3.74% - 4.32%
Expected option life in years	6	6	6	6	6

Research and Development

Research and development costs include all direct costs related to the development of the Company’s products, including clinical trial costs, salaries and related benefits of personnel, costs of producing drug material for clinical trials and fees paid to consultants. Research and development costs are expensed as incurred.

Segment Reporting

Statement of Financial Accounting Standards No. 131, Disclosure about Segments of an Enterprise and Related Information, establishes standards for reporting information about the Company’s operating segments. The Company operates in one business segment, the business of discovery, development and commercialization of pharmaceutical treatments for major age-related diseases.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities, and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such assets.

Comprehensive Loss

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income (“SFAS No. 130”) which establishes rules for the reporting and display of comprehensive loss and its components. For all periods presented, there were no differences between net loss and comprehensive loss.

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

Certain Risks and Uncertainties

The Company’s product candidates under development require approval from the United States Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance our products will receive the necessary clearance. If we are denied clearance or clearance is delayed, it may have a material adverse impact on us.

The Company’s product is concentrated in rapidly changing, highly competitive markets, which are characterized by rapid technological advances, changes in customer requirements and evolving regulatory requirements and industry standards. Any failure by us to anticipate or to respond adequately to technological developments in our industry, changes in customer requirements or changes in regulatory requirements or industry standards, or any significant delays in the development or introduction of products or services, could have a material adverse effect on our business, operating results and future cash flows. The Company relies on one corporation as a sole source provider of Memryte for use in its clinical trials.

Recently Issued Accounting Pronouncements

In December 2004, SFAS No. 123 (revised), Share-Based Payment, was issued. SFAS No. 123 (revised) requires that the cost resulting from all share-based payment transactions be recognized as a charge in the financial statements. This statement establishes fair value as the measurement objective in accounting for share-based payment arrangements and requires all entities to apply a fair-value-based measurement method in accounting for share-based payment transactions with employees except for equity instruments held by employees share ownership plans. This statement also establishes fair value as the measurement objective for transactions in which an entity acquires goods or services from non-employees in share-based transactions. This statement amends FASB No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflow rather than as a reduction of taxes paid. This Statement replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 (revised) is effective for nonpublic entities as of the beginning of the first annual reporting period that begins after December 15, 2005. The effective date for a nonpublic entity that becomes a public entity after June 15, 2005, and does not file as a small business issuer, is the first interim or annual reporting period beginning after the entity becomes a public entity. In April 2005, the SEC adopted a new rule that allows companies to adopt SFAS No. 123 at the beginning of the first annual reporting period that begins after June 15, 2005. As a result, the effective date for the Company’s financial statements will be January 1, 2006. Since the Company uses the minimum value method of measuring equity share options, the provisions of the Statement will be applied prospectively to new awards and to awards modified, repurchased, or cancelled after the required effective date. As a result, the impact that adoption of this Statement will have on the Company’s financial statements will be dependent on the grant of new awards, or the modification to awards, that occurs after the effective date.

In June 2005, the FASB issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS 154 requires that a voluntary change in accounting principle be applied retrospectively with all prior period financial statements presented on the new accounting principle. SFAS 154 also requires that a change in method of depreciating or amortizing a long-lived nonfinancial asset be accounted for prospectively as a change in estimate, and correction of errors in previously issued financial statements should be termed a restatement. SFAS 154 is effective for accounting changes and correction of errors made in

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

fiscal years beginning after December 15, 2005. The implementation of SFAS 154 is not expected to have a material impact on the Company’s financial statements.

(2)    Property and Equipment, Net

Property and equipment consists of the following at (in thousands):

	December 31,		June 30, 2005 (unaudited)
	2003	2004

Furniture and office equipment	$80	$142	$190
Laboratory equipment	—	83	93
Vehicles	—	23	23
Leasehold Improvements	15	15	15

	95	263	321
Accumulated depreciation and amortization	(45)	(86)	(117)

	$50	$177	$204

Depreciation expense totaled $14,000, $28,000, and $41,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

(3)    Investment in Real Estate

Investment in real estate represents cost of residential real estate acquired by the Company in 2004. The property located in Bonita Springs, Florida, was previously owned by one of the Company’s principal officers who relocated upon establishment of the Company’s headquarters. The property is carried at cost which approximates fair value. The Company’s estimate of fair value is based on an independent appraisal.

(4)    Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,		June 30, 2005 (unaudited)
	2003	2004

Accrued development and clinical trial expenses	$289	$460	$951
Accrued compensation	—	—	701
Accrued interest	—	11	11
Accrued rent	—	7	26

	$289	$478	$1,689

(5)    Mortgage Note Payable

On December 8, 2004 the Company obtained a $3.1 million interest-only mortgage note to finance the acquisition of residential real estate. The mortgage note matures in December 2006 and bears interest at a variable rate indexed at the bank’s prime rate (5.25% at December 31, 2004). The mortgage note is collateralized by the underlying property acquired and a certificate of deposit pledged by the Company in the amount of $1.4 million. In addition, the mortgage is personally guaranteed by an

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

executive officer of the Company and his wife. Interest expense totaled approximately $89,000 for the six months ended June 30, 2005. There was no interest expense related to the years ended December 31, 2002, 2003 and 2004.

(6)    Common Stock

At December 31, 2003 and 2004, the Company was authorized to issue 50,000,000 shares of $0.001 par value common stock. The holders of common stock are entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors. Each share of common stock is entitled to one vote.

In May 2003, the Company declared a 3 for 1 stock split of its common stock in the form of a stock dividend. All common share and per share information in the financial statements and related notes have been retroactively restated to reflect the stock split.

Upon inception, the Company issued 5,728,000 shares of common stock to its founders. Issuances of common stock through private placements are as follows (in thousands except for per share amounts):

	Shares	Proceeds	Price per share
March through August 2001	1,268	$846	$0.66
November 2001	4	3	0.83
January through July 2002	2,591	2,158	0.83
August through December 2002	1,463	1,951	1.33
January through May 2003	1,719	2,292	1.33
June through October 2003	2,581	5,162	2.00
December 2003	164	410	2.50
January through April 2004	3,371	8,429	2.50
February through July 2004	1,017	4,066	4.00
January through March 2005 (unaudited)	2,102	16,814	8.00
June through July 2005 (unaudited)	1,203	12,028	10.00

In November 2001, the Company issued 18,657,000 shares of common stock in exchange for 3,007,000 shares of Old Voyager common stock which were originally issued in March 2001 for $250,100.

In May 2003, the Company repurchased and reissued 120,000 shares of common stock for $100,000, or $0.83 per share. During the same period, the Company repurchased and reissued 210,000 shares of common stock for $280,000, or $1.33 per share.

During the three years ended December 31, 2002, 2003, and 2004, the Company issued 12,000, 36,000 and 20,000 shares of common stock, respectively, in exchange for consulting services. These issuances had fair market values of $10,000, $55,000 and $66,000, respectively.

(7)    Stock Option Plan

During 2001, the Company adopted the 2001 Stock Option Plan (the “2001 Plan”) under which 1,500,000 shares of the Company’s common stock were reserved for issuance to employees, directors and consultants. Options granted under the Plan may be incentive stock options or non-qualified stock options. The Board of Directors determines the exercise price, term and the period over which options become exercisable at each grant date. The Board of Directors determines what it deems to be the fair

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

market value of the stock based on the price per share of the most recent private placement of common stock and other relevant information. Since inception, all options were granted to employees with an exercise price equal to the deemed fair value of the common stock on the date of grant. Under the 2001 Plan, options vest over various periods, generally annually over five years, and expire not more than ten years after the date of grant.

On January 31, 2005, the Company adopted the 2005 Stock Option Plan (the “2005 Plan”) with terms and conditions similar to the 2001 Plan under which 3,500,000 shares of the Company’s common stock are reserved for issuance to employees, directors and consultants.

At December 31, 2004, there were approximately 174,000 options remaining for grant under the 2001 Plan. The following table summarizes the Company’s stock option activity under the 2001 Plan, as well as 684,000 options granted to consultants outside of the 2001 Plan, including number of shares (“Number”) and weighted average exercise price (“WAEP”) during the three years ended December 31, 2004 and the six month period ended June 30, 2005:

	Number	WAEP
Options granted	749,000	$0.08

Outstanding at December 31, 2001	749,000	$0.08
Options granted	834,000	$0.84

Outstanding at December 31, 2002	1,583,000	$0.49
Options granted	347,000	$1.99
Options cancelled	(8,000)	$0.83

Outstanding at December 31, 2003	1,922,000	$0.76
Options granted	88,000	$3.88

Outstanding at December 31, 2004	2,010,000	$0.89
Options granted (unaudited)	556,000	$8.56

Outstanding at June 30, 2005 (unaudited)	2,566,000	$2.55

The following table summarizes information about stock options outstanding at December 31, 2004 and June 30, 2005 including the weighted average contractual life in years (“Life”):

	December 31, 2004			June 30, 2005 (unaudited)
Exercise Price	Options Outstanding	Life	Options Exercisable	Options Outstanding	Life	Options Exercisable
$0.003	659,000	1.64	659,000	659,000	1.14	659,000
0.67	90,000	6.41	54,000	90,000	5.91	72,000
0.83	804,000	7.44	332,000	804,000	6.95	490,000
1.33	28,000	7.80	10,000	28,000	7.30	11,000
2.00	340,000	8.70	68,000	340,000	8.21	68,000
2.50	8,000	8.98	—	8,000	8.49	2,000
4.00	81,000	9.79	—	81,000	9.29	2,000
8.00	—	—	—	400,000	9.62	—
10.00	—	—	—	156,000	9.94	—

	2,010,000		1,123,000	2,566,000		1,304,000

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

The weighted average fair values at the date of grant for options granted during the years ended December 31, 2002, 2003 and 2004, and the six months ended June 30, 2005 (unaudited) were $0.62, $0.37, $0.75 and $1.77, respectively.

The Company applies APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, compensation cost related to stock options issued to employees would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

Compensation costs for stock options granted to non-employees are accounted for in accordance with SFAS No. 123 and EITF 96-18 over the service period that generally coincides with vesting. The measurement date for the calculation of compensation expense is considered to be the date when all services have been rendered or the date that options are fully vested. Compensation expense is recognized during interim periods up to the measurement date based on changes in the fair value of the Company’s common stock. The Company granted 684,000 stock options to several consultants that vested upon completion of certain services. The Company recognized $272,000, $78,000, and $0 of non-cash compensation expense related to these options in 2002, 2003, and 2004, respectively.

(8)    Income Taxes

No provision for Federal or state income taxes has been recorded as the Company has incurred net operating losses since inception.

Significant components of the Company’s deferred tax assets and liabilities at December 31, 2003 and 2004 consist of the following (in thousands):

	2003	2004
Deferred tax assets
Domestic and operating loss carryforwards	$3,895	$8,391
Research and development credits	39	530
Contributions	132	29
Stock-based compensation	174	—
Fixed assets	10	2
Start-up costs capitalized for tax purposes	31	20

Total deferred tax asset	4,281	8,972
Valuation allowance for deferred assets	(4,281)	(8,972)

Net deferred tax asset	$—	$—

At December 31, 2003 and 2004, the Company provided a full valuation allowance against its net deferred tax assets since realization of these benefits is not considered to be more likely than not. The increase in the valuation allowance of $1,243,000, $2,572,000 and $4,691,000 for 2002, 2003 and 2004, respectively, resulted primarily from the additional net operating loss carryforward generated.

At December 31, 2004, the Company had Federal net operating loss carryforwards of $21.8 million that expire in varying amounts between 2021 and 2024, and state net operating loss carryforwards of $21.8 million that expire in varying amounts between 2016 and 2019. Additionally, the Company has research and development credit carryforwards of $530,000 as of December 31, 2004 for Federal tax purposes that expire in varying amounts between 2021 and 2024.

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize net operating loss carryforwards and tax credit carryforwards in the case of certain events including significant changes in ownership interests. If the Company’s NOLs and/or tax credits are limited, and the Company has taxable income which exceeds the permissible yearly NOL, the Company would incur a Federal income and/or state tax liability even though NOLs would be available in future years.

Taxes computed at the statutory Federal income tax rate of 34 percent are reconciled to the provision for income taxes as follows (in thousands):

	2002	% of pretax loss	2003	% of pretax loss	2004	% of pretax loss
United States Federal tax (benefit) at statutory rate	$(1,085)	34.0	$(2,255)	34.0	$(3,953)	34.0
State taxes (benefit) (net of federal benefit)	(145)	4.5	(302)	4.5	(496)	4.3
Change in valuation reserve	1,243	(39.0)	2,572	(38.7)	4,691	(40.4)
Research and development credits	(19)	0.7	(19)	0.3	(491)	4.2
Other non-deductible expenses	6	(0.2)	4	(0.1)	249	(2.1)

Provision for income taxes	$—		$—		$—

(9)    Commitments

Leases

The Company is obligated under a capital lease for office equipment that expires in 2009. Included in property and equipment are assets recorded under this capital lease obligation with a cost of $20,200 at December 31, 2004. Accumulated amortization related to these assets of $300 is included in depreciation expense reported for the year ended December 31, 2004. There were no assets recorded under capital lease obligations prior to 2004.

The Company has several non-cancelable operating leases, primarily for facilities and office equipment, which extend through November 2007. Rental expense, including maintenance charges, for operating leases during 2002, 2003 and 2004 was $87,400, $111,400 and $159,400, respectively.

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

Future minimum capital lease payments and future minimum lease payments under non-cancelable operating leases (with initial or remaining terms in excess of one year) as of December 31, 2004 are as follows (in thousands):

	Capital Leases	Operating Leases
Year ending December 31:
2005	$6	$83
2006	6	100
2007	6	90
2008	6	—
2009	5	—

Total minimum lease payments	29	$273

Less amount representing interest	9

Present value of future minimum lease payments	20
Less current portion of obligations under capital leases	3

Obligations under capital leases, excluding current portion	$17

Supplier Arrangement

The Company has entered into a non-exclusive worldwide agreement with Durect Corporation to develop and manufacture clinical and commercial supplies of the Company’s unique formulation for Alzheimer’s’ treatment. The Company has an exclusive worldwide license to Durect’s sustained release technology used in the production of this formulation. In December 2004, the Company accrued a payment of $250,000 upon initiation of the first Phase I trial for the product which was recorded as research and development expense. The Company will provide additional payments of up to $2.7 million to Durect upon the achievement of certain development and regulatory milestones, as well as payments for research and development expenditures, and royalties based on product sales. The agreement is non-cancelable by Durect, except for material default by the Company. Research and development expenses recognized under the contract totaled $460,000, $1,140,000 and $2,283,000 for the years ended December 31, 2002, 2003 and 2004, respectively.

Other

At December 31, 2004, the Company had commitments approximating $120,000 to sponsor ongoing research studies. These commitments are to be paid over the next three years.

On March 31, 2005, the Company entered into an agreement with Quintiles, Inc. for services related to the Company’s planned pivotal clinical trials. The Company has committed to approximately $2.3 million of services to be provided during 2005.

(10)    Related Party Transactions

During 2003 and 2004, advances of $80,000 and $110,000 were made to an executive officer under a loan agreement executed in 2003. The advances bear interest at a fixed rate of 6%. In addition, during 2004, the Company advanced $102,500 to the same officer to help defray costs

Voyager Pharmaceutical Corporation

(A Development Stage Corporation)

Notes to Consolidated Financial Statements—(Continued)

associated with his relocation. Relocation expense associated with this executive officer recognized by the Company including the forgiveness of debt totaled $292,500 for the year ended December 31, 2004.

During the period from May 2003 to October 2003, another officer of the Company borrowed $15,000, or $2,500 per month, to help defray the officer’s costs of relocating. The Company recorded forgiveness of the principal and interest due totaling $16,000 in 2004.

(11)    Subsequent Events

In February 2005, the Company increased the number of shares of common stock authorized for issuance from 50 million to 100 million.

In May 2005, the Company entered into a sublease for office space with Salix Pharmaceuticals, Inc. beginning July 1, 2005 and ending December 31, 2006. Total minimum lease payments are $310,000 for 2005, and $630,700 for 2006.

In May 2005, the Company amended an operating lease agreement extending the end of its term from December 2005 to March 2011. Future minimum lease payments under this are as follows (in thousands):

Year ending December 31:
2006	$120,000
2007	123,000
2008	127,000
2009	131,000
2010	135,000
2011	43,000

Total lease payments under this lease	$679,000

In July 2005, the Company amended an operating lease agreement for laboratory space. Total additional minimum lease payments are $3,000 for 2005, $38,000 for 2006 and $34,000 for 2007.

             Shares

Voyager Pharmaceutical Corporation

Common Stock

Dealer Prospectus Delivery Obligation

Until                     , 2005 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table indicates the expenses to be incurred in connection with the offering described in this registration statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers Inc. filing fee and the Nasdaq listing fee.

Amount
Securities and Exchange Commission Registration Fee	$15,173.50
National Association of Securities Dealers Inc. Fee	13,392.00
Nasdaq Stock Market listing Fee	125,000.00
Accountants’ fees and expenses	350,000.00
Legal fees and expenses	1,200,000.00
Blue Sky fees and expenses	5,000.00
Transfer Agent’s fees and expenses	5,000.00
Printing and engraving expenses	400,000.00
Miscellaneous	136,434.50

Total Expenses	$2,250,000.00

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of its directors or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his or her duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Our certificate of incorporation provides that no director shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he or she is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnify for such expenses which the Court of Chancery or such other court shall deem proper.

Our certificate of incorporation provides that we will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our certificate of incorporation provides that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, our director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee or, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.

We maintain a general liability insurance policy which covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriter will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us with the meaning of the Securities Act of 1933, as amended, against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Set forth below is information regarding shares of common stock issued, and options granted, by us within the past three years. Also included is the consideration, if any, received by us for such shares and options and information relating to the section of the Securities Act, or rule of the Securities and Exchange Commission, under which exemption from registration was claimed.

(a)	Issuances of capital stock

•	From January 2002 through July 2002, we issued and sold an aggregate of 2,593,200 shares of our common stock to accredited investors for $2,161,000, at $0.83 per share.

•	From August 2002 through September 2003, we issued and sold an aggregate of 3,182,250 shares of our common stock to accredited investors for $4,243,000, at $1.33 per share.

•	From June 2003 through September 2003, we issued and sold an aggregate of 2,581,134 shares of our common stock to accredited investors for $5,162,267, at $2.00 per share.

•	From November 2003 through April 2004, we issued and sold an aggregate of 3,535,428 shares of common stock to accredited investors for $8,838,570, at $2.50 per share.

•	From February 2004 through July 2004, we issued and sold an aggregate of 1,016,555 shares of common stock to accredited investors for $4,066,220, at $4.00 per share.

•	From January 2005 through March 2005, we issued and sold an aggregate of 2,101,768 shares of common stock to accredited investors for $16,814,144, at $8.00 per share.

•	From June 2005 through July 2005, we issued and sold an aggregate of 1,201,770 shares of common stock to accredited investors for $12,017,700, at $10.00 per share.

All of these issuances were made in reliance on the exemption provided by Section 4(2) of the Securities Act or Regulation D promulgated thereunder. The recipients of securities in each of the above-referenced transactions represented their intentions to acquire the securities for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and appropriate legends were affixed to the instruments representing such securities issued in such transactions. All recipients either received adequate information about us or had, through their relationship with us, access to such information.

(b) Stock	option grants

The sale and issuance of the securities described below were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Pursuant to our stock plans and certain stand-alone stock option agreements, as of August 15, 2005, we have issued options to purchase an aggregate of 2,596,579 shares of common stock.

Of these options:

•	options to purchase 7,500 shares of common stock have been cancelled or lapsed without being exercised;

•	options to purchase zero shares of common stock have been exercised; and

•	options to purchase a total of 2,589,079 shares of common stock are currently outstanding, at a weighted average exercise price of $2.62 per share.

Item 16.	Exhibits and Financial Statement Schedules.

(a)    Exhibits.

Exhibit Number	Description of Exhibit
1.1*	Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the registrant, as amended
3.2**	By-laws of the registrant
3.3*	Second Amended and Restated Certificate of Incorporation of the registrant to be effective upon closing of the offering
3.4	Amended and Restated By-laws of the registrant to be effective upon closing of the offering
4.1*	Specimen Stock Certificate evidencing the shares of common stock

Exhibit Number	Description of Exhibit
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1**	2001 Stock Option/Stock Issuance Plan
10.2**	2005 Stock Option Plan
10.3	2005 Stock Incentive Plan
10.4	Form of Incentive Stock Option Agreement for 2005 Stock Incentive Plan
10.5	Form of Nonstatutory Stock Option Agreement for 2005 Stock Incentive Plan
10.6**	Lease Agreement, dated January 1, 2002, between the registrant and Colonnade Development LLC, as amended on July 30, 2002, January 6, 2004, August 2004 and May 30, 2005
10.7**	Sublease Agreement, dated May 30, 2005, between the registrant and Salix Pharmaceuticals, Inc.
10.8**	Lease Agreement, dated October 4, 2004, between the registrant and ARE-7030 Kit Creek, LLC, as amended on July 11, 2005
10.9**†	Feasibility, Development and Commercialization Agreement, dated July 22, 2002, between the registrant and DURECT Corporation, successor in interest to Southern BioSystems, Inc.
10.10**†	Master Services Agreement, dated April 1, 2005, between the registrant and Quintiles, Inc.
10.11**	Employment Agreement, dated February 22, 2005, between the registrant and Sheldon Goldberg
10.12**	Offer Letter, dated January 22, 2002, between the registrant and Michael J. Giannini
10.13**	Contract for Sale and Purchase of Real Property, dated September 30, 2004, between the registrant and Patrick and Jane Smith
10.14	Non-employee Director Compensation Summary
10.15	Executive Officer Compensation Summary
21.1**	Subsidiaries of the registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.3**	Consent of James D. Artman
23.4**	Consent of William E. McConville
23.5**	Consent of Tommy G. Thompson
23.6**	Consent of Michael Reagan
24.1**	Powers of Attorney (see page II-7)

*	To be filed by amendment
**	Previously filed
†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission

(b)    Financial Statement Schedules.

None.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Raleigh, State of North Carolina, on this 13th day of October, 2005.

VOYAGER PHARMACEUTICAL CORPORATION

By:	/s/ PATRICK S. SMITH
Patrick S. Smith President and Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 Registration Statement has been signed by the following persons in the capacities held on the dates indicated.

Signature	Title	Date

/s/ PATRICK S. SMITH Patrick S. Smith	President, Chief Executive Officer and Director (principal executive officer)	October 13, 2005

/s/ DAVID J. CORCORAN David J. Corcoran	Executive Vice President, Chief Financial Officer and Director (principal financial officer)	October 13, 2005

/s/ TIMOTHY J. CREECH Timothy J. Creech	Vice President of Finance and Chief Accounting Officer (principal accounting officer)	October 13, 2005

* Richard L. Bowen, M.D.	Chairman of the Board, Chief Scientific Officer and Director	October 13, 2005

By the signature set forth below, the undersigned, pursuant to the duly authorized powers of attorney filed with the Securities and Exchange Commission, has signed this Amendment No. 1 to Registration Statement on behalf of the person indicated.

*By: /s/ DAVID J. CORCORAN David J. Corcoran Attorney-in-Fact

Exhibit Index

Exhibit Number	Description of Exhibit
1.1*	Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the registrant, as amended
3.2**	By-laws of the registrant
3.3*	Second Amended and Restated Certificate of Incorporation of the registrant to be effective upon closing of the offering
3.4	Amended and Restated By-laws of the registrant to be effective upon closing of the offering
4.1*	Specimen Stock Certificate evidencing the shares of common stock
5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP
10.1**	2001 Stock Option/Stock Issuance Plan
10.2**	2005 Stock Option Plan
10.3	2005 Stock Incentive Plan
10.4	Form of Incentive Stock Option Agreement for 2005 Stock Incentive Plan
10.5	Form of Nonstatutory Stock Option Agreement for 2005 Stock Incentive Plan
10.6**	Lease Agreement, dated January 1, 2002, between the registrant and Colonnade Development LLC, as amended on July 30, 2002, January 6, 2004, August 2004 and May 30, 2005
10.7**	Sublease Agreement, dated May 30, 2005, between the registrant and Salix Pharmaceuticals, Inc.
10.8**	Lease Agreement, dated October 4, 2004, between the registrant and ARE-7030 Kit Creek, LLC, as amended on July 11, 2005
10.9**†	Feasibility, Development and Commercialization Agreement, dated July 22, 2002, between the registrant and DURECT Corporation, successor in interest to Southern BioSystems, Inc.
10.10**†	Master Services Agreement, dated April 1, 2005, between the registrant and Quintiles, Inc.
10.11**	Employment Agreement, dated February 22, 2005, between the registrant and Sheldon Goldberg
10.12**	Offer Letter, dated January 22, 2002, between the registrant and Michael J. Giannini
10.13**	Contract for Sale and Purchase of Real Property, dated September 30, 2004, between the registrant and Patrick and Jane Smith
10.14	Non-employee Director Compensation Summary
10.15	Executive Officer Compensation Summary
21.1**	Subsidiaries of the registrant
23.1	Consent of PricewaterhouseCoopers LLP
23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)
23.3**	Consent of James D. Artman
23.4**	Consent of William E. McConville
23.5**	Consent of Tommy G. Thompson
23.6**	Consent of Michael Reagan
24.1**	Powers of Attorney (see page II-7)

*	To be filed by amendment
**	Previously filed
†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission